

September 14, 2007

Company Name: Promise Co., Ltd.
Representative: Representative Director, Hiroki Jinnai
(Code: 8574, the First Section of Tokyo Stock Exchange, Inc.)
Contact: Public Relations, Yasuhiko Katsumi
(Telephone Number: 03-3287-1515)

To whom it may concern:

ANNOUNCEMENT OF RESULT OF TENDER OFFER BY SUBSIDIARY AND CHANGE OF SUBSIDIARY

Promise Co., Ltd. (the "Company") and its subsidiary Asahi Enterprise Co., Ltd. (the "Tender Offeror") resolved at their respective meetings of the Board of Directors held on July 31, 2007, to commence a tender offer (the "Tender Offer") for shares of Sanyo Shinpan Finance Co., Ltd. (Code: 8573, listed on the First Section of the Tokyo Stock Exchange and Fukuoka Stock Exchange) (the "Target") and Target's share purchase warrants (the "Share Purchase Warrants") issued in accordance with a resolution of the meeting of the Target Board of Directors held on May 11, 2004 and approved at the ordinary general meeting of shareholders held on June 25, 2004. Tender Offeror commenced the Tender Offer on August 13, 2007. The Company hereby announce the result of the Tender Offer completed on September 13, 2007 as follows.

As a result of the Tender Offer, the Target is expected to be a new consolidated subsidiary of the Company.

I Results of the Tender Offer


08000076

1. Outline of the Tender Offer

(1) Name of Target

Sanyo Shinpan Finance Co., Ltd.

(2) Number of Shares, etc. to be Purchased

Class of Shares, etc.	Number of Shares to be Purchased on a Fully diluted Basis	Number of Shares that may be Purchased in Excess of Minimum on a Fully diluted Basis
Shares Certificates	9,592,330 (shares)	- (shares)
Share Purchase Warrants	- (shares)	- (shares)

(Note 1) If the total number of shares, etc. tendered in response to the Tender Offer (the "Tendered Shares, etc."), is less than the minimum number of shares to be purchased (9,592,330 shares, the "Number of Shares to be Purchased"), none of the Tendered Shares, etc. will be purchased. If the total number of Tendered Shares, etc., equals or exceeds the Number of Shares to be Purchased (9,592,330 shares), all of the Tendered Shares,

etc. will be purchased.

(Note 2) The Company will not purchase through the Tender Offer any of the treasury shares held by the Target.

(Note 3) The Number of Shares to be Purchased is 9,592,330 shares, which equals the Target's total issued shares as of March 31, 2007 as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007) (37,949,144 shares) less the treasury shares held by the Target as of the same date (15,130 shares) (i.e., 37,934,014 shares), plus the maximum number of the Target's shares issued or transferred or possibly issued or transferred upon exercise of the (3,035) Share Purchase Warrants from April 1, 2007 through the last day of the Tender Offer Period (303,500 shares) (i.e., 38,237,514 shares), multiplied by 0.501 (approximately 19,156,995 shares (rounded off to the whole number), less the number of the Target's shares held by the Tender Offeror as of the date hereof (9,564,670 shares) (i.e, 9,592,325 shares), and then rounded up to the number of unit shares (9,592,330 shares).

(Note 4) Fractional unit shares are also subject to the Tender Offer. However, a submission of share certificates is necessary at the time of tendering the shares (however, if fractional unit shares are deposited with the Japan Securities Depository Center, Inc. through the tender offer agent or sub-agent, the shareholder is not required to submit its share certificates). The Target may repurchase its shares during the Tender Offer Period from any shareholder who exercises a shareholder's right under the Company Law of Japan to require the Target to repurchase the Target's fractional unit shares constituting less than one unit, in which case the Target is required to make any such repurchases at a price equal to the market price for its shares.

(Note 5) Share Purchase Warrants may be exercised by the last day of the Tender Offer Period. The Target's shares issued or transferred upon such exercise shall be also subject to the Tender Offer.

(Note 6) On the basis of the numbers as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007), the maximum number of shares, etc. that the Tender Offeror expects to acquire under the Tender Offer is the Target's total issued shares as of March 31, 2007 (37,949,144 shares) less the Target's treasury shares as of March 31, 2007 (15,130 shares) and the number of the Target's shares held by the Tender Offeror as of the date hereof (9,564,670 shares), plus the maximum number of the Target's shares issued or transferred or possibly issued or transferred upon exercise of the (3,035) Share Purchase Warrants from April 1, 2007 through the last day of the Tender Offer Period (303,500 shares), i.e., 28,672,844 shares.

(3) Period of the Tender Offer

From Monday, August 13, 2007 to Thursday, September 13, 2007
(24 business days)

(4) Tender Offer Price

Common Shares: 3,623 yen per Common Share
Share Purchase Warrants: 1 yen per Share Purchase Warrant

2. Result of the Tender Offer

(1) Success or Failure of the Tender Offer

All shares tendered are to be purchased.

Class of Shares, etc.	Number of Shares to be Purchased on a Fully diluted Basis	Number of Shares that may be Purchased in Excess of Minimum on a Fully diluted Basis
Shares Certificates	26,634,044 (shares)	26,634,044 (shares)
Share Purchase Warrants	- (shares)	- (shares)
Total	26,634,044 (shares)	26,634,044 (shares)

(2) Change in Ownership Percentage of Shares as a result of Tender Offer

Number of Voting Rights Represented by the Shares, etc. Owned by the Tender Offeror before Tender Offer	956,467	(Percentage of Ownership of Shares, etc., before Tender Offer, etc., 25.01%)
Number of Voting Rights Represented by the Shares, etc. Owned by the Tender Offeror after Tender Offer	3,619,871	(Percentage of Ownership of Shares, etc., after Tender Offer, etc., 94.67%)
Number of Voting Rights Represented by Shares, etc. Owned by Parties having Special Relationships with the Tender Offeror before Tender Offer	745,177	(Percentage of Ownership of Shares, etc., before Tender Offer, etc., 19.49%)
Number of Voting Rights Represented by Shares, etc. Owned by Parties having Special Relationships with the Tender Offeror after Tender Offer	4,303	(Percentage of Ownership of Shares, etc., after Tender Offer, etc., 0.11%)
Total Number of Voting Rights of All Shareholders of the Target	3,792,789	

(Note 1) "Number of Voting Rights Represented by Shares, etc. Owned by Parties having Special Relationships with the Tender Offeror before Tender Offer" and "Number of Voting Rights Represented by Shares, etc. Owned by Parties having Special Relationships with the Tender Offeror after Tender Offer" are the total number of voting rights related to the share holdings of special related parties (except treasury shares held by the Target)

(Note 2) "Total Number of Voting Rights of the Shareholders of the Target" is based on the total number (every 10 shares is written as 1 unit) of voting rights of the shareholders as of March 31, 2007, as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007). However, since fractional unit shares and the Target's shares issued or as may be issued upon exercise of Share Purchase Warrants are also subject to the Tender Offer, the "Percentage of Ownership of Shares, etc., before Tender Offer, etc." is calculated by adding the number of voting rights represented by the Target's shares issued or transferred or

possibly issued or transferred upon exercise of Share Purchase Warrants (30,350) to the number of voting rights (3,793,401) represented by the Target's total issued shares as of March 31, 2007 as stated in the Target's Annual Securities Report for its 44th business year (filed on June 29, 2007) (37,949,144 shares) less the Target's treasury shares as of the same date (15,130 shares), which calculates to 3,823,751 as the denominator.

(Note 3) "Percentage of Ownership of Shares, etc., before Tender Offer, etc." and "Percentage of Ownership of Shares, etc., after Tender Offer, etc." are rounded to three decimal places.

(3) Calculation in case of purchases are conducted on a proportional basis

Not applicable.

(4) Purchase Price

96,495 million yen

(5) Settlement Procedure

(i) Names and Locations of Head Office of Securities Company, Bank, etc. to Settle the Tender Offer

Daiwa Securities SMBC Co., Ltd.:	8-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Daiwa Securities Co., Ltd.:	6-4, Otemachi 2-chome, Chiyoda-ku, Tokyo

(ii) Commencement Date of Settlement

Tuesday, September 25, 2007

(iii) Settlement Procedure

A written notice of settlement will be mailed to the address or location of each Tendering Shareholder, etc. (or the address of the standing proxy in the case of a Non-Japanese Shareholder) without delay after the expiration of the Tender Offer Period.

The Tender Offer shall be settled in cash. In accordance with the instructions given by the Tendering Shareholders, etc., the sales price with regard to the shares, etc. purchased, without delay on or after the commencement date of settlement, will be remitted to the place designated by each Tendering Shareholder, etc. or paid in the head office or domestic branch offices of the tender offer agent or sub-agent.

3. Expected Effect of the Tender Offer on Operating Results

The expected effect of the Tender Offer on the consolidated and non-consolidated operating results of the Company is being examined, and after the results become definite, they will be announced.

4. Policies, etc. After the Tender Offer

Since the Tender Offeror could not acquire all of the common shares of the Target excluding treasury shares through the Tender Offer, the Tender Offeror is planning to

acquire all of the common shares of the Target through a share exchange by providing shareholders of common shares of the Target with chances to sell the shares by which the Tender Offeror will be a 100% parent company and the Target Company will be a wholly owned subsidiary (the "Share Exchange"). However, the Tender Offeror might chose another method to acquire all of the common shares of the Target depending on applicable governmental authorities' interpretations of relevant laws and the shareholding situation of shareholders excluding the Tender Offeror of the Target.

In the event the Share Exchange is implemented, it is planned that cash will be paid to the shareholders of the Target (which will become a wholly owned subsidiary). The amount of cash to be paid per share of the Target through the Share Exchange shall be calculated based on the tender offer price, however, such price might be different from the tender offer price. The shareholders of the Target (which will become a wholly owned subsidiary) may claim that the Target purchase their shares pursuant to applicable statutory procedures. Such purchase price might be different from the tender offer price and the amount of cash to be paid per share of the Target through the Share Exchange. Any tax issues regarding the Tender Offer, the cash to be paid through the Share Exchange or the purchase of shares resulting from such a demand should be confirmed with an own tax advisor of each shareholder.

The shares of the Target may be delisted pursuant to prescribed procedures under Tokyo Stock Exchange and Fukuoka Stock Exchange criteria for delisting when the number of market-traded shares decreases as a result of the Tender Offer. Even in the case where such criteria do not apply, the shares of the Target will be delisted when the Target becomes wholly owned by the Tender Offeror pursuant to the methods set forth above.

II Change of Subsidiary

As a result of the Tender Offer, the Target will become consolidated subsidiary of the Company as of September 25, 2007.

1. Profile of Subsidiary

(1)	Company Name	Sanyo Shinpan Finance Co., Ltd.
(2)	Title and Name of Representatives	Mutsuhiko Matsumoto, President and Representative Director
(3)	Address of Head Office	1-8, Kamigofuku-machi, Hakata-ku, Fukuoka-shi, Fukuoka
(4)	Date of Incorporation	November 22, 1946
(5)	Description of Business	Consumer finance business, guarantee services for unsecured personal loans, credit card business and servicing business, etc.
(6)	End of Fiscal Year	March 31
(7)	Number of Employees	1,981 (consolidated, as of March 31, 2007)
(8)	Main Place of Business	Tokyo Takarazuka Building 18th Floor, 1-3, Yurakucho 1-chome, Chiyoda-ku, Tokyo
(9)	Capitalization	16,268 million yen (as of March 31, 2007)

(10) Number of Shares Issued 37,949,144 shares (as of March 31, 2007)

(11) Major Shareholders and Share Owned as Percentage of Total Issued Shares (as of March 31, 2007)

Asahi Enterprise Co., Ltd.	25.20%
Masakazu Shiiki	19.50%
NORTHERN TRUST CO. (AVFC) SUB A/C AMERICAN CLIENTS (Standing Proxy: The Hong Kong and Shanghai Banking Corporation Limited)	6.60%
Mellon Bank Treaty Clients Omnibus (Standing Proxy: The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch)	4.45%
The Bank of Fukuoka, Ltd.	2.78%
The Bank of New York Europe Ltd. Luxemburg 131800 (Standing Proxy: The Mizuho Corporate Bank, Ltd., Kabutocho Securities Clearance Office)	2.53%
Japan Trustee Services Bank, Ltd. (Trust account)	2.33%
Northern Trust Company (AVFC) Ryu S Tax Exempted Pension Funds (Standing Proxy: The Hong Kong and Shanghai Banking Corporation Limited)	2.10%
The Master Trust Bank of Japan, Ltd. (Trust account)	1.50%
Northern Trust Company (AVFC) Ryu S Tax Exempted Pension Funds Security Lending (Standing Proxy: The Hong Kong and Shanghai Banking Corporation Limited)	1.21%

2. Profit and Loss, etc. for Most Recent Business Years

(Consolidated) (in million yen)

Fiscal Year Ended	March, 2006 (the 43rd period)	March, 2007 (the 44th period)
Operating Income	155,685	151,706
Operating Profit or Operating Loss(△)	40,711	△37,221
Recruiting Profit or Recruiting Loss (△)	40,990	△36,996
Net Profit or Net Loss (△) for the Period	20,001	△88,886
Total Assets	605,795	591,472
Net Assets	243,127	179,373

(Non-Consolidated) (in million yen, except per share amount)

Fiscal Year Ended	March, 2006 (the 43rd period)	March, 2006 (the 44th period)
Operating Income	109,265	102,134
Operating Profit or Operating Loss(△)	29,297	△46,019
Recruiting Profit or Recruiting	30,116	△45,061

Loss (△)		
Net Profit or Net Loss (△) for the Period	16,749	△89,964
Total Assets	417,413	373,219
Net Assets	226,461	133,744
Annual Divided per Share (Interim Divided per Share)	72.00 (36.00)	72.00 (36.00)

The Target Company made public announcements in its press release, dated July 26, 2007, "Announcement of Amendments to Forecasts and Planned Dividends for the Fiscal Year ending March 31, 2008" regarding amendments to the forecast for the semi-annual period and whole-year period of the fiscal year ending March 2008 (April 1, 2007 through March 31, 2008), and forecasted interim and year-end dividends for the fiscal year ending March 31, 2008, announced on May 10, 2007.

(1) Amendment to Forecast of the Semi-Annual Period of the Fiscal Year ending March 2008 (April 1, 2007 through September 30, 2007)

(i) Consolidated (in million yen)

	Operating Income	Operating Profit	Recruiting Profit	Net Profit for the Period
Previously announced forecast (A) (Announced on May 10, 2007)	70,700	5,400	5,400	△1,500
Amended forecast (B)	70,700	△72,400	△72,400	△79,500
Increase or decrease (B - A)	—	△77,800	△77,800	△78,000
Percentage change (%)	—	—	—	—
Results of the same period of the last year (Results of the period ended September 2006)	77,917	7,103	7,233	△33,752

(ii) Non-Consolidated (in million yen)

	Operating Income	Operating Profit	Recruiting Profit	Net Profit for the Period
Previously announced forecast (A) (Announced on May 10, 2007)	44,600	1,100	1,700	△2,200
Amended forecast (B)	44,600	△76,700	△76,100	△80,200
Increase or decrease (B - A)	—	△77,800	△77,800	△78,000
Percentage change (%)	—	—	—	—
Results of the same period of the last year (Results of the period ended September 2006)	53,106	1,199	1,837	△35,216

(2) Amendment to Forecast of the Fiscal Year ending March 2008 (April 1, 2007 through March 31, 2008)

(i) Consolidated (in million yen)

	Operating Income	Operating Profit	Recruiting Profit	Net Profit for the Period
Previously announced forecast (A) (Announced on May 10, 2007)	138,800	15,300	15,400	5,500
Amended forecast (B)	138,800	△59,500	△59,400	△69,300
Increase or decrease (B - A)	—	△74,800	△74,800	△74,800
Percentage change (%)	—	—	—	—
Results of the same period of the last year (Results of the fiscal year ended March 2007)	151,706	△37,221	△36,996	△88,886

(ii) Non-Consolidated (in million yen)

	Operating Income	Operating Profit	Recruiting Profit	Net Profit for the Period
Previously announced forecast (A) (Announced on May 10, 2007)	86,200	7,300	8,200	3,700
Amended forecast (B)	86,200	△67,500	△66,600	△71,100
Increase or decrease (B - A)	—	△74,800	△74,800	△74,800
Percentage change (%)	—	—	—	—
Results of the same period of the last year (Results of the fiscal year ended March 2007)	102,134	△46,019	△45,061	△89,964

(3) Amendment to the Planned Dividends for the Fiscal Year ending March 2008

(in yen)

	Cash Dividends per Share		
	Interim	Year-end	Total
Previously announced plan (A) (Announced on May 10, 2007)	18.00	18.00	36.00
Amended plan (B)	0.00	0.00	0.00
Increase or decrease (B - A)	△18.00	△18.00	△36.00
Results of the same period of the last year (Results of the fiscal year ended March 2007)	36.00	36.00	72.00

3. Average Amount of Recruiting Profits and Net Profit for the Period in the Previous 5 Fiscal Years

(Consolidated) (in million yen)

Company Name	Recruiting Profit	Net Profit for the Period
Sanyo Shinpan Finance Co., Ltd.	19,490	△9,192
Promise Co., Ltd.	39,444	△31,713

(Non-Consolidated) (in million yen)

Company Name	Recruiting Profit	Net Profit for the Period
Sanyo Shinpan Finance Co., Ltd.	13,560	△14,558
Promise Co., Ltd.	36,103	△31,009

4. Scheduled Transfer Date of Subsidiary

Tuesday, September 25, 2007

Note: This news release has been translated from the original Japanese document released on September 14, 2007, for reference only. In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

September 21, 2007

Company Name: Promise Co., Ltd.
Representative: Hiroki Jinnai, Representative Director
(Code: 8574, the First Section of the Tokyo Stock Exchange, Inc.)
Contact: Public Relations, Yasuhiko Katsumi
(Telephone Number: 03-3287-1515)

To whom it may concern:

ANNOUNCEMENT REGARDING TRANSFER OF SUBSIDIARY

Please be informed that a subsidiary of Promise Co., Ltd. (the "Company"), Asahi Enterprise Kabushiki Kaisha, has conducted a tender offer from August 13, 2007 to September 13, 2007 for shares and share purchase warrants (issued in accordance with a resolution of the meeting of the Target Company Board of Directors held on May 11, 2004 and approved at the ordinary general meeting of shareholders held on June 25, 2004) of Sanyo Shinpan Finance Co., Ltd. (Code: 8573, listed on the First Section of the Tokyo Stock Exchange and Fukuoka Stock Exchange) (the "Target Company"), as a result of which Pocketcard Co., Ltd. (Code: 8519, listed on the First Section of the Tokyo Stock Exchange and the Fukuoka Stock Exchange) is to become a consolidated subsidiary of the Company as of September 25, 2007, as stated below.

Please refer to our "**ANNOUNCEMENT OF RESULT OF TENDER OFFER BY SUBSIDIARY AND TRANSFER OF SUBSIDIARY**" issued on September 14, 2007.

Particulars

1. Outline of Subsidiary

(1)	Trade Name:	Pocketcard Co., Ltd.
(2)	Representative:	Makoto Tsuzuki, Representative Director
(3)	Location of the head office:	5-9, Shiba 1-chome, Minato-ku, Tokyo
(4)	Date of incorporation:	May 25, 1982
(5)	Main business:	Installment sales finance business, money lending business and others
(6)	End of fiscal year:	Last day of February
(7)	Number of employees:	443 (as of February 28, 2007)
(8)	Principal place of business:	5-9, Shiba 1-chome, Minato-ku, Tokyo
(9)	Capitalization:	11,268 million yen (as of February 28, 2007)
(10)	Total number of shares issued:	60,270,444 shares (as of February 28, 2007)

(11) Major shareholders and the percentages of their shareholdings:

(as of February 28, 2007)

Sanyo Shinpan Finance Co., Ltd.	46.11%
ITOCHU Finance Corporation	20.67%
The Master Trust Bank of Japan, Ltd.	4.31%
ITOCHU Corporation	2.26%
The Bank of New York Europe Ltd. Luxemburg 131800 (Standing Proxy: The Mizuho Corporate Bank, Ltd., Kabutocho Securities Clearance Office)	2.03%
Japan Trustee Services Bank, Ltd.	1.59%
NORTHERN TRUST CO. (AVFC) SUB A/C AMERICAN CLIENTS (Standing Proxy: The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch, Custody Business Department)	1.22%
The Sumitomo Trust & Banking Co., Ltd.	0.71%
Aioi Insurance Co., Ltd.	0.70%
Toppan Forms Co., Ltd.	0.51%

2. Recent Financial Results

(Millions of yen, except for per share amounts)

Settlement Period	Fiscal Year Ended February 2006 (24th Fiscal Year)	Fiscal Year Ended February 2007 (25th Fiscal Year)
Operating revenue	35,898	38,829
Operating income	8,331	6,383
Ordinary income	8,330	6,377
Net sales	4,481	1,248
Total assets	177,246	203,678
Net assets	50,536	49,414
Dividend per share (interim dividend per share)	32.00 (15.00)	17.00 (8.50)

3. Scheduled Transfer Date of Subsidiary

September 25, 2007 (Tuesday)

This news release has been translated from the original Japanese document released on September 21, 2007, for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

(Excerpt translation)

NEWS RELEASE **PROMISE**

October 4, 2007

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Notice of Issuance of ¥20 Billion 41st Unsecured Straight Bonds

Promise Co., Ltd. (the "Company") has concentrated efforts on the diversification and cost reduction of fund raising. The Company has determined to issue ¥20 billion 41st domestic unsecured straight bonds (due in six years).

Consequently, the balance of bonds of the Company issued and outstanding will account for ¥250 billion of domestic straight bonds.

Description

(Translation omitted)

- END -



October 15, 2007

Company Name:	Promise Co., Ltd.
Representative:	Representative Director, Hiroki Jinnai
Listed on:	The First Section of Tokyo Stock Exchange Group, Inc. (Code: 8574)
Contact:	Public Relations, Yasuhiko Katsumi Telephone Number: 03-3287-1515

Company Name:	Asahi Enterprise Co., Ltd.
Representative:	Representative Director, Toshifumi Sugiki
Contact:	Director, Koichi Kato Telephone Number: 03-3287-0378

Company Name:	Sanyo Shinpan Finance Co., Ltd.
Representative:	President and Representative Director, Mutsuhiko Matsumoto
Listed on:	The First Section of Tokyo Stock Exchange Group, Inc. and Fukuoka Stock Exchange, Inc. (Code: 8573)
Contact:	Director, Hiroaki Kiyama

Tokyo Head Office Telephone Number: 03-5157-3411
Fukuoka Head Office Telephone Number: 092-272-3407

To whom it may concern:

ANNOUNCEMENT CONCERNING EXECUTION OF AGREEMENT ON SHARE EXCHANGE

Asahi Enterprise Co., Ltd. ("Asahi Enterprise"), a wholly-owned subsidiary of Promise Co., Ltd. ("Promise"), and Sanyo Shinpan Finance Co., Ltd. ("Sanyo Shinpan") hereby announce that it has been resolved at the respective meetings of their Board of Directors held today to conduct a statutory share exchange (*Kabushiki Kokan*) between Asahi Enterprise and Sanyo Shinpan (the "Share Exchange") and that Asahi Enterprise and Sanyo Shinpan have executed a share exchange agreement (the "Share Exchange Agreement") to make Asahi Enterprise a wholly-owning parent company and Sanyo Shinpan a wholly-owned subsidiary.

1. Purpose of the Share Exchange

(1) Purpose of the Share Exchange

As set forth in Promise's press release "ANNOUNCEMENT OF RESULT OF TENDER OFFER BY SUBSIDIARY AND CHANGE OF SUBSIDIARY" dated September 14, 2007 and Sanyo Shinpan's press release "ANNOUNCEMENT OF CHANGES IN PARENT COMPANIES AND MAJOR SHAREHOLDERS" dated September 14, 2007, Asahi Enterprise, a wholly-owned subsidiary of Promise, conducted a tender offer for shares and share purchase warrants of Sanyo Shinpan (the "Tender Offer") from August 13, 2007 to September 13, 2007, and, as a result, holds 95.43%(*) of the voting rights of all Sanyo Shinpan's shares.

As set forth in Promise's press release "ANNOUNCEMENT OF PARTIAL CHANGES IN CONTENT OF TENDER OFFER FOR SHARES" dated July 31, 2007 and Sanyo Shinpan's press release "ANNOUNCEMENT CONCERNING KEEPING THE ENDORSEMENT OF THE TENDER OFFER" dated July 31, 2007, Promise and Sanyo Shinpan thought that, in order to develop a solid business for their business operations, create synergies, ensure the acceleration of new growth in the future by utilizing operating resources held by both companies in a mutually complimentary manner, ensuring the full integration of the business operations of both companies is indispensable, and in the event that Asahi Enterprise fails to acquire all shares of Sanyo Shinpan through the Tender Offer, in principle, Promise and Sanyo Shinpan intended to conduct the Share Exchange to make Asahi Enterprise a wholly-owning parent company and Sanyo Shinpan a wholly-owned subsidiary and by the Share Exchange, deliver money, amount of which to be delivered per share of Sanyo Shinpan shall be determined based on the tender offer price, to Sanyo Shinpan's shareholders who have not tendered all of their shares of Sanyo Shinpan through the Tender Offer.

Based on such background, Asahi Enterprise, a wholly-owned subsidiary of Promise, and Sanyo Shinpan resolved to conduct the Share Exchange on the effective date, December 26, 2007, and by the Share Exchange, deliver the same amount of money as the tender offer price per share of Sanyo Shinpan to all of Sanyo Shinpan's shareholders who have not tendered all of their shares of Sanyo Shinpan through the Tender Offer, and entered into the Share Exchange Agreement.

(*) The formula set forth below was used to calculate the percentage:

$$\frac{3{,}619{,}871 \text{ (voting rights of Sanyo Shinpan's shares which Asahi Enterprise holds)}}{3{,}792{,}789 \text{ (voting rights of Sanyo Shinpan's shares which all Sanyo Shinpan's shareholders hold as of March 31, 2007)} + 612 \text{ (voting rights of 6,214 fractional shares as of March 31, 2007-- there is no treasury fractional shares which Sanyo Shinpan holds as of March 31, 2007)}} \times 100$$

(2) Measures Aimed at Achieving a Fair Share Exchange Value

Asahi Enterprise holds 95.43% of the voting rights of all Sanyo Shinpan's shares. The amount of money to be delivered per share of Sanyo Shinpan by the Share Exchange shall be 3,623 yen (the same amount of money as tender offer price) as expected prior to the implementation of the Tender Offer.

(3) Measure to Prevent Conflict of Interests

There is no director or statutory auditor in Sanyo Shinpan serving as director or statutory auditor in Asahi Enterprise.

An outside director attended the meeting of the Board of Directors of Sanyo Shinpan held today, where it is resolved to conduct the Share Exchange, and participated in the resolutions. An outside statutory auditor attended the meeting of the Board of Directors as well.

(4) Possibility of Delisting

Sanyo Shinpan will be a wholly-owned subsidiary of Asahi Enterprise by the Share Exchange as of the effective date, December 26, 2007. The shares of Sanyo Shinpan are expected to be transferred to a delisting post on November 21, 2007 and delisted on December 19, 2007 pursuant to the Criteria for Delisting of Stock of Tokyo Stock Exchange Group, Inc. and Fukuoka Stock Exchange, Inc. (the last trading date shall be December 18, 2007) After

being delisted, shares of Sanyo Shinpan cannot be traded on Tokyo Stock Exchange Group, Inc. and Fukuoka Stock Exchange, Inc.

2. Outline of the Share Exchange

(1) Schedule for the Share Exchange

Sunday, September 30, 2007	Record Date for the shareholders meeting approving execution of the Share Exchange Agreement (Sanyo Shinpan)
Monday, October 15, 2007	Resolution of the Board of Directors concerning the Share Exchange
Monday, October 15, 2007	Execution of the Share Exchange Agreement
Tuesday November 20, 2007 (scheduled)	Approval for the Share Exchange at the shareholders meeting (*)
Wednesday, November 21, 2007 (scheduled)	Transfer to a delisting post (Sanyo Shinpan)
Thursday, December 19, 2007 (scheduled)	Delisting (Sanyo Shinpan)
Wednesday, December 26, 2007 (scheduled)	Effective Date of the Share Exchange and Expiration date of Share Certificate Submission (Sanyo Shinpan)
in the middle of February, 2008 (scheduled)	Date of the money delivery

(*) Sanyo Shinpan is qualified to conduct a short form share exchange under the provision of Paragraph 1 of Article 784 of the Company Law (*Kaisha Ho*), however, because the approval for execution of the Share Exchange Agreement of the shareholders meeting is an event for redemption of the share purchase warrants of Sanyo Shinpan as set forth in item (4) below, in order to redeem the share purchase warrants of Sanyo Shinpan, it will obtain an approval for execution of the Share Exchange Agreement of the shareholders meeting.

(2) Money to be Delivered by the Share Exchange

Asahi Enterprise will deliver money payment of 3,623 yen per share of Sanyo Shinpan to Sanyo Shinpan's shareholders (including the beneficial shareholders) described or recorded in the last shareholders registry (including the beneficial shareholders registry) as of December 25, 2007 (the day before the effective date of the Share Exchange), except for Asahi Enterprise, pursuant to the Share Exchange Agreement under the provision of Item 2 of Paragraph 1 of Article 768 of the Company Law.

Sanyo Shinpan is expecting to redeem all of its outstanding treasury shares held or acquired by Sanyo Shinpan by the day before the effective date of the Share Exchange.

(3) Basis for the Calculation of the Money to be Delivered by the Share Exchange

(i) Basis for the Calculation

As stated in item 1(1) above, Promise and Sanyo Shinpan intended to conduct the Share Exchange to make Asahi Enterprise a wholly-owning parent company and Sanyo Shinpan a wholly-owned subsidiary and deliver the same amount of money as the tender offer price per share of Sanyo Shinpan to all of Sanyo Shinpan's shareholders who have not tendered all of their shares of Sanyo Shinpan through the Tender Offer.

For information regarding basis of calculation of tender offer price, etc., please refer to Promise's press release "ANNOUNCEMENT OF PARTIAL CHANGES IN CONTENT OF TENDER OFFER FOR SHARES" dated July 31, 2007 and Sanyo Shinpan's press release "ANNOUNCEMENT CONCERNING KEEPING ENDORSEMENT OF THE TENDER OFFER" dated July 31, 2007.

Because, as a result of the Tender Offer, Asahi Enterprise holds 95.43% of voting rights of all Sanyo Shinpan's shares, Asahi Enterprise and Sanyo Shinpan agreed to determine that the amount of money to be delivered through the Share Exchange shall be 3,623 yen per share of Sanyo Shinpan, the same as the tender offer price considering the fairness among Sanyo Shinpan's shareholders through a series of transactions to make Sanyo Shinpan a wholly-owned subsidiary of Promise (i.e., the Tender Offer and the Share Exchange) after confirming that no material adverse effect on financial condition and operating results of Sanyo Shinpan is founded (which was not taken into account when determining the tender offer price) and no material adverse effect on financial condition and operating results of Sanyo Shinpan has never occurred after determination of the tender offer price.

(ii) Process of the Calculation

Neither Promise nor Sanyo Shinpan has asked for opinion of any third party providing calculating services when determining amount of money delivered by the Share Exchange.

For information regarding basis of calculation of tender offer price, etc., please refer to Promise's press release "ANNOUNCEMENT OF PARTIAL CHANGES IN CONTENT OF TENDER OFFER FOR SHARES" dated July 31, 2007 and Sanyo Shinpan's press release "ANNOUNCEMENT CONCERNING KEEPING ENDORSEMENT OF THE TENDER OFFER" dated July 31, 2007.

(iii) Relationship with the party providing calculating services

Not applicable.

(4) Handling of Outstanding Share Purchase Warrants of the Wholly-Owned Subsidiary

Any share purchase warrants of Asahi Enterprise shall not be granted to the holders of share purchase warrants of Sanyo Shinpan through the Share Exchange. Sanyo Shinpan is expecting to acquire all its outstanding share purchase warrants without any compensation and redeem them by the day before the effective date of the Share Exchange if the Share Exchange Agreement is approved at the shareholders meeting.

3. Outline of Companies Involved in the Share Exchange

(1)	Company Name	Asahi Enterprise Co., Ltd.	Sanyo Shinpan Finance Co., Ltd.
(2)	Description of Business	Acquiring and Holding of Sanyo Shinpan Shares	Consumer Finance Business
(3)	Date of Incorporation	June 8, 1976	November 22, 1946
(4)	Address of Head Office	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo	1-8, Kamigofukumachi, Hakata-ku, Fukuoka
(5)	Title and Name of Representatives	Toshifumi Sugiki, Representative Director	Mutsuhiko Matsumoto, President and Representative Director

(6)	Capital	63 million yen (as of March 31, 2007)		16,268 million yen (as of March 31, 2007)
(7)	Number of Shares Issued	126,000 shares (as of March 31, 2007)		37,949,144 shares (as of March 31, 2007)
(8)	Net Assets	6,720 million yen (Non-Consolidated) (as of March 31, 2007)		179,373 million yen (Consolidated) (as of March 31, 2007)
(9)	Total Assets	7,785 million yen (Non-Consolidated) (as of March 31, 2007)		591,472 million yen (Consolidated) (as of March 31, 2007)
(10)	Fiscal Year Ended	March 31		March 31
(11)	Number of Employees	3 (Non-Consolidated) (as of March 31, 2007)		1,981 (Consolidated) (as of March 31, 2007)
(12)	Major Clients	--		--
(13)	Major Shareholders and their shareholding ratio	Promise Co., Ltd. (100%) (as of October 15, 2007)		Asahi Enterprise Co., Ltd. (95.39%) (as of October 15, 2007)
(14)	Main Financing Bank	Sumitomo Mitsui Banking Corporation		The Bank of Fukuoka, Ltd. Sumitomo Mitsui Banking Corporation
(15)	Relationship between the Companies Concerned	Capital Relationship	Asahi Enterprise holds 36,198,714 Sanyo Shinpan shares (95.39% of the total outstanding shares).	
		Human Relationship	Not applicable. Promise, a wholly-owning parent company, has sent 4 operating officers including a vice president and operating officer to Sanyo Shinpan.	
		Business Relationship	There was the real-estate lease transaction between Asahi Enterprise and Sanyo Shinpan in the previous business year, but there is no such transaction at the present date. Sanyo Shinpan and Promise, a wholly-owning parent company of Asahi Enterprise, have entered into Mutual Release Agreement concerning ATM (automated teller machine) which they have.	
		Status as a Related Party	Sanyo Shinpan will become a consolidated subsidiary of Promise, a wholly-owning parent company of Asahi Enterprise, as of the semi-annual period ended in September, 2007.	

(16) Business Performance for the Most Recent Three Years

(Consolidated)

(in million yen)

	Asahi Enterprise (wholly-owning parent company)			Sanyo Shinpan (wholly-owned subsidiary)		
Fiscal Year Ended	March, 2005	March, 2006	March, 2007	March, 2005	March, 2006	March, 2007
Operating Income	[−]	[−]	[−]	150,384	155,685	151,706
Operating Profit or Operating Loss (△)	[−]	[−]	[−]	39,141	40,711	△37,221
Recruiting Profit or Recruiting Loss (△)	[−]	[−]	[−]	39,438	40,990	△36,996
Net Profit or Net Loss (△) for the Period	[−]	[−]	[−]	30,004	20,001	△88,886

Net Profit for the Period per Share (in yen)	[−]	[−]	[−]	795.10	528.27	△2,343.31
Net Assets per Share (in yen)	[−]	[−]	[−]	5,960.65	6,410.85	3,992.66

(Non-Consolidated)

(in million yen)

	Asahi Enterprise (wholly-owning parent company)			Sanyo Shinpan (wholly-owned subsidiary)		
Fiscal Year Ended	March, 2005	March, 2006	March, 2007	March, 2005	March, 2006	March, 2007
Operating Income	603	603	583	107,281	109,265	102,134
Operating Profit or Operating Loss (△)	179	199	192	29,005	29,297	△46,019
Recruiting Profit or Recruiting Loss (△)	768	1,098	1,054	30,073	30,116	△45,061
Net Profit or Net Loss (△) for the Period	582	665	595	21,901	16,749	△89,964
Net Profit for the Period per Share (in yen)	4,626.72	5,279.22	4,725.61	580.37	442.37	△2,371.72
Annual Divided per Share (in yen)	-	-	3,968.25	72.00	72.00	72.00
Net Assets per Share (in yen)	47,237.71	52,583.84	53,341.21	5,594.92	5,971.40	3,525.70

(*) Balance sheet and profit and loss statement of Asahi Enterprise are prepared pursuant to Regulations for Terminology, Forms and Preparation of Financial Statements. The balance sheets and the profit and loss statements for business year ended in March, 2005 and business year ended in March 2006 were prepared pursuant to the former Commercial Code and the balance sheet and the profit and loss statement for business year ended in March, 2007 were prepared pursuant to the Company Law.

4. Asahi Enterprise's Situation after the Share Exchange

(1)	Company Name	Asahi Enterprise Co., Ltd.
(2)	Description of Business	Acquiring and Holding of Sanyo Shinpan Shares
(3)	Address of Head Office	2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo
(4)	Title and Name of Representative	Toshifumi Sugiki, Representative Director
(5)	Capital	63 million yen (as of March 31, 2007)
(6)	Net Assets	6,720 million yen (as of March 31, 2007)
(7)	Total Assets	7,785 million yen (as of March 31, 2007)
(8)	Fiscal Year Ended	March 31

(9) Outline of Accounting Procedures

The Share Exchange will be treated as a purchase from minority shareholders of Sanyo Shinpan.

Accounting procedures, value and amortization of goodwill, etc. resulting from the Share Exchange will be notified promptly after they are determined.

(10) Outlook of Impact on Earnings by Share Exchange

Sanyo Shinpan will become a consolidated subsidiary of Asahi Enterprise from the semi-annual period ended in September, 2007. The impact on the operating income, recruiting profit, net profit for the period, etc. of Promise resulting from the Share Exchange will be notified promptly after they are determined.

This news release has been translated from the original Japanese document released on October 15, 2007, for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.



FILE NO. 082-04837

(Excerpt translation)

NEWS RELEASE **PROMISE**

November 1, 2007

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574, The first section of the Tokyo Stock Exchange

Revised Earnings Forecast for the First Half Ended September 30, 2007

Promise has made the following revisions to its first half ended September 30, 2007 (April 1, 2007 - September 30, 2007) earnings forecast released on May 1, 2007 along with the announcement of the Company's financial results.

1. Revised Earnings Forecast for the first half ended September 30, 2007 (April 1, 2007 - September 30, 2007)

(Millions of yen)

Consolidated	Operating income	Operating profit	Recurring profit	Net income
Previous forecast (A)	170,900	3,800	3,400	1,200
Revised forecast (B)	170,100	17,100	18,200	11,800
Amount of revision (B-A)	(800)	13,300	14,800	10,600
Percentage change (%)	(0.5)	350.0	435.3	883.3
Result of the first half ended September 30, 2006	190,532	14,470	15,301	(159,416)

(Millions of yen)

Non-Consolidated	Operating income	Operating profit	Recurring profit	Net income
Previous forecast (A)	139,600	5,100	5,300	4,300
Revised forecast (B)	138,700	10,600	11,200	4,600
Amount of revision (B-A)	(900)	5,500	5,900	300
Percentage change (%)	(0.6)	107.8	111.3	7.0
Result of the first half ended September 30, 2006	155,325	12,211	12,572	(143,741)

2. Principal Reasons for Revision

1) Reason for revision of non-consolidated earnings forecast

The initial forecast for the first half ended September 30, 2007 included conservative estimates for expenses for loan losses and for debt guarantees due to the effect of the December 2006 passage of the amended Money-Lending Business Control and Regulation Law. However, we expect that operating expenses for the first half ended September 30, 2007 will be 6.3 billion yen less than in our original forecast. The main reason is declines of 3.6 billion yen in expenses for loan losses and 1.5 billion yen in expenses for debt guarantees compared with the original forecast. As a result, the operating profit and recurring profit forecasts have been increased by 5.5billion yen and 5.9 billion yen, respectively. There is only a small revision to the net income forecast mainly because of an extraordinary loss that includes an asset impairment charge for stock held in consolidated subsidiary QUOQLOAN INC.

2) Reason for revision of consolidated earnings forecast

Consolidated operating expenses for the first half ended September 30, 2007 are expected to be 14.1 billion yen less than the original forecast for the same reasons that affected the non-consolidated forecast. This is mainly because of a 12.4 billion yen decline in expenses for loan losses compared with the original forecast. The consolidated operating profit, recurring profit and net income forecasts have been increased by 13.3 billion yen, 14.8 billion yen and 10.6 billion yen, respectively.

3) Forecast for the fiscal year ending March 31, 2008

We are currently working on the second half forecast. We plan to announce a fiscal year forecast with the first half ended September 30, 2007 earnings announcement, which is scheduled for Thursday, November 8, 2007.

4) Dividend forecast

There is no change at this time to the interim dividend forecast due to the revisions to the interim period forecasts. The year-end dividend forecast will be announced with the first half ended September 30, 2007 earnings announcement, which is scheduled for Thursday, November 8, 2007.

* The above revision of the earnings performance forecast is a forward-looking statement made based on the information available at the time of the announcement of this revision. Actual earning performance could differ due to a variety of factors.

This news release has been translated from the original Japanese document released on November 1, 2007 for reference only. In the event of any discrepancy between this translated document and the original Japanese document the original document shall prevail.

- END -

Consolidated Financial Results for the First Half Ended September 2007

The summary of this document (unaudited) has been translated from the original Japanese document released on November 8, 2007, for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

Company Name: Promise Co., Ltd.
Stock Listing: Tokyo Stock Exchange
Stock Code: 8574
URL: http://www.promise.co.jp/english/ir/
President and Representative Director: Hiroki Jinnai
Inquiries: Yasuhiko Katsumi, General Manager, Corporate Communications Dept.
Telephone: 81-3-3287-1515
Reporting Date of Interim Financial Statements (Planned): December 20, 2007
Date of Payment of Dividends (Planned): December 3, 2007

(In this report, amounts of less than one million yen are omitted and per share figures are rounded down to two decimal places.)

1. Consolidated Financial Results for the First Half Ended September 2007 (Apr. 1, 2007 – Sept. 30, 2007)

(1) Consolidated Operating Results

(Note: Percentages represent percentage changes from the same period of the previous year.)

	Operating income		Operating profit (loss)		Recurring Profit (loss)		Net income (loss)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
First half ended Sept. 30, 2007	170,131	(10.7)	17,193	18.8	18,243	19.2	11,867	—
First half ended Sept. 30, 2006	190,532	0.0	14,470	(72.1)	15,301	(71.0)	(159,416)	—
Year ended Mar. 31, 2007	368,915	—	(203,323)	—	(201,502)	—	(378,282)	—

	Net income (loss) per share	Diluted net income (loss) per share
	Yen	Yen
First half ended Sept. 30, 2007	93.57	—
First half ended Sept. 30, 2006	(1,257.04)	—
Year ended Mar. 31, 2007	(2,982.86)	—

Reference: Equity in net gain of affiliated companies
First half ended Sept. 30, 2007: 382 million yen
First half ended Sept. 30, 2006: 423 million yen
Year ended Mar. 31, 2007: 945 million yen

(2) Consolidated Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Sept. 30, 2007	2,102,484	420,666	18.2	3,011.11
Sept. 30, 2006	1,698,260	610,690	35.4	4,743.27
Mar. 31, 2007	1,569,539	386,171	24.1	2,987.82

Reference: Shareholders' equity
Sept. 30, 2007: 381,862 million yen
Sept. 30, 2006: 601,535 million yen
Mar. 31, 2007: 378,910 million yen

(3) Consolidated Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash provided by (used in) financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First half ended Sept. 30, 2007	61,041	(116,849)	62,523	208,963
First half ended Sept. 30, 2006	11,284	(1,600)	23,880	97,731
Year ended Mar. 31, 2007	86,587	(5,118)	(5,873)	139,853

2. Dividends

	Cash dividends per share		
Record Dates	First half-end	Year-end	Total
	Yen	Yen	Yen
Year ended Mar. 31, 2007	52.50	52.50	105.00
First half ended Sept. 30, 2007	20.00		40.00
Year ending Mar. 31, 2008 (Planned)		20.00	

3. Forecast for Fiscal Year Ending March 2008 (Apr. 1, 2007 – Mar. 31, 2008)

(Note: Percentages are year-on-year changes from the previous fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Year ending Mar. 31, 2008	392,100	6.3	29,000	—	30,200	—	17,200	—	135.62

4. Others

(1) Changes in significant subsidiaries during the first half ended September 2007

(Changes in subsidiaries affecting the scope of consolidation): Yes

Newly consolidated subsidiaries: Two (SANYO SHINPAN FINANCE CO., LTD., POCKET CARD CO., LTD.)

Note: Please see "Company Profile" on page 12 for more information.

(2) Revisions in accounting rules, procedures, and presentations concerning preparation of consolidated financial statements (Revisions in significant items concerning the basis for preparing consolidated financial statements)

1. Revisions involving a change to accounting standards: Yes
2. Other revisions Yes

Note: Please see "Basis of Presentation of First Half Consolidated Financial Statements" on page 27 for more information.

(3) Number of shares outstanding (Common shares)

1. Shares issued and outstanding (including treasury stock)
   First half ended Sept. 30, 2007: 134,866,665 First half ended Sept. 30, 2006: 134,866,665
   Year ended Mar. 31, 2007: 134,866,665
2. Treasury stock
   First half ended Sept. 30, 2007: 8,048,696 First half ended Sept. 30, 2006: 8,048,169
   Year ended Mar. 31, 2007: 8,048,402

Note: Please see "Per Share Data" on page 55 for information concerning the number of shares used to calculate consolidated net income (loss) per share.

(Reference)

Non-Consolidated Financial Results

1. Non-Consolidated Financial Results for the First Half Ended September 2007 (Apr. 1, 2007 – Sept. 30, 2007)

(1) Non-Consolidated Operating Results

(Note: Percentages represent percentage changes from the same period of the previous year.)

	Operating income		Operating Profit (loss)		Recurring Profit (loss)		Net income (loss)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
First half ended Sept. 30, 2007	138,765	(10.7)	10,624	(13.0)	11,236	(10.6)	4,649	—
First half ended Sept. 30, 2006	155,325	0.7	12,211	(74.9)	12,572	(74.5)	(143,741)	—
Year ended Mar. 31, 2007	299,910	—	(197,508)	—	(196,852)	—	(374,940)	—

	Net income (loss) per share
	Yen
First half ended Sept. 30, 2007	36.66
First half ended Sept. 30, 2006	(1,133.44)
Year ended Mar. 31, 2007	(2,956.51)

(2) Non-Consolidated Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Sept. 30, 2007	1,452,268	355,248	24.5	2,801.24
Sept. 30, 2006	1,537,388	595,936	38.8	4,699.13
Mar. 31, 2007	1,385,254	360,315	26.0	2,841.19

Reference: Shareholders' equity Sept. 30, 2007: 355,248 million yen
Sept. 30, 2006: 595,936 million yen
Mar. 31, 2007: 360,315 million yen

2. Forecast for Fiscal Year Ending March 2008 (Apr. 1, 2007 – Mar. 31, 2008)

(Note: Percentages are year-on-year changes from the previous fiscal year.)

	Operating income		Operating profit		Recurring profit		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Year ending Mar. 31, 2008	277,000	(7.6)	15,600	—	17,400	—	7,200	—	56.77

Explanation of proper use of forecasts and other important items

The above forecasts are based on information that was available when these materials were released. Actual operating results may differ from these forecasts for a number of reasons. Please see page 6 of the supplementary information for more information concerning these forecasts.

1. Business Results

(1) Analysis of Business Results

1) First Half Results of Operations

In the first half ended September 30, 2007, the Japanese economy continued to recover at a gradual pace. Growth was backed by higher capital expenditures and improvements in employment and income levels as corporate earnings remained strong. However, there are concerns about the outlook for the global economy as the U.S. sub-prime loan problem sparked volatility in financial markets and a declining availability of credit. The high cost of crude oil and other raw materials, the widening personal income gap, and other factors are also creating concerns.

In the consumer finance industry, the December 2006 passage of the Law to Partially Amend the Money Lending Business Control and Regulation Law (hereafter "Amended Money Lending Business Law") has prompted all companies to reexamine their business models and search for new sources of earnings. In addition, many companies are being forced to conduct major restructuring programs. Some small- and medium-sized consumer finance companies are going out of business or declaring bankruptcy because of interest repayment claims, the increasing difficulty of procuring funds, and other challenges. The result is an even more difficult operating environment for consumer finance companies.

The Promise Group is taking many actions in response to the rapid changes in market conditions with the aim of becoming an organization that can provide services with No. 1 support of customers. The core strategies are rebuilding the consumer finance business and diversifying the profit structure. The objectives are to build a sound earnings base and establish new sources of growth.

Results for the first half ended September 2007 by business are as follows.

[1] Financing Business

There was a big decline in consumer loans outstanding because of tighter credit scoring standards to improve the quality of the loan portfolio, growth in loan losses due to an increase in interest repayment claims, and other factors. The result was a year-on-year decrease of 9.5% in segment operating income to 166,867 million yen.

The major policies undertaken in the first half ended September 2007 are outlined below.

(Rebuilding the consumer finance business)

The Promise Group is rebuilding its consumer finance business with the aim of shifting to a profit structure that can be successful following the enactment of all provisions of the Amended Money Lending Business Law.

In August 2007, Promise reduced the number of ST centers, which are centralized facilities to process applications submitted from automated contract machines and loan processing machines. The network of eight ST centers, one for each business block in Japan, was reduced to only two locations serving eastern and western Japan. In addition, the operations of the two contract centers, which served eastern and western Japan, were transferred to the two ST centers. Contract centers are responsible for operating call centers and processing loan applications received from the Internet branch. Overall, these changes created a much slimmer organization. Promise is also moving ahead in stages with the closure and consolidation of staffed branches, unstaffed branches and loan processing machines. This process is taking place while monitoring the level of use, nearby affiliated service channels and other factors in order to prevent any negative impact on convenience for customers.

The operations of subsidiaries QUOQLOAN INC. and Sun Life Co., Ltd. have been significantly downsized following a review of the positioning of these companies relative to the Promise Group's strategies. The primary reason is that the main products of both companies had an annual interest rate of 29.2%, which is the maximum under the Law Concerning Control on Acceptance of Capital Contributions, Deposits and Interest (hereafter "Capital Subscription Law"). Both companies stopped extending loans to new customers in June 2007. The companies also began transferring in stages their loans receivable to other Group companies. Furthermore, the two companies have started closing branches and reassigning personnel. Plans call for QUOQLOAN and Sun Life to concentrate solely on the management and recovery of certain loans that were not suitable for a transfer to other Promise Group companies.

In addition to taking these initiatives, Promise and SANYO SHINPAN FINANCE CO., LTD. agreed in July 2007 to conduct a management integration. The purpose is to generate a sufficient level of earnings following the enactment of all provisions of the Amended Money Lending Business Law and to quickly establish an operating base that is more powerful than those of competitors. In accordance with this agreement, Promise completed a friendly takeover bid for the shares of SANYO SHINPAN in September 2007. Together, the Promise and SANYO SHINPAN groups have the largest volume of consumer loans outstanding of any consumer finance company in Japan. The resulting economies of scale are to be used to generate an adequate volume of earnings. Furthermore, the management integration is expected to produce synergies that will raise operating efficiency and permit the dynamic execution of growth strategies. The resources of the two groups will be shared and consolidated in order to significantly improve the cost structure. In addition, there will be collaboration between the Promise and SANYO SHINPAN groups in the loan guarantee, credit card, servicer and other businesses with the goal of further increasing earnings.

(Profit structure diversification)

The Promise Group is currently working on diversifying its profit structure and driving top-line growth by integrating its own know-how with the strengths of alliance partners.

By drawing on alliances and other forms of cooperation with partner companies, the Promise Group is entering new business domains, thereby establishing many more points of contact with consumers. This strategy underpins the creation of a new business model in which the Promise Group directly serves the settlement needs created by these points of contact. One major step was the April 2007 start of an Internet shopping mall business through an alliance between Cau-ichi Co., Ltd., and livedoor Co., Ltd. In October 2007, an Internet used car auction business was started through an alliance that included Car-ichi Co., Ltd., Yahoo Japan Corporation, and other companies. To meet the diverse settlement needs associated with these new businesses, the Promise Group established a comprehensive finance company called Do Financial Service Co., Ltd., in February 2007 to offer financial services that flexibly and efficiently meet customer needs.

In the loan guarantee business, the volume of loans guaranteed is growing primarily due to the increase in guarantees extended to Sumitomo Mitsui Banking Corporation (SMBC) and At-Loan Co., Ltd. At the end of September 2007, Promise had loan guarantee agreements with 11 financial institutions and guaranteed loans outstanding totaled 319,026 million yen (including loans of 127,476 million yen of At-Loan that was offset when preparing consolidated financial statements). SANYO SHINPAN and its group companies have an extensive network of loan guarantee agreements with regional banks and other local financial institutions. At the end of September 2007, the SANYO SHINPAN Group had loan guarantee agreements with 168 companies and guaranteed loans outstanding of 150,808 million yen. The goal is to use the combined resources of the two groups to develop the loan guarantee business into a core profit center.

[2] Other Businesses

Targeting the expansion of its earnings base, Promise is utilizing its business resources to develop an open network alliance business for its ATMs. The open network alliance business has prospered, with business tie-ups at the end of September 2007 reaching 30 companies, comprising 2 credit card companies, 9 installment sales finance companies, and 19 consumer finance companies (including 3 Promise Group companies).

In peripheral financial businesses such as the telemarketing business of Net Future Co., Ltd. and the system development business, the primary goal is improving profitability by capturing orders from new customers outside the Promise Group and streamlining the cost structure.

In the first half ended September 2007, these activities resulted in higher sales. However, growth of the Cascade business (a joint consumer finance business of SMBC, At-Loan, and Promise) did not meet expectations. The result was a 46.2% decline in operating income from other businesses to 3,264 million yen.

Consolidated total operating income decreased 10.7% to 170,131 million yen. Earnings were impacted by extraordinary losses resulting chiefly from the reorganization of finance subsidiaries in Japan and the streamlining of centralized customer service centers. However, these expenses were offset by measures to cut advertising expenses and all other expense items. As a result, recurring profit was up 19.2% to 18,243 million yen and net income was 11,867 million yen.

2) Outlook for Fiscal Year Ending March 2008

The Japanese economy is expected to continue recovering on the strength of healthy corporate earnings. However, volatility in global financial markets, the high cost of crude oil and other raw materials, and a growing divide between high and low incomes make the outlook increasingly uncertain.

In the consumer finance industry, growth in interest repayment claims, the Amended Money Lending Business Law, and other developments are exerting pressure on earnings. In addition, there are fears of acceleration in the reorganization of the industry in a process that forces weaker companies out of business. Consequently, the difficult operating environment is expected to continue.

In response to these challenges, the Promise Group is prioritizing the themes of "rebuilding the consumer finance business" and "diversifying the profit structure" while maintaining a strict compliance program. The objective is to sustain earnings growth. Effective from December 19, 2007, Promise will apply a new maximum interest rate range of 7.90% to 17.80%, the maximum interest rates under the Interest Rate Restriction Law, to loans extended to new customers. This action will lower interest rates to the level that will be imposed under the Amended Money Lending Business Law prior to the enactment of the new maximum interest rates. With this reduction, Promise intends to quickly shift to a business model based on a new interest rate structure while earning the trust of customers and meeting their expectations.

Forecasts for the fiscal year ending March 2008 incorporate estimated benefits from cost restructuring initiatives and a one-time charge for expenses associated with integrating the SANYO SHINPAN Group. For the fiscal year ending March 2008, Promise forecasts consolidated operating income of 392,100 million yen, up 6.3%, recurring profit of 30,200 million yen, and net income of 17,200 million yen.

(2) Analysis of Financial Position

Assets, liabilities, and net assets as of the end of September 2007 are as follows.

Due to the consolidation of SANYO SHINPAN and its group companies, total assets increased 532,944 million yen, or 34.0%, to 2,102,484 million yen; total liabilities increased 498,450 million yen, or 42.1%, to 1,681,818 million yen; and net assets increased 34,494 million yen, or 8.9%, to 420,666 million yen.

Consolidated cash flows for the first half ended September 2007 are as follows.

Cash and cash equivalents at the end of the first half under review increased 69,109 million yen, or 49.4%, from the end of the previous first half to 208,963 million yen.

Net cash provided by operating activities was 61,041 million yen. The main components were an 81,387 million yen decrease in consumer loans receivable and a 27,975 million yen decrease in the allowance for credit losses.

Net cash used in investing activities was 116,849 million yen. This was primarily the result of payment for purchase of shares of subsidiaries resulting from the change in scope of consolidation of 114,870 million yen.

Net cash provided by financing activities was 62,523 million yen. This is mainly due to a net increase in bonds of 49,879 million yen.

(3) Fundamental Policy for Distribution of Earnings and Dividend in the First Half Ended September 2007

Promise has pursued the distribution of earnings to shareholders as one of its most important management goals. Accordingly, the Company is dedicated to rewarding shareholders by improving operating results based on a powerful operating base that is backed by a sound loan portfolio and business alliances.

Regarding the distribution of earnings, the fundamental policy is to pay a stable and consistent dividend while taking into account operating results, market conditions, and plans for future growth. The Company effectively uses retained earnings mainly for the purposes of becoming more competitive and expanding business operations.

Based on this policy, Promise plans to pay a dividend per share of 20 yen applicable to the first half in consideration of its first half performance and other factors. Promise plans to pay a year-end dividend of 20 yen, which results in an expected dividend per share of 40 yen applicable to the fiscal year ending March 2008.

(4) Business Risks

The following is a discussion of the major factors thought to have an impact on the business, performance, and financial condition of the Promise Group. Matters that may not necessarily be equivalent to risk but are deemed important for investment decisions and a better understanding of the Group's business activities have also been included from the point of view of providing greater disclosure for investors.

Cognizant of the potential risks described below, the Promise Group takes steps to prevent these risks from materializing and to respond promptly when problems arise. However, it should be noted that the risks described below may not represent complete coverage of the risks faced by the Group. Forward-looking statements contained in the following text are based upon assessments made as of September 30, 2007.

1) Legal Restrictions and Related Items

[1] Risks concerning restrictions on business activities

The consumer finance companies of the Promise Group must comply with all provisions (prohibition on excessive lending, requirement to provide customers with written documents, restrictions on loan collection activities, etc.) as stipulated in Article 3 of the Money Lending Business Control and Regulation Law (hereafter "Regulatory Law"). There are provisions for administrative measures (suspension of all or part of business operations, cancellation of money lending business registration, etc.) and criminal penalties for money lending companies that violate the law. In December 2006, the Amended Money Lending Business Law was passed by the Japanese Diet. A transitional period of about three years has been established between the announcement of the amended law and the enforcement of all amendments. The amendments will further tighten restrictions on consumer finance companies, such as by imposing limits on total credit extensions to individual borrowers, establishing stricter standards for approval of new consumer finance companies, and strengthening restrictions on the behavior of consumer finance companies.

The consumer finance companies of the Promise Group are constantly working to improve compliance programs and strengthen internal control systems. In the event that a Group company receives an administrative action due to a violation of Group's executives and employees, there may be a significant negative impact on the Promise Group's performance and the Group's ability to conduct business activities in the future.

Furthermore, amendments or other actions that tighten restrictions on the Group's business activities and expenses required to comply with such restrictions could have a significant negative impact on the Promise Group's performance and the Group's ability to conduct business activities in the future.

[2] Risks involving interest rates

The maximum interest rate under the Capital Subscription Law is 29.2%. All of the Group's consumer finance companies in Japan lend money at interest rates at or below this ceiling.

The consumer finance companies of the Promise Group are also subject to the provisions of the Interest Rate Restriction Law. Article 1, Item 1 of this law states that monetary consumer loan contracts are invalid with regard to the portion that exceeds the maximum interest rate (annual rate of 20% for principal below 100,000 yen, 18% for principal of 100,000 yen or more but less than 1,000,000 yen, and 15% for principal of 1,000,000 yen or more). On the other hand, Article 43 of the Regulatory Law states that the payment of this excess portion of interest is a valid loan repayment (hereafter "deemed repayment") irrespective of Article 1, Item 1 of the Interest Rate Restriction Law in cases where certain conditions are met. These conditions include, but are not limited to, the voluntary payment of the excess portion by the borrower as loan interest and the provision to the borrower of written documents prescribed in Articles 17 and 18 of the Regulatory Law.

However, when the recently passed Amended Money Lending Business Law is fully enforced, there will be an effective decline in the maximum lending rate of the Capital Subscription Law to the same level as the maximum interest rate prescribed by the Interest Rate Restriction Law. In addition, deemed repayments will be abolished. There are fears of a credit crunch in Japan's consumer loan market if these regulatory changes cause consumer finance companies to quickly tighten their credit approval standards and lead to an industry realignment that includes mergers, acquisitions and companies going out of business. These events may have a significant negative impact on the Promise Group's performance. The Promise Group is currently reviewing its business strategies to prepare for market conditions following the full enforcement of the Amended Money Lending Business Law. The Group is also taking many steps to generate earnings. However, the Group may be forced to conduct further business restructuring. If these steps result in unplanned expenses, or if new amendments further lower the maximum interest rate, there may be a significant negative impact on the Promise Group's operations and performance.

[3] Risks involving additional losses on interest repayments

Interest rates on loans receivable at Promise Group consumer finance companies exceed the maximum interest rate prescribed by the Interest Rate Restriction Law. In recent years, there has been an increase in demands for the strict interpretation of conditions required for the recognition of deemed repayments of the portion of interest that exceeds the maximum interest rate.

Nevertheless, on June 1, 2000, the Financial Services Agency revised its business guidelines for the industry, placing a stricter obligation on operators to supply borrowers with proper documentation. In the worst case scenario, it is possible that the items in written documents exchanged with borrowers when an ATM of a tie-up network is used or the written documents exchanged with borrowers when a bank transfer is made could be deemed in violation of the law, which might make it necessary to revise the Promise Group's business. Moreover, since customers can borrow money as many times as they wish using revolving loans as long as they stay within a certain upper limit and repay any amount as long as the amount is above a predetermined minimum, the consumer finance companies of the Promise Group have traditionally omitted the number of payments and terms and amounts of repayments from their written documents. However, in accordance with a Supreme Court decision handed down in December 2005, consumer finance companies are now required to put a tentative number of payments and terms and amounts of repayments in the written documents they give to customers at the time of additional loans even if it is a revolving loan. In addition, in January 2006, a ruling was made deeming invalid the special loan clause allowing consumer finance companies to require a lump-sum repayment of the outstanding loan balance when installment payments are missed. The ruling stated that requiring the payment of amounts in excess of the legal interest rate under the Interest Rate Restriction Law was in practice involuntary and, therefore, did not qualify as an application of the "voluntary payment of interest" stipulated in Article 43 of the Regulatory Law. In addition, a ruling deemed invalid Article 15, Item 2 of the enforcement rules of the Regulatory Law that allowed the substitution of the contract number for the date of the contract date on the receipt because it exceeded the scope of the authority of the law. The consumer finance companies of the Promise Group regard these rulings as a matter of the utmost importance. Accordingly, the Group has eliminated the special loan clause that allows demanding a lump-sum repayment of the outstanding balance when installment payments are late. In addition, the Group has altered the format of internally issued receipts to include the contract date and certain other information. Nevertheless, when a customer uses the ATM of an alliance partner, there may be cases where the documents issued do not include all necessary information because measures have not been taken to provide for the provision of all services.

Furthermore, along with the increase in legal debt restructuring, there has been growth year after year in interest repayment claims of the portion of loan interest that exceeds the maximum interest rate stipulated by the Interest Rate Restriction Law. The Promise Group's consolidated interest repayments totaled 36,601 million yen as of the end of September 2007. In response, the Promise Group recalculated its allowance for losses on interest repayments. The recalculation included the portion of loan principal written off in conjunction with interest repayments. This process resulted in a provision of 544,848 million yen (including a provision of the SANYO SHINPAN Group), which included a provision of 221,391 million yen for the allowance for credit losses for the estimated

write-off of principal associated with interest repayments. These additions to the allowances provide protection for risks involving future interest repayments.

Nevertheless, if the interest repayment amount exceeds the expected amount or if the ongoing revision of related laws should not be in the Group's favor, interest repayments could have a significant negative impact on the Promise Group's performance.

2) Risk regarding Multiple Indebtedness Problem and Loans Made to Consumers

In recent years, against the backdrop of the economic conditions in Japan and the establishment of a legal framework for consumer debt relief (passing of the Designated Mediator Law and the individuals for Civil Rehabilitation Laws and the revision of the Judicial Scrivener Law), increases in multiple indebtedness among individuals (including customers of the Promise Group) and in the number of individuals seeking legal protection from creditors under personal bankruptcy have become social issues. Along with these developments, there have been negative media reports concerning the multiple indebtedness problem and consumer finance companies, including the Promise Group. These reports have had a negative impact on the Promise Group's performance.

In response to these issues, in January 1997, the consumer finance industry formed the Liaison Group of Consumer Finance Companies to carry out activities to enlighten and educate consumers and to financially support various related counseling services.

The Promise Group also uses data from consumer credit associations and its own credit appraisal system to evaluate the loan repayment capability of customers and continues to regularly revise credit limits after the loan has been made. Based on this system, the Group avoids excessive credit risk and seeks to prevent an increase in multiple indebtedness among individuals and curtail the occurrence of uncollectible loans. Furthermore, the Group provides for expected future credit losses by booking a provision for uncollectible loans as necessary in view of calculations based on such details as the historical default rate and the balance of loans outstanding.

In spite of these precautions, should economic conditions suddenly deteriorate or the quality of loans suddenly worsen due to changes in the legal system or the numbers of people applying for bankruptcy or legal arbitration increase, such as intervention by lawyers, loan losses would increase and could impact on the performance of the Promise Group.

3) Risk regarding Handling of Personal Information and Information Privacy Law

Because the core business of the Promise Group is consumer finance in which the Group provides loans based on the credit standing of customers, the Group is a member of personal credit information bureaus and can access bureau databases. In addition, information received from customers for the purpose of credit evaluation is stored in Promise's databases and shared in-house.

The Promise Group treats this personal data as highly confidential information and takes appropriate steps to protect it and ensure its proper use. The Group has a thorough security system to prevent external break-ins and has also introduced an IC card and fingerprint recognition security system for all information terminals. Among other preventative measures, the Group sets restrictions on access to personal data, maintains a record of database access, and disallows the use of such memory media as CD-Rs that could be taken off the premises. Moreover, the Group has a variety of rules, produces guidance manuals, carries out thorough compliance training, and takes other preemptive steps to prevent the leakage of information from within the Group. In October 2006, Promise received the Privacy Mark from the Japan Information Processing Development Corporation (JIPDEC). This is certification that Promise has established a personal information protection system that conforms to the Japanese Industrial Standard JISQ 15001 personal information protection management system requirements.

Nevertheless, if for some reason a problem were to arise because of the leakage of customer information, the repercussions could adversely affect the Promise Group's performance and business development.

On April 1, 2005, the law protecting the privacy of personal information came into force in full. Under this law, businesses handling personal information (major companies of the Promise Group fall into this category) are obliged to make certain reports to the authority if deemed necessary. For violations of this obligation, the authority is empowered to advise or command that necessary measures be taken if they are recognized to be in the best interests of the individuals.

The Promise Group has focused its efforts on appropriately responding to this law and related guidelines. However, should some violation occur that results in administrative action being taken

against the Group or its operations be restricted by some future revision in the law, the consequences could impact negatively on the Group's performance.

4) Risk regarding New Market Entrants and New Competitive Field

Recently, the Ministry of Finance and other government organizations have adopted measures to deregulate the financial system and to promote competition. And various plans for further deregulation of financial services companies are in progress. The effects have been seen even in the consumer finance industry, where capital alliances and joint ventures have been formed with banks and foreign financial services companies and companies from other industries have entered the market.

More companies from other industries are unlikely to enter the consumer finance market at this time because of the previously mentioned laws that place greater restrictions on moneylenders and the current discussions concerning Amended Money Lending Business Law that would establish even tighter restrictions. However, should these regulations be liberalized and the number of new market entrants increase or a major capital tie-up or merger or acquisition be concluded by a company with abundant capital resources, it could create a new competitive playing field within the industry that might have a negative impact on the performance of the Promise Group.

5) Fund Raising and Interest Rates on Financing

Following the May 1999 enactment of the Nonbank Bond Issuing Law, the Promise Group has conducted a large number of bond issues in view of the current fund raising market. The Group has further diversified fund procurement channels by making use of loans from financial institutions and other sources, syndicated loans, and other forms of debt. The central theme of all these activities is the procurement of long-term funds that carry fixed interest rates. To minimize interest rate risk, the Group hedges its exposure using interest rate caps and uses interest rate swaps while also obtaining commitment line agreements to secure alternate sources of funds in preparation for sudden changes in the financing environment. Through these and other measures, the Group aims to achieve stable fund procurement at low cost.

The Promise Group does not anticipate any difficulties in raising funds under current conditions. However, should interest rates rise or should the financing environment deteriorate markedly beyond currently foreseen levels, systematic fund raising might become difficult and adversely influence Group performance.

6) Potential of Computer System Failure

As a result of progressive use of IT systems along with the expansion of its consumer finance business, the Promise Group has come to depend much more on its computer systems and networks. For that reason, the Group has implemented measures to deal with system problems, such as strengthening security, creating a backup system for data, and adding and updating hardware to cope with greater volumes of data and higher access frequency. Regardless of these measures, if human error or a natural disaster were to cause a problem with the Group's computer systems, it could not only directly damage the operations of the Promise Group but also result in a loss in confidence in the services being offered by the Promise Group.

7) Business and Capital Alliances with Sumitomo Mitsui Financial Group, Inc.

Promise has formed business and capital alliances with Sumitomo Mitsui Financial Group, Inc., and its group companies (the SMFG Group). Promise and the SMFG Grroup will places both companies as strategic partners in the consumer finance business, combining the brand power and know-how developed by both sides to provide top-class products and services to the customers of both partners. In addition, the Promise Group had loans totaling 334,314 million yen from Sumitomo Mitsui Banking Corporation (SMBC) as of September 30, 2007 (including the SANYO SHINPAN Group).

However, if these business activities do not perform as planned due to a sudden shift in market conditions or other factors, there may be a negative impact on the performance of the Promise Group and on loan and other transactions between SMBC and the Promise Group. In addition, if there were changes in the Banking Law or other related laws or if SMBC were to acquire more than a certain proportion of the outstanding shares of Promise Co., Ltd., it is possible that operations might be restricted to the scope of the businesses of the Company or its subsidiaries.

8) **Accounting for Maximum Tax Deductible Additions to Provision for Uncollectible Loans**

All consumer finance companies in the Promise Group calculate their allowance for credit losses by using actual loan loss ratios based on the prior year losses. Past loan losses include the portion of principal written off in association with claims for repayment of the portion of interest on loans that exceeded the maximum interest rate under the Interest Rate Restriction Law.

Some individuals believe that the portion of additions to the provision for uncollectible loans corresponding to interest repayments should be excluded from the limit on tax-deductible additions to this provision. If the Promise Group receives a directive to this effect from the National Tax Agency, there may be a negative impact on the performance of the Promise Group.

9) **Country Risk**

The Promise Group is developing business in overseas markets for the purpose of establishing a new earnings base.

It is possible that overseas Group companies could experience losses or face operating difficulties due to country risk factors of their resident country, such as market trends, existence of competitors, politics, economics, legal regulations, culture, religion, customs, exchange rates, or others. Should such a situation arise, it could impact negatively on the performance of the Promise Group.

10) **Group Strategy and Performance Trends**

The Promise Group will pursue its Group strategy under the business and capital alliances with the SMFG Group and cooperation with other business partners while taking into account various factors, including its operating environment. In the event that the Promise Group is not able to achieve results as planned under the Group strategy because of a change in the direction of the Japanese economy or in the competitive conditions, such a situation could have a negative impact on the performance of the Promise Group.

As part of this strategy, the Promise Group will seek to expand established businesses and enter new business fields in order to increase its corporate value. To accomplish this goal, the Promise Group may acquire other companies, enter into business alliances that include joint investments, and take similar actions. These actions may have a temporary impact on the Group's earnings because of a large investment, amortization of goodwill, or other factors. When reaching decisions involving acquisitions and alliances, management will conduct an extensive due-diligence process that includes evaluations of the target company's performance and financial position, the contract terms, and other items in order to identify and avoid risks. However, the occurrence of contingent liabilities, unrecognized liabilities, and other problems may prevent the investment or alliance from producing the expected benefits. This could have a negative impact on the performance of the Promise Group.

2. Company Profile

(1) The Promise Group consists of Promise Co., Ltd., 16 consolidated subsidiaries, 11 non-consolidated subsidiaries, 3 affiliated companies (including 2 accounted for by the equity method of consolidation), and 2 associated companies. The Group's principal business activities and the operations of each subsidiary and affiliated company are described below.

Category		Name	Notes
Financing Business	Consumer finance business	Promise Co., Ltd.	—
		QUOQLOAN INC.	Consolidated subsidiary
		Sun Life Co., Ltd.	Consolidated subsidiary
		At-Loan Co., Ltd.	Consolidated subsidiary
		MOBIT CO., LTD.	Equity-method affiliate
		SANYO SHINPAN FINANCE CO., LTD.	Consolidated subsidiary
		Do Financial Service Co., Ltd.	Consolidated subsidiary
		Sumisho Pocket Finance Corporation	Equity-method affiliate
		PROMISE (HONG KONG) CO., LTD.	Consolidated subsidiary
		PROMISE (THAILAND) CO., LTD.	Consolidated subsidiary
	Unsecured consumer loan guarantee business	Promise Co., Ltd.	—
		At-Loan Co., Ltd.	Consolidated subsidiary
		MOBIT CO., LTD.	Equity-method affiliate
		SANYO SHINPAN FINANCE CO., LTD.	Consolidated subsidiary
		POCKET CARD CO., LTD.	Consolidated subsidiary
	Credit card business (Sales finance)	Promise Co., Ltd.	—
		Do Financial Service Co., Ltd.	Consolidated subsidiary
		POCKET CARD CO., LTD.	Consolidated subsidiary
		AZ Card Co., Ltd.	Consolidated subsidiary
	Loan management and collection	PAL Servicer Co., Ltd.	Consolidated subsidiary
		Liang Jing Co., Ltd.	Consolidated subsidiary
		Sanyo Shinpan Servicer Co., Ltd.	Consolidated subsidiary
		SANYO ASSET MANAGEMENT CO., LTD.	Consolidated subsidiary
Other Businesses	Management of leased real estate	PAL Life Co., Ltd.	Consolidated subsidiary
		Sanyo Enterprise Co., Ltd.	Subsidiary
	Real estate related businesses	Insite Corporation	Subsidiary
	Telemarketing, ATM management / administration and system development	Net Future Co., Ltd.	Consolidated subsidiary
	Automobile maintenance and repairs, automotive body work	Car Conveni Club Co., Ltd.	Subsidiary
	Information provision services using the Internet	Cau-ichi Co., Ltd.	Subsidiary
	Automobile auctions	Car-ichi Co., Ltd.	Subsidiary
	Information provision services focused on delivery of mobile phones	Index Create Co., Ltd.	Subsidiary
	Insurance brokerage	PAL Life Co., Ltd.	Consolidated subsidiary
		Sanyo Enterprise Co., Ltd.	Subsidiary
	Investment in SANYO SHINPAN FINANCE CO., LTD.	Asahi Enterprise Co., Ltd.	Consolidated subsidiary
	Holding of securities	All Japan Information Center Co., Ltd.	Subsidiary
	Credit investigations	CVC Co., Ltd.	Subsidiary
	Management of golf courses	PROMISE (EUROPE) S.A.	Subsidiary
	Investment in China (NANJING SHENZHOU SEED INDUSTRY CO., LTD.)	PAL Investment (Cayman) Co., Ltd.	Subsidiary
	Production, processing, and sales of agricultural seeds	NANJING SHENZHOU SEED INDUSTRY CO., LTD.	Affiliated company
	Insurance brokerage and merchandise sales	POCKET DIRECT CO., LTD.	Subsidiary
Affiliated Companies	Holding company	Sumitomo Mitsui Financial Group, Inc.	Associated company
	Banking	Sumitomo Mitsui Banking Corporation	Associated company

Notes: 1. PROMISE (TAIWAN) CO., LTD., is not shown in the above table because the company is being liquidated.
2. POCKET DIRECT CO., LTD., was established on September 5, 2007, to take over the insurance agency and merchandise sales businesses spun off by POCKET CARD CO., LTD.

(2) Promise Group Organization



Financing Business
Other Businesses
(Domestic companies)
Sumitomo Mitsui Banking Corporation
(Associated company)
Sumitomo Mitsui Financial Group, Inc.
(Associated company)
Business alliance
Consumer finance
Promise Co., Ltd.
(The Company)
SANYO SHINPAN FINANCE CO., LTD.
(Consolidated subsidiary)
At-Loan Co., Ltd.
(Consolidated subsidiary)
QUOQLOAN INC.
(Consolidated subsidiary)
Sun Life Co., Ltd.
(Consolidated subsidiary)
MOBIT CO., LTD.
(Equity-method affiliate)
Sumisho Pocket Finance Corporation
(Equity-method affiliate)
Sales of loans
Telemarketing and
system development
Net Future Co., Ltd.
(Consolidated subsidiary)
System development
Real estate related
PAL Life Co., Ltd.
(Consolidated subsidiary)
Insite Corporation
(Subsidiary)
Automobile related
Car Conveni Club Co., Ltd.
(Subsidiary)
Car-ichi Co., Ltd.
(Subsidiary)
Extension of credit to customers
Internet related
Cau-ichi Co., Ltd.
(Subsidiary)
Index Create Co., Ltd.
(Subsidiary)
Credit card
POCKET CARD CO., LTD.
(Consolidated subsidiary)
AZ Card Co., Ltd.
(Consolidated subsidiary)
Do Financial Service Co., Ltd.
(Consolidated subsidiary)
Other business
Sanyo Enterprise Co., Ltd.
(Subsidiary)
CVC Co., Ltd.
(Subsidiary)
All Japan Information Center Co., Ltd.
(Subsidiary)
Asahi Enterprise Co., Ltd.
(Consolidated subsidiary)
POCKET DIRECT CO., LTD.
(Subsidiary)
Loan management and collection
PAL Servicer Co., Ltd.
(Consolidated subsidiary)
Sanyo Shinpan Servicer Co., Ltd.
(Consolidated subsidiary)
SANYO ASSET MANAGEMENT CO., LTD.
(Consolidated subsidiary)
Customers
Customers
(Overseas companies)
Consumer finance
PROMISE (HONG KONG) CO., LTD.
(Consolidated subsidiary)
PROMISE (THAILAND) CO., LTD.
(Consolidated subsidiary)
Other business
PROMISE (EUROPE) S.A.
(Subsidiary)
NANJING SHENZHOU SEED
INDUSTRY CO., LTD.
(Affiliated company)
Loan management and collection
Liang Jing Co., Ltd.
(Consolidated subsidiary)
PAL Investment (Cayman) Co., Ltd.
(Subsidiary)

(3) Summary of changes in significant Group companies during the first half ended September 2007 is as follows.

(Newly included) The following companies were newly consolidated in the first half ended September 2007.

Name	Location	Capital	Principal business	% of voting rights	Type of relation				Notes
					Number of directors	Capital support	Type of business	Leased facilities	
(Consolidated Subsidiaries)									
Do Financial Service Co., Ltd.	Minato-ku, Tokyo	1,000 million yen	Sales finance	100.0	3 (1)	Loans	—	—	—
Asahi Enterprise Co., Ltd.	Hakata-ku, Fukuoka City	63 million yen	Investment in SANYO SHINPAN FINANCE CO., LTD.	100.0	4 (2)	Loans	—	—	4
SANYO SHINPAN FINANCE CO., LTD.	Chiyoda-ku, Tokyo Hakata-ku, Fukuoka City	16,268 million yen	Consumer finance	95.4 (95.4)	— (—)	—	—	—	1, 3
POCKET CARD CO., LTD.	Minato-ku, Tokyo	11,268 million yen	Credit card	44.9 (44.9)	— (—)	—	ATM network tie-up	—	1, 2, 3
AZ Card Co., Ltd.	Hakata-ku, Fukuoka City	400 million yen	Credit card	63.0 (63.0)	— (—)	—	ATM network tie-up	—	—
Sanyo Shinpan Servicer Co., Ltd.	Minato-ku, Tokyo	500 million yen	Loan management and collection	94.1 (94.1)	— (—)	—	—	—	—
SANYO ASSET MANAGEMENT CO., LTD.	Minato-ku, Tokyo	3 million yen	Loan management and collection	95.4 (95.4)	— (—)	—	—	—	—
(Equity-Method Affiliate)									
Sumisho Pocket Finance Corporation	Minato-ku, Tokyo	1,000 million yen	Consumer finance	47.6 (47.6)	— (—)	—	—	—	—

(Excluded) The following company was excluded from the consolidated financial statements in the first half ended September 2007.

Name	Location	Capital	Principal business	% of voting rights	Type of relation				Notes
					Number of directors	Capital support	Type of business	Leased facilities	
PROMISE (TAIWAN) CO., LTD.	Taipei, Taiwan	1,240,000 thousand New Taiwan dollars	—	100.00	4 (3)	—	—	—	5

Notes: 1. Meets requirements as a special subsidiary.
2. Classified as a subsidiary even though equity ownership is less than 50% because the Promise Group has effective control of this company.
3. SANYO SHINPAN and POCKET CARD submit their own financial statements (*Yuka Shoken Hokokusho*).
4. Asahi Enterprise moved its head office to Chiyoda-ku, Tokyo on October 9, 2007.
5. PROMISE (TAIWAN) CO., LTD., is currently being liquidated.
6. The figure in parentheses under % of voting rights represents the percentage of indirectly owned voting rights.
7. The figure in parentheses under Number of directors represents the number of directors serving in concurrent positions.

3. Management Policies

(1) Basic Management Policies

The Promise Group pursues its business based on the corporate philosophy of "Support affluent lifestyles and aim to be a trusted corporate citizen"; "Target appropriate profit levels through efficient management and seek to achieve sustainable growth"; and "Be appreciated by customers and cooperate with society to realize mutual harmony and benefit together with employees."

By increasing its social contribution through higher levels of customer satisfaction and efforts to prevent multiple indebtedness among individuals, Promise aims to evolve into a personal main bank that can provide financial support and advice to customers on a one-to-one basis.

In line with these policies, the Promise Group is working to enhance and expand its consumer finance services, particularly in the retail sector. In addition, the Group is dedicated to earning the trust of customers and other stakeholders and meeting their expectations by executing a rigorous compliance program (adherence to ethical standards and laws and regulations), reinforcing internal control systems, and maintaining a firm commitment to corporate social responsibility. The objective is to maximize corporate value based on commitments to both earnings growth and corporate citizenship.

(2) Business Performance Indicators

Reflecting its goals of improving business efficiency and maintaining high profitability, the Promise Group gives high priority to return on assets (ROA) and return on equity (ROE) as business performance indicators and targets improvement in these figures.

(3) Medium- and Long-Term Business Plan

Although the Japanese economy is expected to continue to recover slowly, there are growing concerns about the outlook for the global economy. Rising prices for crude oil and other raw materials along with an increasing gap in economic strength between companies, regions, and individuals are other sources of concern.

Japan's consumer finance industry is seeing a significant decline in the availability of credit as companies realign or shut down operations at a faster pace. The main causes of such developments are the increase in claims for excess interest repayments and the December 2006 passage of the Amended Money Lending Business Law.

The Promise Group is responding promptly and flexibly to these changes with the objective of maximizing corporate value based on commitments to both earnings growth and corporate citizenship.

In the core consumer finance business, in response to the Amended Money Lending Business Law, Promise plans to quickly generate benefits from the management integration with the SANYO SHINPAN Group and further strengthen the alliance with the SMFG Group and its affiliated companies. Other priorities are conducting a rigorous compliance program, making customer communications a key element of sales activities, extending credit in a suitable manner, and providing products and services that meet a broad spectrum of needs. Through such measures, Promise is determined to rank first among Japan's consumer finance companies in terms of customer support.

To diversify its profit structure, Promise plans to expand peripheral financial businesses, including the already existing loan guarantee business and servicer business. In addition, Promise is quickly building a new business model that will allow it to directly serve the settlement needs of consumers. The goal is to develop this model into a new core profit center.

Regarding overseas operations, plans call for entering new areas in addition to the existing operations in Hong Kong (consumer finance) and Thailand (consumer finance). Studies and research covering all areas of Asia will be conducted for this purpose.

Other themes include assembling the frameworks needed to respond to the upcoming revision of laws related to the money lending business; building stronger internal control and risk management systems; improving cost efficiency; and establishing a sounder financial position. Furthermore, the Promise Group places limitations on multiple-debt holdings by customers and conducts corporate citizenship activities aimed at prospering with society. The goal is to be a highly trustworthy corporate group.

(4) Major Issues Facing the Company

Promise believes that the operating environment in the consumer finance industry will remain extremely challenging. The Promise Group is leveraging its position as an industry leader to respond properly to provisions of the Amended Money Lending Business Law and amendments to other laws and regulations. Furthermore, the Group will focus on the strategies of "rebuilding the consumer finance business" and "diversifying the profit structure" while conducting extensive compliance activities. The goals are to increase earnings and establish new sources of growth. By taking such initiatives, the Group plans to shift to a profit structure that can withstand the challenges posed by the full enactment of the Amended Money Lending Business Law.

The overall consumer finance industry faces important issues that cannot be ignored, such as multiple indebtedness and the sudden increase in interest repayments due to loan restructuring through legal proceedings. The Promise Group is working to address these issues to both protect its customers and enable the sound development of the overall industry.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

Classification	Foot-notes	First Half Ended Sept. 2006 (Sept. 30, 2006)			First Half Ended Sept. 2007 (Sept. 30, 2007)			Fiscal Year Ended Mar. 2007 (Summary) (Mar. 31, 2007)		
		Amount		%	Amount		%	Amount		%
(Assets)										
I Current assets										
1 Cash and deposits	2		70,494			138,778			69,833	
2 Notes and accounts receivable	1		4,228			456			3,013	
3 Consumer loans receivable: Principal	2, 3, 4, 5, 6,		1,574,586			1,868,792			1,491,835	
4 Installment receivables			—			59,856			—	
5 Marketable securities			—			16,800			—	
6 Purchased receivables			—			24,148			—	
7 Short-term loans receivable	7		29,522			59,265			72,562	
8 Deferred tax assets			51,021			65,287			59,648	
9 Claim for indemnities			5,163			17,664			7,397	
10 Other			33,556			40,933			33,512	
Allowance for credit losses	11		(213,115)			(396,677)			(300,974)	
Total current assets			1,555,457	91.6		1,895,305	90.1		1,436,828	91.5
II Fixed assets										
1 Property and equipment										
(1) Buildings and structures		31,347			38,110			31,013		
Accumulated depreciation		16,091	15,256		21,779	16,330		16,360	14,653	
(2) Equipment, fixtures and vehicles		29,730			30,930			29,527		
Accumulated depreciation		20,734	8,995		23,339	7,591		21,424	8,102	
(3) Land			50,572			51,309			50,491	
Total property and equipment, net			74,824	4.4		75,231	3.6		73,247	4.7
2 Intangible fixed assets										
(1) Software			—			17,399			8,090	
(2) Goodwill			11,101			58,825			516	
(3) Other			8,907			787			769	
Total intangible fixed assets, net			20,008	1.2		77,012	3.7		9,376	0.6
3 Investments and advances										
(1) Investments in securities	2		34,713			36,317			37,652	
(2) Deferred tax assets			617			2,118			664	
(3) Other	2, 8		12,637			16,498			11,770	
Total investments and advances			47,969	2.8		54,933	2.6		50,086	3.2
Total fixed assets			142,802	8.4		207,178	9.9		132,711	8.5
Total assets			1,698,260	100.0		2,102,484	100.0		1,569,539	100.0

(Continued)

(Millions of yen)

Classification	Footnotes	First Half Ended Sept. 2006 (Sept. 30, 2006) Amount	%	First Half Ended Sept. 2007 (Sept. 30, 2007) Amount	%	Fiscal Year Ended Mar. 2007 (Summary) (Mar. 31, 2007) Amount	%
(Liabilities)							
I Current liabilities							
1 Accounts payable: Trade		3,720		14,287		109	
2 Short-term loans payable		137,342		247,906		137,122	
3 Current portion of long-term loans payable	2	146,236		187,713		130,986	
4 Bonds scheduled for redemption within one year		40,000		61,200		50,000	
5 Accrued income taxes		7,852		4,577		1,095	
6 Accrued bonuses to employees		3,814		4,324		3,565	
7 Accrued bonuses to directors and corporate auditors		10		56		19	
8 Allowance for point service		—		580		—	
9 Accruals for debt guarantees		3,613		11,724		4,760	
10 Allowance for losses on interest repayments		35,150		96,736		72,600	
11 Allowance for business restructuring expenses		—		2,315		—	
12 Other		33,331		35,959		19,168	
Total current liabilities		411,072	24.2	667,380	31.7	419,429	26.7
II Long-term liabilities							
1 Corporate bonds		150,000		311,811		190,000	
2 Long-term loans payable	2	421,621		469,531		388,280	
3 Deferred tax liabilities		1,575		1,894		3,846	
4 Accrued severance indemnities		1,326		2,149		1,510	
5 Allowance for retirement benefits for directors and corporate auditors		407		800		436	
6 Allowance for losses on interest repayments		100,080		226,719		178,410	
7 Other		1,485		1,529		1,454	
Total long-term liabilities		676,497	39.8	1,014,437	48.3	763,939	48.7
Total liabilities		1,087,569	64.0	1,681,818	80.0	1,183,368	75.4

(Continued)

(Millions of yen)

Classification	Foot-notes	First Half Ended Sept. 2006 (Sept. 30, 2006)			First Half Ended Sept. 2007 (Sept. 30, 2007)			Fiscal Year Ended Mar. 2007 (Summary) (Mar. 31, 2007)		
		Amount		%	Amount		%	Amount		%
(Net assets)										
I Shareholders' equity										
1 Common stock			80,737	4.8		80,737	3.8		80,737	5.1
2 Capital surplus			138,414	8.2		138,413	6.6		138,413	8.8
3 Retained earnings			436,542	25.7		215,778	10.3		211,018	13.4
4 Treasury stock			(57,422)	(3.4)		(57,423)	(2.7)		(57,423)	(3.6)
Total shareholders' equity			598,272	35.3		377,505	18.0		372,747	23.7
II Valuation and translation differences										
1 Net unrealized gain on securities			3,379	0.2		2,539	0.1		5,606	0.4
2 Net deferred hedge losses			(28)	(0.0)		(6)	(0.0)		(19)	(0.0)
3 Foreign currency translation adjustments			(88)	(0.0)		1,824	0.1		575	0.0
Total valuation and translation differences			3,263	0.2		4,357	0.2		6,163	0.4
III Minority interests			9,154	0.5		38,803	1.8		7,261	0.5
Total net assets			610,690	36.0		420,666	20.0		386,171	24.6
Total liabilities and net assets			1,698,260	100.0		2,102,484	100.0		1,569,539	100.0

(2) Consolidated Statements of Income

(Millions of yen)

Classification	Foot-notes	First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)			First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)			Fiscal Year Ended Mar. 2007 (Summary) (Apr. 1, 2006 – Mar. 31, 2007)		
		Amount		%	Amount		%	Amount		%
I Operating income										
1 Interest on consumer loans			177,118			156,447			344,797	
2 Other operating income	1		33			356			159	
3 Sales			216			523			373	
4 Other			13,164			12,804			23,585	
Total operating income			190,532	100.0		170,131	100.0		368,915	100.0
II Operating expenses										
1 Financial expenses	2		7,456			9,327			15,453	
2 Cost of sales			190			435			323	
3 Other operating expenses										
(1) Advertising expenses		9,172			5,303			15,685		
(2) Provision for uncollectible loans		85,716			51,832			234,670		
(3) Accruals for debt guarantees		—			2,283			3,808		
(4) Provision for losses on interest repayments		13,783			38,101			149,887		
(5) Employees' salaries and bonuses		11,979			11,354			26,820		
(6) Provision for bonuses		3,634			2,954			3,484		
(7) Net periodic benefit cost		777			1,216			2,069		
(8) Allowance for retirement accounts for directors and corporate auditors		41			38			78		
(9) Employee welfare expenses		1,793			1,632			3,616		
(10) Rent expenses		5,143			4,750			9,949		
(11) Depreciation		3,721			2,952			7,525		
(12) Fee expenses		10,954			10,521			22,070		
(13) Communications expenses		2,112			1,788			3,988		
(14) Amortization of goodwill		863			55			1,756		
(15) Other		18,720	168,414		8,388	143,175		71,050	556,462	
Total operating expenses			176,061	92.4		152,938	89.9		572,239	155.1
Operating profit (loss)			14,470	7.6		17,193	10.1		(203,323)	(55.1)
III Non-operating income										
1 Interest and dividend income on investments		125			174			283		
2 Insurance money received and insurance dividends		16			135			147		
3 Equity in earnings of Tokumei Kumiai		44			88			66		
4 Equity in net gain of affiliated companies		423			382			945		
5 Other		479	1,089	0.5	376	1,157	0.7	856	2,298	0.6
IV Non-operating expenses										
1 Interest expense		23			—			31		
2 Expense for relocation of offices		68			39			203		
3 Cancellation of leasehold deposits		28			19			—		
4 Exchange losses		53			—			—		
5 Other		84	258	0.1	48	107	0.1	243	478	0.1
Recurring profit (loss)			15,301	8.0		18,243	10.7		(201,502)	(54.6)

(Continued) (Millions of yen)

Classification	Foot-notes	First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)			First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)			Fiscal Year Ended Mar. 2007 (Summary) (Apr. 1, 2006 – Mar. 31, 2007)		
		Amount		%	Amount		%	Amount		%
V Extraordinary income										
1 Gain on sales of investments in securities		106			55			2,900		
2 Reversal of accruals for debt guarantees		1,587			—			1,584		
3 Reversal of accruals for loss guarantees		220			—			220		
4 Other		8	1,923	1.0	2	57	0.0	10	4,714	1.3
VI Extraordinary losses										
1 Net loss on sales or disposal of property and equipment	3	143			486			562		
2 Impairment loss	4	—			667			11,910		
3 Loss on sales of credit	5	427			3,620			427		
4 Provision for losses on interest repayments		174,943			—			174,943		
5 Loss on cancellation of lease contracts		—			173			—		
6 Loss on business restructuring expenses	6	—			294			—		
7 Other		59	175,573	92.1	75	5,318	3.1	5,684	193,528	52.5
Income (loss) before income taxes and minority interests			(158,348)	(83.1)		12,983	7.6		(390,316)	(105.8)
Income taxes										
Current		7,930			1,646			4,587		
Deferred		(3,957)	3,973	2.1	(1,436)	209	0.1	(11,882)	(7,295)	(2.0)
Minority interests in net gain (loss) of consolidated subsidiaries			(2,904)	(1.5)		906	0.5		(4,738)	(1.3)
Net income (loss)			(159,416)	(83.7)		11,867	7.0		(378,282)	(102.5)

(3) Consolidated Statements of Shareholders' Equity and Changes in Net Assets

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006) (Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	80,737	138,414	602,907	(57,418)	764,640
Changes during first half period					
Cash dividends paid*			(6,657)		(6,657)
Bonuses to directors and corporate auditors*			(79)		(79)
Decrease due to inclusion of a company in consolidation			(210)		(210)
Net loss			(159,416)		(159,416)
Acquisition of treasury stock				(3)	(3)
Disposal of treasury stock		(0)		0	0
Total changes during first half period	—	(0)	(166,364)	(3)	(166,368)
Balance at September 30, 2006	80,737	138,414	436,542	(57,422)	598,272

	Valuation and translation differences				Minority interests	Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Foreign currency translation adjustments	Total valuation and translation differences		
Balance at March 31, 2006	11,607	—	109	11,716	12,059	788,417
Changes during first half period						
Cash dividends paid*						(6,657)
Bonuses to directors and corporate auditors*						(79)
Decrease due to inclusion of a company in consolidation						(210)
Net loss						(159,416)
Acquisition of treasury stock						(3)
Disposal of treasury stock						0
Changes of items other than shareholders' equity during first half period—net	(8,227)	(28)	(197)	(8,453)	(2,904)	(11,358)
Total changes during first half period	(8,227)	(28)	(197)	(8,453)	(2,904)	(177,727)
Balance at September 30, 2006	3,379	(28)	(88)	3,263	9,154	610,690

* Retained earnings items that were approved at the General Meeting of Shareholders held in June 2006.

First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007) (Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2007	80,737	138,413	211,018	(57,423)	372,747
Changes during first half period					
Cash dividends paid			(6,657)		(6,657)
Decrease due to inclusion of a company in consolidation			(8)		(8)
Decrease due to exclusion of a company in consolidation			(441)		(441)
Net income			11,867		11,867
Acquisition of treasury stock				(1)	(1)
Disposal of treasury stock		(0)		0	0
Total changes during first half period	—	(0)	4,759	(0)	4,758
Balance at September 30, 2007	80,737	138,413	215,778	(57,423)	377,505

	Valuation and translation differences				Minority interests	Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Foreign currency translation adjustments	Total valuation and translation differences		
Balance at March 31, 2007	5,606	(19)	575	6,163	7,261	386,171
Changes during first half period						
Cash dividends paid						(6,657)
Decrease due to inclusion of a company in consolidation						(8)
Decrease due to exclusion of a company in consolidation						(441)
Net income						11,867
Acquisition of treasury stock						(1)
Disposal of treasury stock						0
Changes of items other than shareholders' equity during first half period—net	(3,067)	12	1,249	(1,805)	31,542	29,736
Total changes during first half period	(3,067)	12	1,249	(1,805)	31,542	34,494
Balance at September 30, 2007	2,539	(6)	1,824	4,357	38,803	420,666

Fiscal Year Ended March 2007 (Apr. 1, 2006 – Mar. 31, 2007) (Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	80,737	138,414	602,907	(57,418)	764,640
Changes during the fiscal year					
Cash dividends paid*			(6,657)		(6,657)
Cash dividends paid			(6,657)		(6,657)
Bonuses to directors and corporate auditors*			(79)		(79)
Decrease due to inclusion of a company in consolidation			(210)		(210)
Net loss			(378,282)		(378,282)
Acquisition of treasury stock				(4)	(4)
Disposal of treasury stock		(0)		0	0
Total changes during the fiscal year	—	(0)	(391,888)	(4)	(391,893)
Balance at March 31, 2007	80,737	138,413	211,018	(57,423)	372,747

	Valuation and translation differences				Minority interests	Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Foreign currency translation adjustments	Total valuation and translation differences		
Balance at March 31, 2006	11,607	—	109	11,716	12,059	788,417
Changes during the fiscal year						
Cash dividends paid*						(6,657)
Cash dividends paid						(6,657)
Bonuses to directors and corporate auditors*						(79)
Decrease due to inclusion of a company in consolidation						(210)
Net loss						(378,282)
Acquisition of treasury stock						(4)
Disposal of treasury stock						0
Changes of items other than shareholders' equity during the fiscal year—net	(6,000)	(19)	466	(5,553)	(4,798)	(10,352)
Total changes during the fiscal year	(6,000)	(19)	466	(5,553)	(4,798)	(402,245)
Balance at March 31, 2007	5,606	(19)	575	6,163	7,261	386,171

* Retained earnings items that were approved at the General Meeting of Shareholders held in June 2006.

(4) Consolidated Statements of Cash Flows

(Millions of yen)

Classification	Foot-notes	First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Summary) (Apr. 1, 2006 – Mar. 31, 2007)
		Amount	Amount	Amount
I Operating activities				
1 Income (loss) before income taxes and minority interests		(158,348)	12,983	(390,316)
2 Depreciation and amortization		3,721	2,952	7,525
3 Impairment loss		—	667	11,910
4 Amortization of goodwill		863	55	1,756
5 Increase (decrease) in allowance for credit losses		77,730	(27,975)	165,509
6 Increase in provision for bonuses		333	136	93
7 Increase (decrease) in accruals for debt guarantees		(775)	1,038	374
8 Increase in allowance for losses on interest repayments		111,260	1,500	227,040
9 Increase (decrease) in provision for accrued severance indemnities		(721)	107	(537)
10 Increase (decrease) in allowance for retirement benefits for directors and auditors		(14)	(121)	14
11 Decrease in accruals for loss guarantees		(2,000)	—	(2,000)
12 Interest and dividend income on investments		(125)	(174)	(283)
13 Interest expense		23	—	31
14 Equity in net gain of affiliated companies		(423)	(382)	(945)
15 Gain on sales of investments in securities		(106)	(55)	(2,900)
16 Loss on valuation of investments in securities		—	14	5,598
17 Loss on sales or disposal of property and equipment		143	486	562
18 Equity in earnings of Tokumei Kumiai		(44)	(88)	(66)
19 Decrease in consumer loans receivable: Principal		5,967	81,387	89,767
20 Decrease (increase) in sales credits		(2,401)	(260)	2,241
21 Increase in claim for indemnities		(2,683)	(2,563)	(4,918)
22 Decrease (increase) in purchased receivables		—	(4,523)	5,170
23 Increase (decrease) in procurement obligations		1,443	(41)	2,323
24 Other		4,249	(7,560)	(1,295)
Subtotal		38,088	57,582	116,655
25 Interest and dividend income		126	180	293
26 Interest expense		(23)	—	(31)
27 Income taxes paid		(26,906)	3,278	(30,329)
Net cash provided by operating activities		11,284	61,041	86,587

(Continued) (Millions of yen)

Classification	Foot-notes	First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Summary) (Apr. 1, 2006 – Mar. 31, 2007)
		Amount	Amount	Amount
II Investing activities				
1 Payment for purchase of property and equipment		(1,352)	(1,061)	(2,223)
2 Proceeds from sales of property and equipment		71	29	77
3 Payment for purchase of intangible fixed assets		(1,257)	(1,704)	(2,775)
4 Payment for purchase of investments in securities		(63)	—	(27)
5 Proceeds from sales of investments in securities		222	103	3,801
6 Payment for purchase of shares of subsidiaries		—	(1,416)	(5,117)
7 Payment for purchase of shares of subsidiaries resulting from the change in scope of consolidation	2	—	(114,870)	—
8 Payment for loans made		(0)	(2,775)	(150)
9 Proceeds from collection of loans receivable		15	109	77
10 Other		764	4,735	1,218
Net cash used in investing activities		(1,600)	(116,849)	(5,118)
III Financing activities				
1 Net repayment of commercial paper		—	—	(20,000)
2 Proceeds from short-term borrowings		78,110	128,001	164,367
3 Repayments of short-term borrowings		(60,632)	(36,712)	(148,679)
4 Proceeds from long-term debt		139,230	10,100	153,893
5 Repayments of long-term debt		(81,166)	(82,086)	(143,198)
6 Proceeds from issuance of bonds, net of expenses		—	79,879	59,683
7 Redemption of bonds		(45,000)	(30,000)	(55,000)
8 Proceeds from sales of treasury stock		0	0	0
9 Payment for purchase of treasury stock		(3)	(1)	(4)
10 Cash dividends paid		(6,657)	(6,657)	(13,315)
11 Repurchase of stocks from minority shareholders		—	—	(3,619)
Net cash provided by (used in) financing activities		23,880	62,523	(5,873)
IV Effect of exchange rate changes on cash and cash equivalents		0	81	91
V Net increase in cash and cash equivalents		33,565	6,796	75,686
VI Cash and cash equivalents at beginning of the period		63,851	139,853	63,851
VII Effect of the increase in scope of consolidated subsidiaries		314	63,761	314
VIII Effect of the decrease in scope of exclusion of consolidated subsidiaries		—	(1,448)	—
IX Cash and cash equivalents at end of the period	1	97,731	208,963	139,853

(5) Basis of Presentation of First Half Consolidated Financial Statements

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
1. Scope of Consolidation 1) Number of Consolidated Subsidiaries: 10 Company Name [Domestic]: QUOQLOAN INC. Sun Life Co., Ltd. At-Loan Co., Ltd. PAL Servicer Co., Ltd. PAL Life Co., Ltd. Net Future Co., Ltd. [Overseas]: PROMISE (HONG KONG) CO., LTD. PROMISE (THAILAND) CO., LTD. Liang Jing Co., Ltd. PROMISE (TAIWAN) CO., LTD. Net Future Co., Ltd., and STC Co., Ltd., merged on April 1, 2006, with Net Future as the continuing company. Due to the increased materiality of its business operations, PROMISE (THAILAND) CO., LTD., has been included in the scope of consolidation commencing with the first half ended September 30, 2006.	**1. Scope of Consolidation** 1) Number of Consolidated Subsidiaries: 16 Company Name [Domestic]: QUOQLOAN INC. Sun Life Co., Ltd. At-Loan Co., Ltd. PAL Servicer Co., Ltd. PAL Life Co., Ltd. Net Future Co., Ltd. Do Financial Service Co., Ltd. Asahi Enterprise Co., Ltd. SANYO SHINPAN FINANCE CO., LTD. POCKET CARD CO., LTD. AZ Card Co., Ltd. Sanyo Shinpan Servicer Co., Ltd. SANYO ASSET MANAGEMENT CO., LTD. [Overseas]: PROMISE (HONG KONG) CO., LTD. PROMISE (THAILAND) CO., LTD. Liang Jing Co., Ltd. Due to the increased materiality of its business operations, Do Financial Service Co., Ltd., has been included in the scope of consolidation commencing with the first half ended September 30, 2007. Newly consolidated subsidiaries that were included in consolidation effective from the first half under review due to the acquisition of their stock by the Company Asahi Enterprise Co., Ltd. SANYO SHINPAN FINANCE CO., LTD. POCKET CARD CO., LTD. AZ Card Co., Ltd. Sanyo Shinpan Servicer Co., Ltd. SANYO ASSET MANAGEMENT CO., LTD. The accounts of the above consolidated subsidiaries were included only in the balance sheet in the first half under review, as that period was considered to be the deemed acquisition date. Effective from the fiscal half ended September 30, 2007, PROMISE (TAIWAN) CO., LTD., is excluded from the consolidation, as the subsidiary was liquidated and its results are insignificant in the context of the consolidated financial statements.	**1. Scope of Consolidation** 1) Number of Consolidated Subsidiaries: 10 Company Name [Domestic]: QUOQLOAN INC. Sun Life Co., Ltd. At-Loan Co., Ltd. PAL Servicer Co., Ltd. PAL Life Co., Ltd. Net Future Co., Ltd. [Overseas]: PROMISE (HONG KONG) CO., LTD. PROMISE (THAILAND) CO., LTD. Liang Jing Co., Ltd. PROMISE (TAIWAN) CO., LTD. Net Future Co., Ltd., and STC Co., Ltd., merged on April 1, 2006, with Net Future as the continuing company. Due to the increased materiality of its business operations, PROMISE (THAILAND) CO., LTD., has been included in the scope of consolidation commencing with the fiscal year ended March 31, 2007.

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
2) Major Non-Consolidated Subsidiary PROMISE (EUROPE) S.A. (Reason for exclusion from consolidation) The remaining non-consolidated subsidiaries were not consolidated because their aggregate amount of total assets, operating income, net income (amount corresponding to ownership), and retained earnings (amount corresponding to ownership) were not material to the first half consolidated financial statement.	2) Major Non-Consolidated Subsidiary (No change) (Reason for exclusion from consolidation) (No change)	2) Major Non-Consolidated Subsidiary (No change) (Reason for exclusion from consolidation) The remaining non-consolidated subsidiaries were not consolidated because their aggregate amount of total assets, operating income, net income (amount corresponding to ownership), and retained earnings (amount corresponding to ownership) were not material to the consolidated financial statement.
2. Application of Equity Method 1) Number of Companies to which Equity Method Has Been Applied: 1 Company Name MOBIT CO., LTD.	**2. Application of Equity Method** 1) Number of Companies to which Equity Method Has Been Applied: 2 Company Name MOBIT CO., LTD. Sumisho Pocket Finance Corporation Effective from the first half ended September 30, 2007, Sumisho Pocket Finance Corporation, an affiliate of SANYO SHINPAN FINANCE CO., LTD., is included in affiliates accounted for by the equity method, as SANYO SHINPAN became a consolidated subsidiary. The first half consolidated financial statements do not include the profit/loss statement of Sumisho Pocket Finance, as the company was considered to have been acquired at the end of the first half under review.	**2. Application of Equity Method** 1) Number of Companies to which Equity Method Has Been Applied: 1 Company Name MOBIT CO., LTD.
2) The equity method was not applied to non-consolidated subsidiary PROMISE (EUROPE) S.A. and affiliated company NANJING SHENZHOU SEED INDUSTRY CO., LTD., because their first half net loss and retained earnings (amount corresponding to ownership) were not material to consolidated net loss and retained earnings, respectively, and have no overall material influence on the consolidated financial statements.	2) (No change)	2) The equity method was not applied to non-consolidated subsidiary PROMISE (EUROPE) S.A. and affiliated company NANJING SHENZHOU SEED INDUSTRY CO., LTD., because their net loss and retained earnings (amount corresponding to ownership) were not material to consolidated net loss and retained earnings, respectively, and have no overall material influence on the consolidated financial statements.
3) The first half end of the equity-method company coincides with the Company's consolidated first half end.	3) (No change)	3) The fiscal year-enc of the equity-method company coincides with the Company's consolidated fiscal year-end.

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
3. First Half End of Consolidated Subsidiaries Consolidated subsidiaries whose first half end differs from the end of the consolidated first half end are as follows. Company Name — First Half End PROMISE (HONG KONG) CO., LTD. — June 30 PROMISE (THAILAND) CO., LTD. — June 30 Liang Jing Co., Ltd. — June 30 PROMISE (TAIWAN) CO., LTD. — June 30 For the above consolidated subsidiaries, financial statements compiled as of their respective first half ends are used to tabulate consolidated results. However, significant transactions that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.	**3. First Half End of Consolidated Subsidiaries** Consolidated subsidiaries whose first half end differs from the end of the consolidated first half end are as follows. Company Name — First Half End PROMISE (HONG KONG) CO., LTD. — June 30 PROMISE (THAILAND) CO., LTD. — June 30 Liang Jing Co., Ltd. — June 30 POCKET CARD CO., LTD. — August 31 For the above consolidated subsidiaries, financial statements compiled as of their respective first half ends are used to tabulate consolidated results. However, significant transactions that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.	**3. Fiscal Year-End of Consolidated Subsidiaries** Consolidated subsidiaries whose fiscal year-end differs from the end of the consolidated fiscal year-end are as follows. Company Name — Fiscal Year-End PROMISE (HONG KONG) CO., LTD. — December 31 PROMISE (THAILAND) CO., LTD. — December 31 Liang Jing Co., Ltd. — December 31 PROMISE (TAIWAN) CO., LTD. — December 31 For the above consolidated subsidiaries, financial statements compiled as of their respective fiscal year-ends are used to tabulate consolidated results. However, significant transactions that occur between that time and the consolidated fiscal year-end are necessarily reflected in the consolidated financial statements.
4. Summary of Significant Accounting Policies 1) Standards and Methods for Valuing Assets (1) Investment securities Other securities a. Marketable Other securities are stated at market value as of the first half end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method. b. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method. (2) Derivatives Derivatives are stated at market value. (3) ————	**4. Summary of Significant Accounting Policies** 1) Standards and Methods for Valuing Assets (1) Investment securities Other securities (No change) (2) Derivatives (No change) (3) Purchased receivables Purchased receivables are stated at specific cost method.	**4. Summary of Significant Accounting Policies** 1) Standards and Methods for Valuing Assets (1) Investment securities Other securities a. Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in net assets. Costs of their sales are determined by the moving average method. b. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method. (2) Derivatives (No change) (3) ————

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
2) Method of Depreciation of Material Depreciable Assets (1) Property and equipment Property and equipment are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998, are depreciated using the straight-line method over the estimated useful lives of the assets. The main useful lives are as follows. Buildings and structures: 3–50 years Equipment and fixtures and vehicles: 2–20 years ————	2) Method of Depreciation of Material Depreciable Assets (1) Property and equipment: Buildings (excluding fixtures) a. Depreciation on property and equipment acquired before and on March 31, 1998, is computed by the former declining-balance method. b. Depreciation on property and equipment acquired on April 1, 1998, through March 31, 2007, is computed primarily by the former straight-line method. c. Depreciation on property and equipment acquired on and after April 1, 2007, is computed primarily by the straight-line method. Assets, excluding buildings a. Depreciation on assets, excluding buildings, acquired before and on March 31, 2007, is computed by the former declining-balance method. b. Depreciation on assets, excluding buildings, acquired on and after April 1, 2007, is computed by the declining-balance method. Buildings and structures: 3–50 years Equipment and fixtures and vehicles: 2–20 years (Changes in accounting policy) Effective from the first half ended September 30, 2007, in accordance with revision of the Corporation Tax Law (Partial Revision of Income Tax Law, Law No. 6, March 30, 2007) and the Cabinet Order (Cabinet Order No. 83 of March 30, 2007) for the partial revision of the Corporation Tax Law Enforcement Guidance in the fiscal year ended March 31, 2007, depreciation on property and equipment acquired on and after April 1, 2007, is computed in accordance with the provisions of the revised Corporation Tax Law. The effect of this change on the period profit/loss is insignificant.	2) Method of Depreciation of Material Depreciable Assets (1) Property and equipment Property and equipment are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998, are depreciated using the straight-line method over the estimated useful lives of the assets. The main useful lives are as follows. Buildings and structures: 3–50 years Equipment and fixtures and vehicles: 2–20 years ————

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
————	(Additional information) Furthermore, the residual value of assets after maximum permissible depreciation, acquired before and on March 31, 2007, is depreciated by the straight-line method over a period of five years, starting from the year in which depreciation is completed. The effect of this change on period profit/loss is insignificant.	————
(2) Intangible fixed assets Intangible fixed assets are amortized using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life.	(2) Intangible fixed assets (No change)	(2) Intangible fixed assets (No change)
3) Method of Transaction of Deferred Assets ————	3) Method of Transaction of Deferred Assets (1) Bond issue expenses Bond issue expenses are charged to the entire amount expensed as incurred. (2) Stock delivery expenses Stock delivery expenses are charged to the entire amount expensed as incurred.	3) Method of Transaction of Deferred Assets Bond issue expenses are charged to the entire amount expensed as incurred.
4) Accounting Basis for Allowances (1) Allowance for credit losses The allowance for credit losses is provided at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding. In addition, overseas consolidated subsidiaries provided the reserve in amounts based on the probability of collection.	4) Accounting Basis for Allowances (1) Allowance for credit losses (No change)	4) Accounting Basis for Allowances (1) Allowance for credit losses (No change)
(2) Accrued bonuses to employees The accrued bonuses to employees at the end of the first half are provided based on the expected payment amount.	(2) Accrued bonuses to employees (No change)	(2) Accrued bonuses to employees The accrued bonuses to employees at the end of the fiscal year are provided based on the expected payment amount.

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(3) Accrued bonuses to directors and corporate auditors To provide for bonuses to directors and corporate auditors, the Companies provide an allowance for the current first half portion that is based on the expected future payment of bonuses to directors and corporate auditors. (Changes in accounting policy) Effective from the first half under review, the Companies have adopted the "Accounting Standard for Directors' Bonuses" (Statement No. 4 of the Accounting Standards Board of Japan, November 29, 2005). As a result, operating profit, recurring profit, and loss before income taxes and minority interests in the first half declined by 10 million yen each compared with the amounts that would have been reported if the previous standards had been applied consistently.	(3) Accrued bonuses to directors and corporate auditors (No change) ———	(3) Accrued bonuses to directors and corporate auditors To provide for bonuses to directors and corporate auditors, the Companies provide an allowance for the current fiscal year portion that is based on the expected future payment of bonuses to directors and corporate auditors. (Changes in accounting policy) Effective from the fiscal year under review, the Companies have adopted the "Accounting Standard for Directors' Bonuses" (Statement No. 4 of the Accounting Standards Board of Japan, November 29, 2005). As a result, operating loss, recurring loss, and loss before income taxes and minority interests in the fiscal year increased by 19 million yen each compared with the amounts that would have been reported if the previous standards had been applied consistently.
(4) ———	(4) Allowance for point service To provide for liabilities related to bonus points issued to cardholders (in accordance with the bonus points system for promoting the use of cards) by one consolidated subsidiary, the Company provides an allowance equivalent to the estimated cost of redemption of bonus points during the first half under review.	(4) ———
(5) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the first half.	(5) Accruals for debt guarantees (No change)	(5) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(6) Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions. (Additional information) Effective from the first half ended September 30, 2006, the Company and certain subsidiaries changed the basis for calculating the allowance for losses on interest payments to conform with the "Application of Auditing for Provision of Losses for Reclaimed Refund of Interest in the Accounting of Consumer Finance Companies" of the Industry Audit Practice Committee Report No. 37 (October 13, 2006) by the Japanese Institute of Certified Public Accountants. As a result, the Company and certain subsidiaries recorded 174,943 million yen (Allowance for losses on interest repayments) as an extraordinary loss to account for the difference between the amount that was calculated in accordance with the above report at the beginning of the first half under review and the amount that was calculated in accordance with the standard applied in the previous fiscal year. Of the allowance for losses on interest repayments applicable to the principal of consumer loans receivable, 79,230 million yen of estimated interest repayments was included in the allowance for credit losses.	(6) Allowance for losses on interest repayments (No change) ———	(6) Allowance for losses on interest repayments (No change) (Additional information) Effective from the fiscal year ended March 31, 2007, the Company and certain subsidiaries changed the basis for calculating the allowance for losses on interest payments to conform with the "Application of Auditing for Provision of Losses for Reclaimed Refund of Interest in the Accounting of Consumer Finance Companies" of the Industry Audit Practice Committee Report No. 37 (October 13, 2006) by the Japanese Institute of Certified Public Accountants. As a result, the Company and certain subsidiaries recorded 174,943 million yen (Allowance for losses on interest repayments) as an extraordinary loss to account for the difference between the amount that was calculated in accordance with the above report at the beginning of the fiscal year under review and the amount that was calculated in accordance with the standard applied in the previous fiscal year. Of the allowance for losses on interest repayments applicable to the principal of consumer loans receivable, 167,750 million yen of estimated interest repayments was included in the allowance for credit losses.

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(7) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the first half is charged to income as incurred. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the first half as stipulated in the Company's bylaws.	(7) Accrued severance indemnities for employees (No change)	(7) Accrued severance indemnities for employees The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.
(8) Allowance for retirement benefits for directors and corporate auditors The past service cost for directors and corporate auditors is determined based on the required payment amount at the end of the first half as stipulated in the Company's bylaws.	(8) Allowance for retirement benefits for directors and corporate auditors (No change)	(8) Allowance for retirement benefits for directors and corporate auditors The past service cost for directors and corporate auditors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.
(9) ————	(9) Allowance for business restructuring expenses To provide for losses resulting from the reorganization of the branch network in accordance with the scrap-and-build programs of the Company and certain subsidiaries, the Company provides an allowance equivalent to estimated losses as of the end of the first half under review.	(9) ————

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
5) Foreign Currency Translations (assets and liabilities denominated in major foreign currencies) Foreign currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses. Assets and liabilities of overseas subsidiaries are translated into Japanese yen at the spot rate prevailing on the balance sheet date. Income and expenses are translated at the average rate for the period. Translation differences are included in Foreign currency translation adjustments under the net assets section on the consolidated balance sheet.	5) Foreign Currency Translations (assets and liabilities denominated in major foreign currencies) (No change)	5) Foreign Currency Translations (assets and liabilities denominated in major foreign currencies) Foreign currency denominated receivables and payables are translated into Japanese yen at the spot rate prevailing on the respective balance sheet dates. Translation differences are treated as gains and losses. Assets and liabilities of overseas subsidiaries are translated into Japanese yen at the spot rate prevailing on the balance sheet date. Income and expenses are translated at the average rate for the period. Translation differences are included in Foreign currency translation adjustments under the net assets section on the consolidated balance sheet.
6) Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	6) Lease Transactions (No change)	6) Lease Transactions (No change)
7) Hedging (1) Hedge accounting method The Companies use the deferred method for hedge accounting. The exceptional accrual method is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.	7) Hedging (1) Hedge accounting method The Companies use the deferred method for hedge accounting. The exceptional accrual method is used to account for interest rate cap agreements and interest rate swap agreements that meet specified conditions. The specific allocation method is used to account for interest rate swap agreements that qualify for accounting treatment under this method.	7) Hedging (1) Hedge accounting method The Companies use the deferred method for hedge accounting. The exceptional accrual method is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.
(2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment)	(2) Hedging instruments and hedging targets Hedges related to Interest rates Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment)	(2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
	Hedges related to currency Hedging instruments: Currency swap agreements Hedging targets: Foreign currency denominated bonds	
(3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.	(3) Hedging policy (No change)	(3) Hedging policy (No change)
(4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.	(4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged. Certain consolidated subsidiaries do not assess the effectiveness of interest rate swaps agreements accounted for by the exceptional accrual method.	(4) Determining hedging effectiveness (No change)
(5) Risk management system The Companies manage market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Companies' Finance Regulations. Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors. Also, consolidated subsidiaries conduct hedging transactions with prior approval from the Company.	(5) Risk management system (No change)	(5) Risk management system (No change)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
8) Other Material Items in Basis of Presentation of First Half Consolidated Financial Statements (Accounting for revenues and expenses) (1) Interest on consumer loans Interest on consumer loans is recognized on an accrual basis. For the Company and domestic subsidiaries, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate. For overseas subsidiaries, accrued interest on loans is determined using the contracted interest rate. (2) Other operating income a. Loan guarantee revenues Booked based on the Remaining Balance Method b. Fees and commissions Customer commission fees are booked based on the Remaining Balance Method. Franchise outlet commission fees are booked at point of receiving business. Note: In the Remaining Balance Method, the remaining balance of principal is used to calculate commission fees based on a fixed rate, which are then booked as revenues.	8) Other Material Items in Basis of Presentation of First Half Consolidated Financial Statements (Accounting for revenues and expenses) (1) Interest on consumer loans (No change) (2) Other operating income a. Loan guarantee revenues Booked based on the Remaining Balance Method b. Fees and commissions from credit cards (i) Customer commission fees are booked based on the Remaining Balance Method or the Rule of 78(seventy eight). (ii) Franchise outlet commission fees are booked at the point of receiving business. c. Fees and commissions from installment sales (i) Customer commission fees are booked based on the Remaining Balance Method or the Rule of 78(seventy eight). (ii) Franchise outlet commission fees are booked at the point of receiving business. Note: The methods of recognition under principal methods are as follows: In the Remaining Balance Method, the remaining balance of principal is used to calculate commission fees based on a fixed rate, which are then booked as revenues. Under the Rule of 78, commission fees are divided on the basis of the number of installments, and then recognized as accrued revenue.	8) Other Material Items in Basis of Presentation of Consolidated Financial Statements (Accounting for revenues and expenses) (1) Interest on consumer loans (No change) (2) Other operating income a. Loan guarantee revenues Booked based on the Remaining Balance Method b. Fees and commissions Customer commission fees are booked based on the Remaining Balance Method. Franchise outlet commission fees are booked at point of receiving business. Note: In the Remaining Balance Method, the remaining balance of principal is used to calculate commission fees based on a fixed rate, which are then booked as revenues.

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(Accounting for consumption taxes) National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at consolidated subsidiaries. However, nondeductible consumption taxes subject to fixed assets are recorded in Other under Investments and advances on the relevant balance sheet and are amortized over five years.	(Accounting for consumption taxes) National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at consolidated subsidiaries. Nondeductible consumption taxes subject to fixed asset are recorded in Other under Investments and advances on the relevant balance sheet and are amortized over five years for the Company and certain consolidated subsidiaries.	(Accounting for consumption taxes) National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method, with the same method principally applied at consolidated subsidiaries. However, nondeductible consumption taxes subject to fixed assets are recorded in Other under Investments and advances on the relevant balance sheet and are amortized over five years.
5. Scope of Cash on First Half Consolidated Statement of Cash Flows Scope of cash (cash and cash equivalents) on the first half consolidated statement of cash flows is cash on hand, deposits readily convertible to cash, and short-term investments that mature within three months and that carry little risk of price fluctuation.	**5. Scope of Cash on First Half Consolidated Statement of Cash Flows** (No change)	**5. Scope of Cash on Consolidated Statement of Cash Flows** Scope of cash (cash and cash equivalents) on the consolidated statement of cash flows is cash on hand, deposits readily convertible to cash, and short-term investments that mature within three months and that carry little risk of price fluctuation.

(6) Basis of Presentation of Consolidated Financial Statements

(Changes in Accounting Practices)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the first half ended September 2006, the Companies have adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Guidance No. 8, December 9, 2005) of the Accounting Standards Board of Japan. The adoption of the new accounting standard will have no significant effect on the financial statements. The amount corresponding to Shareholders' equity under the former standards is 601,563 million yen. Net assets in the balance sheet for the first half under review have been presented in accordance with the revised disclosure rules of financial statements.	————	(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the fiscal year ended March 2007, the Companies have adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Guidance No. 8, December 9, 2005) of the Accounting Standards Board of Japan. The adoption of the new accounting standard will have no significant effect on the financial statements. The amount corresponding to Shareholders' equity under the former standards is 378,929 million yen. Net assets in the balance sheet for the fiscal year under review have been presented in accordance with the revised disclosure rules of financial statements.
(Accounting Standards for Business Combinations and Divestitures) From the first half ended September 2006, the Companies have adopted the "Accounting Standard for Business Combinations" (October 31, 2003), "Accounting Standard for Business Divestitures" (Statement No. 7, December 27, 2005), and "Guidance on Accounting Standards for Business Combinations and Divestitures" (Guidance No. 10, December 27, 2005) of the Accounting Standards Board of Japan.	————	(Accounting Standards for Business Combinations and Divestitures) From the fiscal year ended March 2007, the Companies have adopted the "Accounting Standard for Business Combinations" (October 31, 2003), "Accounting Standard for Business Divestitures" (Statement No. 7, December 27, 2005), and "Guidance on Accounting Standards for Business Combinations and Divestitures" (Guidance No. 10, December 27, 2005) of the Accounting Standards Board of Japan.

(Changes in Presentation)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)
(Consolidated Balance Sheet) 1. Effective from the first half ended September 2006, Claim for indemnities (1,085 million yen in the previous first half) included in Other under Current assets in the previous first half was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 2. Effective from the first half ended September 2006, the Excess investment cost over net assets of consolidated subsidiaries acquired, net in the previous fiscal year was renamed and presented as Goodwill.	(Consolidated Balance Sheet) 1. Effective from the first half ended September 2007, Installment receivable (2,492 million yen in the previous first half) included in Notes and accounts receivable under Current assets in the previous first half was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 2. Effective from the first half ended September 2007, the Company adopted the Implementation Guidance on Accounting Standards for Financial Instruments (Accounting Systems Committee, Statement No. 14 of July 4, 2007). The revised guidance reclassifies Negotiable certificates of deposit as Marketable securities. Accordingly, effective from the first half under review, Negotiable certificate of deposit (6,150 million yen in the previous first half) included in Cash and deposits under Current assets is reclassified and presented as Marketable securities (16,800 million yen in the first half under review). 3. Effective from the first half ended September 2007, Purchased receivables (9,265 million yen in the previous first half), included in Other under Current assets in the previous first half was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements. 4. Effective from the first half ended September 2007, Software (8,073 million yen in the previous first half) included in Other under Intangible fixed assets in the previous first half was reclassified and presented individually in view of its increased importance.
(Consolidated Statement of Income) Effective from the first half ended September 2006, Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries in the previous first half was renamed and presented as Amortization of goodwill.	(Consolidated Statement of Income) Effective from the first half ended September 2007, Accruals for debt guarantees (2,618 million yen in the previous first half) included in Other under Other operating expenses in the previous first half was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements.
(Consolidated Statement of Cash Flows) 1. Effective from the first half ended September 2006, Amortization of difference between cost of investment and equity in net assets of consolidated subsidiaries in the previous first half was renamed and presented as Amortization of goodwill. 2. Effective from the first half ended September 2006, Increase in claim for indemnities (194 million yen in the previous first half) included in Other under Cash flow from operating activities in the previous first half was reclassified and presented as a line item in view of its increased importance in the context of the consolidated financial statements.	(Consolidated Statement of Cash Flows) Effective from the first half ended September 2007, Decrease (increase) in purchased receivables (4,411 million yen in the previous first half) included in Other under Cash flow from operating activities in the previous first half was reclassified and presented individually in view of its increased importance in the context of the consolidated financial statements.

(7) Notes to First Half Consolidated Financial Statements

(Footnotes to Consolidated Balance Sheets)

First Half Ended Sept. 2006 (Sept. 30, 2006)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	59
Installment accounts receivable	2,492
Subtotal	2,551
(Sales)	
Accounts receivable	1,676
Total	4,228

2. **Assets pledged and corresponding liabilities**

1) Assets pledged

(Millions of yen)

Type	Interim book value
Deposits	3
Consumer loans receivable	128,445
Other	6
Total	128,455

2) Corresponding liabilities

(Millions of yen)

Item	Balance at end of interim period
Current portion of long-term loans payable	32,970
Long-term loans payable	91,694
Total	124,665

In addition to the above, the Companies entered into forward contracts of assigning for consumer loans receivable of 316,702 million yen. Corresponding liabilities were current portion of long-term loans payable of 72,637 million yen and long-term loans payable of 235,955 million yen.

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

First Half Ended Sept. 2007 (Sept. 30, 2007)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	3
(Sales)	
Accounts receivable	452
Total	456

Effective from the first half ended September 30, 2007, Installment receivables of 59,856 million yen is presented as a separate line item in view of its increased material impact.

2. **Assets pledged and corresponding liabilities**

1) Assets pledged

(Millions of yen)

Type	Interim book value
Deposits	3
Consumer loans receivable	99,383
Other	6
Total	99,393

2) Corresponding liabilities

(Millions of yen)

Item	Balance at end of interim period
Current portion of long-term loans payable	31,324
Long-term loans payable	65,067
Total	96,391

In addition to the above, the Companies entered into forward contracts of assigning for consumer loans receivable of 247,833 million yen. Corresponding liabilities were long-term loans payable of 242,379 million yen, including current portion of long-term loans payable of 53,883 million yen.

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

1. A breakdown of notes and accounts receivable is as follows:

(Millions of yen)

Details	Amount
(Installment Sales)	
Installment notes receivable	13
Installment accounts receivable	2,300
Subtotal	2,314
(Sales)	
Accounts receivable	698
Total	3,013

2. **Assets pledged and corresponding liabilities**

1) Assets pledged

(Millions of yen)

Type	Book value at end of fiscal year
Deposits	3
Consumer loans receivable	116,059
Other	6
Total	116,069

2) Corresponding liabilities

(Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term loans payable	31,804
Long-term loans payable	80,870
Total	112,674

In addition to the above, the Companies entered into forward contracts of assigning for consumer loans receivable of 301,462 million yen. Corresponding liabilities were short-term loans payable of 5,000 million yen and long-term loans payable of 289,028 million yen, including current portion of long-term loans payable of 67,268 million yen.

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

First Half Ended Sept. 2006 (Sept. 30, 2006)	First Half Ended Sept. 2007 (Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)
3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,571,407 million yen.	**3.** Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,850,601 million yen.	**3.** Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,488,980 million yen.
4. ――――	**4.** Consumer loans outstanding include off-balance-sheet loans of 21,739 million yen that have been securitized and sold.	**4.** ――――
5. Revolving credit facility Within consumer loans receivable, 1,573,683 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was 394,247 million yen (including 189 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Companies. For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Companies can deny financing for loan applications and upwardly or downwardly revise the credit line. Even after the completion of contracts, the Companies periodically revise contract details and adopt measures to ensure credit safely.	**5. Revolving credit facility** The contract for consumer loans receivable is based on revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was 1,896,306 million yen (including 161 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance. (The Company and certain consolidated subsidiaries excluded those making no payments or receipt for two years or more.) There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Companies. For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Companies can deny financing for loan applications and upwardly or downwardly revise the credit line. Even after the completion of contracts, the Companies periodically revise contract details and adopt measures to ensure credit safely.	**5. Revolving credit facility** Within consumer loans receivable, 1,488,240 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract. The total balance of revolving credit facilities unused was 367,437 million yen (including 168 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more. There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Companies. For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Companies can deny financing for loan applications and upwardly or downwardly revise the credit line. Even after the Completion of contracts, the companies periodically revise contract details and adopt measures to ensure credit safely.

First Half Ended Sept. 2006 (Sept. 30, 2006)

6. **Status of nonperforming loans**

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	1,081
Delinquent loans	670
Delinquent loans three months or more past the due date	22,158
Restructured loans	74,256
Total	98,166

1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction, and similar proceedings whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.

3) Delinquent loans three months or more past the due date are loans that are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.

4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.
Of 74,256 million yen in restructured loans, restructured loans that are 30 days or less past due were 66,693 million yen.

First Half Ended Sept. 2007 (Sept. 30, 2007)

6. **Status of nonperforming loans**

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	2,376
Delinquent loans	16,162
Delinquent loans three months or more past the due date	36,457
Restructured loans	107,311
Total	162,307

1) (No change)

2) (No change)

3) (No change)

4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.
Of 107,311 million yen in restructured loans, restructured loans that are 30 days or less past due were 99,042 million yen.

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

6. **Status of nonperforming loans**

(Millions of yen)

Classification	Amount
Credits of bankrupt borrowers	708
Delinquent loans	618
Delinquent loans three months or more past the due date	18,582
Restructured loans	78,051
Total	97,960

1) (No change)

2) (No change)

3) (No change)

4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.
Of 78,051 million yen in restructured loans, restructured loans that are 30 days or less past due were 70,690 million yen.

First Half Ended Sept. 2006 (Sept. 30, 2006)

7. Loan collateral

A repurchase agreement of 28,992 million yen was included in Short-term loans receivable.

Consequently, commercial paper and securities are accepted as collateral from the seller of the repurchased agreement.

The first half market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	25,794
Short-term government securities	3,197
Total	28,992

8. Allowance for credit losses included in Other in Investments and advances was 232 million yen.

9. Contingent liabilities

1) Guarantee obligations in the loan guarantee business
139,623 million yen

2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent
3 million yen

3) Guarantee obligations for loans payable of affiliated company

(Millions of yen)

Company guaranteed	Guaranteed amount
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	74
Total	74

The loans guaranteed above are foreign currency denomination currency loans totaling 5 million yuan.

First Half Ended Sept. 2007 (Sept. 30, 2007)

7. Loan collateral

A repurchase agreement of 55,960 million yen was included in Short-term loans receivable.

Consequently, commercial paper and securities are accepted as collateral from the seller of the repurchased agreement.

The first half market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	35,969
Securities	20,008
Total	55,978

8. Allowance for credit losses included in Other in Investments and advances was 384 million yen.

9. Contingent liabilities

1) Guarantee obligations in the loan guarantee business
357,918 million yen

2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent
0 million yen

3) Guarantee obligations for loans payable of subsidiary and affiliated company

(Millions of yen)

Company guaranteed	Guaranteed amount
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	76
Cau-ichi Co., Ltd.	11
Total	88

In foreign currency, guarantee obligations for loans payable to NANJING SHENZHOU SEED INDUSTRY CO., LTD., totaled 5 million yuan.

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

7. Loan collateral

A repurchase agreement of 71,931 million yen was included in Short-term loans receivable.

Consequently, commercial paper and securities are accepted as collateral from the seller of the repurchased agreement.

The market value for marketable securities received is as follows:

(Millions of yen)

Type	Market value
Commercial paper	61,934
Securities	9,997
Total	71,931

8. Allowance for credit losses included in Other in Investments and advances was 232 million yen.

9. Contingent liabilities

1) Guarantee obligations in the loan guarantee business
174,444 million yen

2) Contingent liabilities related to business in foreign consolidated subsidiary for purchasing loans with conditions precedent
1 million yen

3) Guarantee obligations for loans payable of affiliated company

(Millions of yen)

Company guaranteed	Guaranteed amount
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	76
Total	76

The loans guaranteed above are foreign currency denomination currency loans totaling 5 million yuan.

First Half Ended Sept. 2006 (Sept. 30, 2006)	First Half Ended Sept. 2007 (Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)
10. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows. (Overdraft contracts on current accounts) (Millions of yen) Total contracts 152,016 Contracts exercised 131,533 Difference 20,482 (Contracts for the commitment line of loans) (Millions of yen) Total contracts 170,975 Contracts exercised 3,559 Difference 167,416	**10.** The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows. (Overdraft contracts on current accounts) (Millions of yen) Total contracts 142,004 Contracts exercised 129,888 Difference 12,115 (Contracts for the commitment line of loans) (Millions of yen) Total contracts 77,499 Contracts exercised 2,419 Difference 75,080	**10.** The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows. Within the unutilized balance of the loan commitment, 59,025 million yen applies to financial covenants. Terms for this portion of the commitment line are under negotiations. (Overdraft contracts on current accounts) (Millions of yen) Total contracts 152,114 Contracts exercised 127,702 Difference 24,411 (Contracts for the commitment line of loans) (Millions of yen) Total contracts 111,701 Contracts exercised 2,374 Difference 109,327
11. Of the allowance for credit losses, 79,230 million yen of estimated interest repayments was included as repayment applied to the principal of loans.	**11.** Of the allowance for credit losses, 221,391 million yen of estimated interest repayments was included as repayment applied to the principal of loans.	**11.** Of the allowance for credit losses, 167,750 million yen of estimated interest repayments was included as repayment applied to the principal of loans.

(Footnotes to Consolidated Statements of Income)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)

1. Other financial revenues

	(Millions of yen)
(1) Interest on deposits	12
(2) Interest on loans	20
Total	33

2. Financial expenses

	(Millions of yen)
(1) Interest expense	5,070
(2) Bond interest	2,022
(3) Other	363
Total	7,456

3. Net loss on sales or disposal of property and equipment comprised a 104 million yen disposal loss related to buildings, equipment and fixtures, and a 38 million yen loss on sales related to buildings.

4. ――――

First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)

1. Other financial revenues

	(Millions of yen)
(1) Interest on deposits	122
(2) Interest on loans	233
Total	356

2. Financial expenses

	(Millions of yen)
(1) Interest expense	5,338
(2) Bond interest	2,711
(3) Other	1,276
Total	9,327

3. Net loss on sales or disposal of property and equipment

1) Loss on disposal of property and equipment

	(Millions of yen)
Buildings and structures	272
Equipment, fixtures and vehicles	208
Software	0
Other	0
Total	482

2) Loss on sales of property and equipment

	(Millions of yen)
Buildings and structures	0
Equipment, fixtures and vehicles	3
Telephone rights	0
Total	4

4. During the first half ended September 30, 2007, the following groups of assets of the Companies have been charged with impairment losses.

Use	Category	Prefecture
Idle assets	Telephone rights	Tokyo, Kagawa

Method of Grouping Assets

The Companies divides their asset groups in such categories of finance, rental, and idle assets based on independent cash flow units according to separate standards for different types of business segments.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. Other financial revenues

	(Millions of yen)
(1) Interest on deposits	43
(2) Interest on loans	115
Total	159

2. Financial expenses

	(Millions of yen)
(1) Interest expense	10,537
(2) Bond interest	3,904
(3) Other	1,010
Total	15,496

3. Net loss on sales or disposal of property and equipment

1) Loss on disposal of property and equipment

	(Millions of yen)
Buildings and structures	200
Equipment, fixtures and vehicles	268
Software	7
Other	0
Total	476

2) Loss on sales of property and equipment

	(Millions of yen)
Buildings and structures	13
Equipment, fixtures and vehicles	2
Land	5
Telephone rights	65
Total	85

4. During the fiscal year ended March 31, 2007, the following groups of assets of the Companies have been charged with impairment losses.

Use	Category	Prefecture
Idle assets	Land, buildings, telephone rights	Niigata, Kagawa
Real estate for rent	Land	Fukuoka
Other	Goodwill	――

Method of Grouping Assets

The Companies divides their asset groups in such categories of finance, rental, and idle assets based on independent cash flow units according to separate standards for different types of business segments.

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
	Process of Recognizing Impairment Losses and Amount Recorded Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 207 million yen was booked as extraordinary losses. Write-down of telephone rights represented the entire impairment loss. An impairment loss (460 million yen) as booked on goodwill due to the fact that revenue originally planned based on the business plan when the Company invested in a subsidiary was no longer expected. Write-down of Sun Life represented the entire impairment loss. Method of Calculating Recovery Value Recovery value was stated as net sales value. Telephone rights were carried at fair value. For goodwill their utility value was measured to zero.	Process of Recognizing Impairment Losses and Amount Recorded Idle assets and real estate for rent for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 119 million yen was booked as extraordinary losses. Of that amount, 80 million yen was for land, 35 million yen was for buildings, and 3 million yen was for telephone rights. An impairment loss (11,790 million yen) as booked on goodwill due to the fact that revenue originally planned based on the business plan when the Company invested in a subsidiary was no longer expected. Of the total impairment loss, the loss related to At-Loan was 7,629 million yen. The impairment loss related to QUOQLOAN was 4,161 million yen. Method of Calculating Recovery Value Recovery value was stated as net sales value. It is calculated using the assessment value provided by a real estate appraiser. Telephone rights were carried at fair value. For goodwill their utility value was measured to zero.
5. Loss on sales of credit comprised losses recorded on the sale of a portion of the loans of At-Loan Co., Ltd.	**5.** Loss on sales of credit comprised losses recorded on the sale of a portion of the loans of QUOQLOAN INC.	**5.** Loss on sales of credit comprised losses recorded on the sale of a portion of the loans of At-Loan Co., Ltd.
6. ————	**6.** Loss on business restructuring expenses represents losses related to reorganization of branch network in accordance with the scrap and build programs in place at the Company, QUOQLOAN INC. and Sun Life Co., Ltd.	**6.** ————

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
7. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows: 1) Scope of financial revenues expressed as operating income Financial revenues exclude all loan interest and dividends at affiliated companies classified under other operations as well as interest and dividends on investment securities. 2) Scope of financial expenses expressed as operating expenses Financial expenses exclude all interest paid that cannot be clearly matched to operating income.	7. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows: 1) Scope of financial revenues expressed as operating income (No change) 2) Scope of financial expenses expressed as operating expenses (No change)	7. The basis for classification of financial revenues and financial expenses in the financing business on the consolidated statement of income is as follows: 1) Scope of financial revenues expressed as operating income (No change) 2) Scope of financial expenses expressed as operating expenses (No change)

(Footnotes to Consolidated Statements of Shareholders' Equity and Changes in Net Assets)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)

1. Shares issued and outstanding

(Shares)

Type of shares	Fiscal Year Ended Mar. 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)
Common shares	134,866,665	—	—	134,866,665

2. Treasury stock

(Shares)

Type of shares	Fiscal Year Ended Mar. 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)
Common shares	8,047,638	562	31	8,048,169

(Summary of changes)

Increase in the number of shares

Purchase of odd-lot shares: 562 shares

Decrease in the number of shares

Sale of shares to shareholders holding odd-lot shares: 31 shares

3. Stock acquisition rights and Stock acquisition rights held by the Company

Not applicable

4. Dividends

1) Dividends paid

Resolution	Type of shares	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders, June 20, 2006	Common shares	6,657	52.50	March 31, 2006	June 20, 2006

2) Of the dividends for which the record date was in the fiscal year under review, dividends for which the effective date falls after the end of the fiscal year under review

Resolution	Type of shares	Source of funds	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board of Directors, November 6, 2006	Common shares	Retained earnings	6,657	52.50	September 30, 2006	December 1, 2006

First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)

1. Shares issued and outstanding

(Shares)

Type of shares	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Increase	Decrease	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)
Common shares	134,866,665	—	—	134,866,665

2. Treasury stock

(Shares)

Type of shares	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Increase	Decrease	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)
Common shares	8,048,402	414	120	8,048,696

(Summary of changes)

Increase in the number of shares

Purchase of odd-lot shares: 414 shares

Decrease in the number of shares

Sale of shares to shareholders holding odd-lot shares: 120 shares

3. Stock acquisition rights and Stock acquisition rights held by the Company

Not applicable

4. Dividends

1) Dividends paid

Resolution	Type of shares	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders, June 19, 2007	Common shares	6,657	52.50	March 31, 2007	June 20, 2007

2) Of the dividends for which the record date was in the fiscal year under review, dividends for which the effective date falls after the end of the fiscal year under review

Resolution	Type of shares	Source of funds	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
Board of Directors, November 8, 2007	Common shares	Retained earnings	2,536	20.00	September 30, 2007	December 3, 2007

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. Shares issued and outstanding

(Shares)

Type of shares	Fiscal Year Ended Mar. 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 –Mar. 31, 2007)
Common shares	134,866,665	—	—	134,866,665

2. Treasury stock

(Shares)

Type of shares	Fiscal Year Ended Mar. 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 –Mar. 31, 2007)
Common shares	8,047,638	853	89	8,048,402

(Summary of changes)

Increase in the number of shares

Purchase of odd-lot shares: 853 shares

Decrease in the number of shares

Sale of shares to shareholders holding odd-lot shares: 89 shares

3. Stock acquisition rights and Stock acquisition rights held by the Company

Not applicable

4. Dividends

1) Dividends paid

Resolution	Type of shares	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders, June 20, 2006	Common shares	6,657	52.50	March 31, 2006	June 20, 2006
Meeting of Board of Directors, November 6, 2006	Common shares	6,657	52.50	September 30, 2006	December 1, 2006

2) Of the dividends for which the record date was in the fiscal year under review, dividends for which the effective date falls after the end of the fiscal year under review

Resolution	Type of shares	Source of funds	Aggregate dividend (Millions of yen)	Dividend per share (Yen)	Record date	Effective date
General Meeting of Shareholders, June 19, 2007	Common shares	Retained earnings	6,657	52.50	March 31, 2007	June 20, 2007

(Footnotes to Consolidated Statements of Cash Flows)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)

1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the first half was as follows:

	(Millions of yen)
Cash and deposits	70,494
Short-term loans	29,522
Total	100,016
Time deposits with maturity exceeding three months	(1,755)
Short-term loans excluding repurchase agreements	(530)
Cash and cash equivalents	97,731

2. ————

First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)

1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the first half was as follows:

	(Millions of yen)
Cash and deposits	138,778
Marketable securities	16,800
Short-term loans	59,265
Total	214,843
Time deposits with maturity exceeding three months and negotiable certificate of deposit	(2,575)
Short-term loans excluding repurchase agreements	(3,305)
Cash and cash equivalents	208,963

2. Significant assets and liabilities of subsidiaries newly included in the scope of consolidation due to acquisition of stock.

   The relationship between assets and liabilities and the reconciliation of acquisition cost of stock of Asahi Enterprise Co., Ltd. and SANYO SHINPAN FINANCE CO., LTD. and its group companies at the time of inclusion in the consolidation were as follows:

	(Millions of yen)
Current assets	496,771
Fixed assets	122,135
Goodwill	58,825
Current liabilities	(275,768)
Long-term liabilities	(256,457)
Minority interests	(30,635)
Acquisition cost of stock	114,870

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

1. The relationship between cash and cash equivalents and the amounts in the line items of the balance sheet as of the end of the fiscal year was as follows:

	(Millions of yen)
Cash and deposits	69,833
Short-term loans	72,562
Total	142,395
Time deposits with maturity exceeding three months	(1,912)
Short-term loans excluding repurchase agreements	(630)
Cash and cash equivalents	63,851

2. ————

(Footnotes to Securities)

1. Other securities stated at market value

(Millions of yen)

Category	First Half Ended Sept. 2006 (Sept. 30, 2006)			First Half Ended Sept. 2007 (Sept. 30, 2007)			Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)		
	Acquisition cost	Book value per consolidated balance sheet at end of first half	Difference	Acquisition cost	Book value per consolidated balance sheet at end of first half	Difference	Acquisition cost	Book value per consolidated balance sheet at end of fiscal year	Difference
(1) Equity securities	19,202	24,899	5,696	14,957	19,239	4,281	12,808	22,262	9,453
(2) Bonds									
Government Municipal	21	21	(0)	21	21	(0)	21	21	(0)
(3) Others	—	—	—	—	—	—	—	—	—
Total	19,223	24,920	5,696	14,979	19,260	4,281	12,830	22,284	9,453

Notes: 1. In the previous first half, Other securities stated at market value were not written-down for impairment loss.

2. In the first half under review, the Company recognized an impairment loss of 14 million yen on a write-down of listed Other securities.

3. In the previous fiscal year, the Company recognized an impairment loss of 5,598 million yen on a write-down of listed Other securities.

4. Regarding impairment accounting for Other securities, if the market value of such securities has declined more than 50% below book value at fiscal year-end, any decreases in the carrying amount are charged to income as a loss on valuation of investments in securities. In the case their fair market value has declined more than 30% but less than 50% of their book value, impairment accounting is applied to the necessary amount upon considering such factors as the possibility of a recovery in value.

When Other securities with no market value fall notably because of deterioration in the financial condition of the issuing company, impairment accounting shall be applied in an equivalent amount.

2. Securities without market quotations

(Millions of yen)

Category	First Half Ended Sept. 2006 (Sept. 30, 2006)	First Half Ended Sept. 2007 (Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)
	Book value per consolidated balance sheet at end of first half	Book value per consolidated balance sheet at end of first half	Book value per consolidated balance sheet at end of fiscal year
Other securities			
(1) Non-listed equity securities (excluding OTC-traded equity securities)	414	1,839	414
(2) Negotiable certificate of deposit	—	16,800	—
(3) Other	432	266	368

(Footnotes to Derivatives Transactions)

First Half Ended Sept. 2006 (Sept. 30, 2006)

There are no items other than derivatives transactions using the deferred method for hedge accounting.

First Half Ended Sept. 2007 (Sept. 30, 2007)

There are no items other than derivatives transactions using the deferred method for hedge accounting.

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

There are no items other than derivatives transactions using the deferred method for hedge accounting.

(Footnotes to Stock Options)

Not applicable

(Footnotes to Segment Information)

1. Operations by business segment

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006) and First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)

Since the consumer finance business accounts for more than 90% of total operating income and operating profit, business segment information was omitted.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

Since the consumer finance business accounts for more than 90% of total operating income, operating profit and asset value for all segments, business segment information was omitted.

2. Operations by geographic segment

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006) and First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)

Since Japan accounts for more than 90% of the Company's total operating income, geographic segment information was omitted.

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006– Mar. 31, 2007)

Since Japan accounts for more than 90% of the Company's total operating income and asset value for all segments, geographic segment information was omitted.

3. Overseas operating income

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006), First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007) and Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

Since overseas operating income accounts for less than 10% of total operating income, overseas operating income information was omitted.

(Footnotes to Per Share Data)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
Net assets per share 4,743.27 yen Net loss per share 1,257.04 yen The figure of diluted net loss per share is not disclosed because there was no potential share of common stock that had a dilutive effect. First half net loss per share is not presented since the Company posted a net loss for the period.	Net assets per share 3,011.11 yen Net income per share 93.57 yen The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	Net assets per share 2,987.82 yen Net loss per share 2,982.86 yen The figure of diluted net loss per share is not disclosed because there was no potential share of common stock that had a dilutive effect. It is also not presented since the Company posted a net loss for the period.

Note: Calculations of net income (loss) per share and diluted net income (loss) per share are based on the following data.

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
First half net loss on consolidated statement of income (159,416) million yen	First half net income on consolidated statement of income 11,867 million yen	Net loss on consolidated statement of income (378,282) million yen
First half net loss related to common stock (159,416) million yen	First half net income related to common stock 11,867 million yen	Net loss related to common stock (378,282) million yen
Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits — million yen	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits — million yen	Principal category of funds not available to shareholders of common stock Bonuses to directors and corporate auditors from the disposition of profits — million yen
Principal category of funds not available to shareholders — million yen	Principal category of funds not available to shareholders — million yen	Principal category of funds not available to shareholders — million yen
Average number of common stock outstanding in first half 126,818 thousand	Average number of common stock outstanding in first half 126,818 thousand	Average number of common stock outstanding in fiscal year 126,818 thousand
Major adjustments to first half net income included in the calculation of first half diluted net loss per share — million yen	Major adjustments to first half net income included in the calculation of first half diluted net income per share — million yen	Major adjustments to net income included in the calculation of diluted net loss per share — million yen
Adjustment to first half net income — million yen	Adjustment to first half net income — million yen	Adjustment to net income — million yen
Major categories of the additional number of common stock included in the calculation of first half diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of common stock included in the calculation of first half diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of common stock included in the calculation of diluted net income per share Stock acquisition rights — thousand
Increased number of common stock — thousand	Increased number of common stock — thousand	Increased number of common stock — thousand

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
A summary of latent shares is not included in the calculation of first half fully diluted net income per share because there were no shares with a dilutive effect during the period. Treasury stock held for stock option 351,000 shares There were 190,200 shares with stock option as of September 30, 2006, reflecting a 160,800 share decrease owing to loss of rights.	A summary of latent shares is not included in the calculation of first half fully diluted net income per share because there were no shares with a dilutive effect during the period. ——————	A summary of latent shares is not included in the calculation of fully diluted net income per share because there were no shares with a dilutive effect during the fiscal year. Treasury stock held for stock option 351,000 shares There were 190,200 shares with stock option as of March 31, 2007, reflecting a 160,800 share decrease owing to loss of rights.

(Omission of Certain Items)

Notes concerning lease transactions and business combinations are not disclosed in Financial Results for First Half Ended September 2007 as they are deemed unnecessary to disclose.

(Subsequent Events)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 –Mar. 31, 2007)
(Liquidation of consolidated subsidiary) The Board of Directors on December 12, 2006, approved the liquidation of PROMISE (TAIWAN) CO., LTD., a consolidated subsidiary. Since December 2002, PROMISE (TAIWAN) was engaged primarily in credit appraisal and analysis and the purchase of small-lot consumer loans from Ta Chong Bank. The company's business performance became sluggish after Taiwan tightened laws governing the consumer credit sector, and management came to the conclusion that the prospects for a recovery in business performance were not foreseen. In view of these and other factors, the Board of Directors approved the liquidation of the subsidiary. Outline of PROMISE (TAIWAN) (1) Principal business: Credit appraisal and analysis for loans to the local bank and purchase of claimable assets (2) Shares owned: 100% (3) Liquidation date (scheduled): April 30, 2007 (4) Aggregate liabilities: 9,186 million yen (As of June 30, 2006) The Company plans to book a loss of about 4,000 million yen related to financial support for the above subsidiary in its non-consolidated statements. The effect of this loss on the Company's consolidated business results is insignificant.	(Reduction in maximum interest rates for new customers) Effective from December 19, 2007, the Board of Directors on October 30, 2007, approved the reduction of interest rates on the Company's consumer loans to all new customers to 7.90%-17.80%. The effect of this reduction in interest rates will be to reduce operating income by an estimated 400 million yen in the current fiscal year. (Exchange of stock between Asahi Enterprise Co., Ltd. and SANYO SHINPAN CO., LTD.) In accordance with the July 31, 2007, agreement to merge the operations of the Company and SANYO SHINPAN FINANCE CO., LTD. (hereafter "SANYO SHINPAN"), Asahi Enterprise Co., Ltd. (hereafter "Asahi Enterprise"), the Company's wholly owned subsidiary, and SANYO SHINPAN will merge their management resources in order to fully tap synergies achieved by the combination of those resources and to thus usher in accelerated growth. The Board of Directors of SANYO SHINPAN on October 15, 2007, approved a resolution to make Asahi Enterprise its sole parent company and to become its wholly owned subsidiary through an exchange of stock. The board further concluded an agreement for the exchange of stock on that same date (hereafter "stock exchange agreement"). SANYO SHINPAN will become a wholly owned subsidiary of Asahi Enterprise on December 26, 2007, the date on which the stock exchange agreement becomes effective, subject to the stock exchange agreement being approved at an extraordinary meeting of the shareholders of SANYO SHINPAN, scheduled to be held on November 20, 2007.	(Reorganization of consumer finance subsidiaries) In the Board of Directors' Meeting held on May 1, 2007, the Company made the resolution to make a reorganization of two consolidated subsidiaries, QUOQLOAN INC. and Sun Life Co., Ltd. Both consolidated subsidiaries are currently operating consumer finance business. However, in light of amendments of the Amended Money Lending Business Law, and for the efficiency of Group business operations, both consolidated subsidiaries will stop new contracts. A large part of loans will be transferred to the Company and its consolidated subsidiary PAL Servicer Co., Ltd. Both consolidated subsidiaries will continue to operate solely for the purpose of collecting certain loans for the time being. Accordingly, all branches of both consolidated subsidiaries are planned to close. However, details of the scheme are currently under discussion, and therefore the impact on results of operations for the fiscal year ending March 31, 2008, is yet to be determined. (Foreign currency denominated bond issue) The Board of Directors on March 26, 2007, approved a resolution to issue the Company's first U.S. dollar denominated straight bonds. Details are as follows. (1) Type of bond: Unsecured straight bonds (2) Aggregate issue amount: 500 million U.S. dollars (3) Issue price: 99.846% (4) Coupon: 5.95% per annual (2.234% on yen denominated payment base) (5) Payment date: June 13, 2007

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
	(1) Outline of stock exchange agreement 1. Details of exchange of stock SANYO SHINPAN and Asahi Enterprise will exchange stock in accordance with the provisions of Articles 767 through 769 of the Company Law. Regarding the exchange of stock, SANYO SHINPAN meets the requirement of short-form exchange under the provisions of Article 784, Paragraph 1 of the Company Law. However, the resolution of the shareholders' meeting requires SANYO SHINPAN to cancel all SANYO SHINPAN's stock acquisition rights issued and outstanding as a condition for the exchange of stock. Regarding the stock exchange agreement, the approval of the shareholders was obtained at an extraordinary meeting, in compliance with the above requirement. 2. Stock exchange date December 26, 2007 3. Cash payment at time of stock exchange SANYO SHINPAN's shareholders, excluding Asahi Enterprise's shareholders, recorded or registered in SANYO SHINPAN's final shareholders' register (including the register of beneficial shareholders), will receive 3,623 yen per SANYO SHINPAN common share held on December 25, 2007, the day prior to the effective date of the stock exchange agreement. 4. Treasury stock and stock acquisition rights SANYO SHINPAN will retire all treasury stock acquired and held no later than the day preceding the effective date of the stock exchange agreement. Furthermore, SANYO SHINPAN will also acquire without compensation and retire all outstanding stock acquisition rights.	(6) Redemption and maturity: 1. The bond will come due on June 13, 2012 2. The Company has an accelerated redemption option under which it can recall the bonds at its discretion with a 30 to 60 day prior notice. In the case of a recall, the Company may recall all or a part of the outstanding bonds as of the recall date. (7) Use of funds: Working capital

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 –Mar. 31, 2007)
	(2) Outline of Asahi Enterprise Representative: Toshifumi Suzuki Paid-in capital: 63 million yen Address: 1-2-4, Otemachi, Chiyoda-ku, Tokyo 1. Principal business Acquisition and holding of SANYO SHINPAN's stock 2. Net sales and net income (As of fiscal year ended March 31, 2007, non-consolidated) Net sales: 583 million yen Net income: 595 million yen 3. Assets, liabilities and net assets (As of March 31, 2007, non-consolidated) Total assets: 7,785 million yen Total liabilities: 1,064 million yen Total net assets: 6,720 million yen (3) Others Under the terms of the stock exchange agreement, SANYO SHINPAN will become a wholly owned subsidiary of Asahi Enterprise as of December 26, 2007. As a result, SANYO SHINPAN's stock will be assigned to the liquidation post on November 21, 2007, in accordance with the regulations of the Tokyo Stock Exchange and the Fukuoka Securities Exchange. SANYO SHINPAN's stock will be delisted on December 19, 2007. The last trading day in SANYO SHINPAN's stock will be December 18, 2007.	

5. Business Results

(1) Operating Income

(Millions of yen)

Classification		First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)		First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)		Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	
		Amount	%	Amount	%	Amount	%
Operating income from financing business	Interest on consumer loans	177,118	93.0	156,447	91.9	344,797	93.5
	Collection of written-off loans	2,862	1.5	2,881	1.7	5,340	1.5
	Fees and commissions	195	0.1	155	0.1	371	0.1
	Collection of purchased receivables	1,417	0.7	2,995	1.8	3,239	0.9
	Loan guarantee revenues	2,837	1.5	4,031	2.4	6,357	1.7
	Other financial revenues	33	0.0	356	0.2	159	0.0
	Subtotal	184,464	96.8	166,867	98.1	360,265	97.7
Operating income from other businesses	Sales	216	0.1	523	0.3	373	0.1
	Other	5,851	3.1	2,740	1.6	8,276	2.2
	Subtotal	6,068	3.2	3,264	1.9	8,649	2.3
Total		190,532	100.0	170,131	100.0	368,915	100.0

Notes: 1. Within Operating income from financing business, Other financial revenues include interest on deposits and loans.
2. Within Operating income from other businesses, Other includes income from the leasing of real estate and commission income.
3. Within Operating income from financing business, Collection of written-off loans, Fees and commissions, Collection of purchased receivables, and Loan guarantee revenues, as well as Other in Operating income from other businesses, are listed in the consolidated statements of income under Other operating income.

(2) Other Indicators

Classification		First Half Ended Sept. 2006 (Sept. 30, 2006)		First Half Ended Sept. 2007 (Sept. 30, 2007)		Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)	
		Consolidated	Non-consolidated	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Consumer loans outstanding		1,574,586	1,273,379	1,890,531	1,183,965	1,491,835	1,193,876
(Millions of yen)	Unsecured loans	1,571,407	1,270,317	1,872,340	1,181,471	1,488,980	1,191,129
	Secured loans	3,179	3,062	18,190	2,494	2,854	2,747
Number of customers		2,917,536	2,253,590	3,571,259	2,145,346	2,775,290	2,124,714
	Unsecured loans	2,916,229	2,252,350	3,566,888	2,144,310	2,774,099	2,123,585
	Secured loans	1,307	1,240	4,371	1,036	1,191	1,129
Number of branches		1,592	1,478	2,314	1,464	1,578	1,470
	Staffed branches	473	414	535	408	471	413
	Unstaffed branches	1,119	1,064	1,779	1,056	1,107	1,057
Number of automated contract machines		1,534	1,471	2,235	1,458	1,521	1,463
Number of ATMs		1,692	1,692	2,545	1,666	1,682	1,682
Number of loan processing machines		1,010	1,010	849	849	983	983
Number of employees		5,122	3,628	6,350	3,392	4,961	3,544
Loan losses (Millions of yen)		66,137	56,393	77,099	65,628	135,619	111,913
Allowance for credit losses (Millions of yen)		213,347	171,500	397,062	241,200	301,207	259,200
Net income (loss) per share (Yen)		(1,257.04)	(1,133.44)	93.57	36.66	(2,982.86)	(2,956.51)
Net assets per share (Yen)		4,743.27	4,699.13	3,011.11	2,801.24	2,987.82	2,841.19

Notes: 1. Consumer loans outstanding include off-balance-sheet loans of 21,739 million yen that have been securitized and sold.
2. Number of customers is the total number of customers of Promise and each of its consolidated subsidiaries and is derived from the number of debtors listed in the breakdown of customers compiled through computer-aided name identification.
3. Number of automated contract machines is the total number of automated contract machines installed.
4. Number of employees is the number of workers. Seconded employees are included in the number of employees of the companies to which they have been seconded.
5. Loan losses exclude the amounts of SANYO SHINPAN, POCKET CARD, and AZ Card, newly consolidated subsidiaries from the first half under review
6. Loan losses include losses on claims for indemnity.
7. Allowance for credit losses includes Reserve for loan losses listed under Other in Investments and advances on the consolidated balance sheets.

The summary of this document (unaudited) has been translated from the original Japanese document released on November 8, 2007, for reference only.
In the event of any discrepancy between this translated document and the original Japanese document, the original document shall prevail.

6. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Classification	Foot-notes	First Half Ended Sept. 2006 (Sept. 30, 2006)			First Half Ended Sept. 2007 (Sept. 30, 2007)			Fiscal Year Ended Mar. 2007 (Summary) (Mar. 31, 2007)		
		Amount		%	Amount		%	Amount		%
(Assets)										
I Current assets										
1 Cash and deposits		52,170			48,875			52,835		
2 Consumer loans receivable: Principal	2,3, 4,6,	1,273,379			1,183,965			1,193,876		
3 Short-term loans receivable	2,7	116,925			200,460			155,934		
4 Other		81,773			107,948			91,470		
Allowance for credit losses	9	(171,500)			(241,200)			(259,200)		
Total current assets			1,352,749	88.0		1,300,049	89.5		1,234,918	89.1
II Fixed assets										
1 Property and equipment	1	64,749			61,627			63,491		
2 Intangible fixed assets		8,623			7,663			8,554		
3 Investments and advances	2	111,265			82,928			78,289		
Total fixed assets			184,638	12.0		152,219	10.5		150,336	10.9
Total assets			1,537,388	100.0		1,452,268	100.0		1,385,254	100.0

(Continued)

(Millions of yen)

Classification	Foot-notes	First Half Ended Sept. 2006 (Sept. 30, 2006)			First Half Ended Sept. 2007 (Sept. 30, 2007)			Fiscal Year Ended Mar. 2007 (Summary) (Mar. 31, 2007)		
		Amount		%	Amount		%	Amount		%
(Liabilities)										
I Current liabilities										
1 Short-term loans payable	2	7,825			100,000			5,000		
2 Current portion of long-term loans payable	2	141,816			109,273			128,777		
3 Commercial paper		20,000			—			—		
4 Bonds scheduled for redemption within one year		40,000			50,000			50,000		
5 Accrued income taxes		6,670			284			104		
6 Accrued bonuses to employees		3,124			3,021			2,935		
7 Accrued bonuses to directors and corporate auditors		—			50			—		
8 Accruals for debt guarantees		12,571			13,157			12,233		
9 Allowance for business losses of subsidiary		5,051			—			—		
10 Allowance for losses on interest repayments		30,600			65,800			65,800		
11 Other		10,822			10,429			11,945		
Total current liabilities			278,481	18.1		352,014	24.2		276,794	20.0
II Long-term liabilities										
1 Corporate bonds		150,000			240,411			190,000		
2 Long-term loans payable	2	419,199			333,977			385,439		
3 Accrued severance indemnities		630			990			867		
4 Allowance for retirement benefits for directors and corporate auditors		312			233			337		
5 Allowance for losses on interest repayments		91,200			167,600			167,600		
6 Other		1,628			1,793			3,899		
Total long-term liabilities			662,970	43.1		745,005	51.3		748,143	54.0
Total liabilities			941,451	61.2		1,097,020	75.5		1,024,938	74.0

(Continued)

(Millions of yen)

Classification	Foot-notes	First Half Ended Sept. 2006 (Sept. 30, 2006)			First Half Ended Sept. 2007 (Sept. 30, 2007)			Fiscal Year Ended Mar. 2007 (Summary) (Mar. 31, 2007)		
		Amount		%	Amount		%	Amount		%
(Net assets)										
I Shareholders' equity										
1 Common stock			80,737	5.3		80,737	5.6		80,737	5.8
2 Capital surplus										
1) Additional paid-in capital		112,639			112,639			112,639		
2) Other		14,697			14,696			14,697		
Total capital surplus			127,337	8.3		127,336	8.8		127,336	9.2
3 Retained earnings										
1) Legal reserve		12,263			12,263			12,263		
2) Other										
Voluntary reserve		566,700			176,700			566,700		
Retained earnings to be carried forward		(137,032)			13,101			(374,889)		
Total retained earnings			441,930	28.7		202,065	13.9		204,073	14.7
4 Treasury stock			(57,422)	(3.7)		(57,423)	(4.0)		(57,423)	(4.1)
Total shareholders' equity			592,583	38.6		352,715	24.3		354,725	25.6
II Valuation and translation differences										
1 Net unrealized gain on securities			3,382			2,538			5,609	
2 Net deferred hedge losses			(28)			(6)			(19)	
Total valuation and translation differences			3,353	0.2		2,532	0.2		5,590	0.4
Total net assets			595,936	38.8		355,248	24.5		360,315	26.0
Total liabilities and net assets			1,537,388	100.0		1,452,268	100.0		1,385,254	100.0

(2) Non-Consolidated Statements of Income

(Millions of yen)

Classification	Foot-notes	First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)			First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)			Fiscal Year Ended Mar. 2007 (Summary) (Apr. 1, 2006 – Mar. 31, 2007)		
		Amount		%	Amount		%	Amount		%
I Operating income										
1 Interest on consumer loans			143,121			126,012			276,843	
2 Other operating income			12,204			12,753			23,067	
Total operating income			155,325	100.0		138,765	100.0		299,910	100.0
II Operating expenses										
1 Financial expenses	1		6,837			8,431			14,095	
2 Other operating expenses	2		136,277			119,708			483,324	
Total operating expenses			143,114	92.1		128,140	92.3		497,419	165.9
Operating profit (loss)			12,211	7.9		10,624	7.7		(197,508)	(65.9)
III Non-operating income	3		530	0.3		701	0.5		1,019	0.3
IV Non-operating expenses	4		169	0.1		90	0.1		363	0.1
Recurring profit (loss)			12,572	8.1		11,236	8.1		(196,852)	(65.6)
V Extraordinary income	5		335	0.2		55	0.0		3,129	1.0
VI Extraordinary losses	6,7		156,236	100.6		7,381	5.3		193,120	64.4
Income (loss) before income taxes			(143,328)	(92.3)		3,910	2.8		(386,843)	(129.0)
Income taxes										
Current		6,995			707			2,575		
Deferred		(6,582)	412	0.2	(1,446)	(738)	(0.6)	(14,478)	(11,903)	(4.0)
Net income (loss)			(143,741)	(92.5)		4,649	3.4		(374,940)	(125.0)

(3) Non-Consolidated Statements of Shareholders' Equity and Changes in Net Assets

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006) (Millions of yen)

	Shareholders' equity							
	Common stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders' equity
				Legal reserve	Other			
		Additional paid-in capital	Other		Voluntary reserve	Retained earnings to be carried forward		
Balance at March 31, 2006	80,737	112,639	14,697	12,263	538,700	41,434	(57,418)	743,053
Changes during first half period								
Cash dividends paid*						(6,657)		(6,657)
Bonuses to directors and corporate auditors*						(67)		(67)
Voluntary reserve*					28,000	(28,000)		—
Net loss						(143,741)		(143,741)
Acquisition of treasury stock							(3)	(3)
Disposal of treasury stock			(0)				0	0
Total changes during first half period	—	—	(0)	—	28,000	(178,466)	(3)	(150,470)
Balance at September 30, 2006	80,737	112,639	14,697	12,263	566,700	(137,032)	(57,422)	592,583

	Valuation and translation differences			Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Total valuation and translation differences	
Balance at March 31, 2006	11,609	—	11,609	754,662
Changes during first half period				
Cash dividends paid*				(6,657)
Bonuses to directors and corporate auditors*				(67)
Voluntary reserve*				—
Net loss				(143,741)
Acquisition of treasury stock				(3)
Disposal of treasury stock				0
Changes of items other than shareholders' equity during first half period—net	(8,227)	(28)	(8,255)	(8,255)
Total changes during first half period	(8,227)	(28)	(8,255)	(158,725)
Balance at September 30, 2006	3,382	(28)	3,353	595,936

* Retained earnings items that were approved at the General Meeting of Shareholders held on June 20, 2006.

First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007) (Millions of yen)

	Shareholders' equity							
	Common stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders' equity
				Legal reserve	Other			
		Additional paid-in capital	Other		Voluntary reserve	Retained earnings to be carried forward		
Balance at March 31, 2007	80,737	112,639	14,697	12,263	566,700	(374,889)	(57,423)	354,725
Changes during first half period								
Cash dividends paid						(6,657)		(6,657)
Voluntary reserve					(390,000)	390,000		—
Net income						4,649		4,649
Acquisition of treasury stock							(1)	(1)
Disposal of treasury stock			(0)				0	0
Total changes during first half period	—	—	(0)	—	(390,000)	387,991	(0)	(2,009)
Balance at September 30, 2007	80,737	112,639	14,696	12,263	176,700	13,101	(57,423)	352,715

	Valuation and translation differences			Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Total valuation and translation differences	
Balance at March 31, 2007	5,609	(19)	5,590	360,315
Changes during first half period				
Cash dividends paid				(6,657)
Voluntary reserve				—
Net income				4,649
Acquisition of treasury stock				(1)
Disposal of treasury stock				0
Changes of items other than shareholders' equity during first half period—net	(3,070)	12	(3,058)	(3,058)
Total changes during first half period	(3,070)	12	(3,058)	(5,067)
Balance at September 30, 2007	2,538	(6)	2,532	355,248

Fiscal Year Ended March 2007 (Apr. 1, 2006 – Mar. 31, 2007) (Millions of yen)

	Shareholders' equity							
	Common stock	Capital surplus		Retained earnings			Treasury stock	Total shareholders' equity
		Additional paid-in capital	Other	Legal reserve	Other			
					Voluntary reserve	Retained earnings to be carried forward		
Balance at March 31, 2006	80,737	112,639	14,697	12,263	538,700	41,434	(57,418)	743,053
Changes during the fiscal year								
Cash dividends paid*						(6,657)		(6,657)
Cash dividends paid						(6,657)		(6,657)
Bonuses to directors and corporate auditors*						(67)		(67)
Voluntary reserve*					28,000	(28,000)		—
Net loss						(374,940)		(374,940)
Acquisition of treasury stock							(4)	(4)
Disposal of treasury stock			(0)				0	0
Total changes during the fiscal year	—	—	(0)	—	28,000	(416,323)	(4)	(388,328)
Balance at March 31, 2007	80,737	112,639	14,697	12,263	566,700	(374,889)	(57,423)	354,725

	Valuation and translation differences			Total net assets
	Net unrealized gain on securities	Net deferred hedge losses	Total valuation and translation differences	
Balance at March 31, 2006	11,609	—	11,609	754,662
Changes during the fiscal year				
Cash dividends paid*				(6,657)
Cash dividends paid				(6,657)
Bonuses to directors and corporate auditors*				(67)
Voluntary reserve*				—
Net loss				(374,940)
Acquisition of treasury stock				(4)
Disposal of treasury stock				0
Changes of items other than shareholders' equity during the fiscal year—net	(5,999)	(19)	(6,018)	(6,018)
Total changes during the fiscal year	(5,999)	(19)	(6,018)	(394,347)
Balance at March 31, 2007	5,609	(19)	5,590	360,315

* Retained earnings items that were approved at the General Meeting of Shareholders held on June 20, 2006.

(4) Basis of Presentation of First Half Non-Consolidated Financial Statements

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
1. Standards and Methods for Valuing Assets	**1. Standards and Methods for Valuing Assets**	**1. Standards and Methods for Valuing Assets**
1) Investment securities	1) Investment securities	1) Investment securities
(1) Stocks of subsidiaries and affiliated companies are stated at cost, with cost being determined by the moving average method.	(1) (No change)	(1) (No change)
(2) Marketable Other securities are stated at market value as of the first half end. Adjustments to market value are recorded as an increase or decrease in shareholders' equity. Costs of their sales are determined by the moving average method. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.	(2) (No change)	(2) Marketable Other securities are stated at market value as of the fiscal year-end. Adjustments to market value are recorded as an increase or decrease in net assets. Costs of their sales are determined by the moving average method. Other securities that are not marketable are stated at cost, with cost being determined by the moving average method.
2) Derivatives Derivatives are stated at market value.	2) Derivatives (No change)	2) Derivatives (No change)
2. Method of Depreciation of Fixed Assets	**2. Method of Depreciation of Fixed Assets**	**2. Method of Depreciation of Fixed Assets**
1) Property and equipment Property and equipment are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998, are depreciated using the straight-line method over the estimated useful lives of the assets. Moreover, small-sum assets of equal to or more than 100,000 yen and less than 200,000 yen are depreciated uniformly over a period of three years. The main useful lives are as follows. Buildings and structures: 3–50 years Equipment and fixtures and vehicles: 2–20 years	1) Property and equipment (1) Buildings (excluding fixtures) a. Depreciation on property and equipment acquired before and on March 31, 1998, is computed by the former declining-balance method. b. Depreciation on property and equipment acquired on April 1, 1998, through March 31, 2007, is computed primarily by the former straight-line method. c. Depreciation on property and equipment acquired on and after April 1, 2007, is computed primarily by the straight-line method. (2) Assets, excluding buildings a. Depreciation on assets, excluding buildings, acquired before and on March 31, 2007, is computed by the former declining-balance method.	1) Property and equipment Property and equipment are principally depreciated using the declining-balance method. However, buildings (excluding associated equipment) acquired on or after April 1, 1998, are depreciated using the straight-line method over the estimated useful lives of the assets. Moreover, small-sum assets of equal to or more than 100,000 yen and less than 200,000 yen are depreciated uniformly over a period of three years. The main useful lives are as follows. Buildings and structures: 3–50 years Equipment and fixtures and vehicles: 2–20 years

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
	b. Depreciation on assets, excluding buildings, acquired on and after April 1, 2007, is computed by the declining-balance method. Moreover, small-sum assets of equal to or more than 100,000 yen and less than 200,000 yen are depreciated uniformly over a period of three years. The main useful lives are as follows. Buildings and structures: 3–50 years Equipment and fixtures and vehicles: 2–20 years (Changes in accounting policy) In accordance with revision of the Corporation Tax Law (Partial Revision of Income Tax Law, Law No. 6, March 30, 2007) and the Cabinet Order (Cabinet Order No. 83 of March 30, 2007) for the partial revision of the Corporation Tax Law Enforcement Guidance in the fiscal year ended March 31, 2007, depreciation on property and equipment acquired on and before April 1, 2007, is computed in accordance with the provisions of the revised Corporation Tax Law. The effect of this change on the period profit/loss is insignificant. (Additional information) Furthermore, the residual value of assets after maximum permissible depreciation, acquired on and after March 31, 2007, is depreciated by the straight-line method over a period of five years, starting from the year in which depreciation is completed. The effect of this change on period profit/loss is insignificant.	
2) Intangible fixed assets Intangible fixed assets are amortized using the straight-line method. However, amortization of computer software (for internal use) is principally calculated using the straight-line method over five years, the estimated useful life. Moreover, small-sum assets of equal to or more than 100,000 yen and less than 200,000 yen are depreciated uniformly over a period of three years.	2) Intangible fixed assets (No change)	2) Intangible fixed assets (No change)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
3) Long-term prepaid expenses Long-term prepaid expenses are amortized on an average basis.	3) Long-term prepaid expenses (No change)	3) Long-term prepaid expenses (No change)
3. Accounting Basis for Allowances	**3. Accounting Basis for Allowances**	**3. Accounting Basis for Allowances**
1) Allowance for credit losses The allowance for credit losses is provided at the actual loss rate. Additional provisions are made in amounts deemed necessary to cover possible non-collectible accounts in accordance with the state of consumer loans outstanding.	1) Allowance for credit losses (No change)	1) Allowance for credit losses (No change)
2) Accrued bonuses to employees The accrued bonuses to employees at the end of the first half are provided based on the expected payment amount.	2) Accrued bonuses to employees (No change)	2) Accrued bonuses to employees The accrued bonuses to employees at the end of the fiscal year are provided based on the expected payment amount.
3) Accrued bonuses to directors and corporate auditors To provide for bonuses to directors and corporate auditors, the Company provides an allowance for the current first half portion that is based on the expected future payment of bonuses to directors and corporate auditors.	3) Accrued bonuses to directors and corporate auditors To provide for bonuses to directors and corporate auditors, the Company provides an allowance for the current first half portion that is based on the expected future payment of bonuses to directors and corporate auditors.	3) Accrued bonuses to directors and corporate auditors To provide for bonuses to directors and corporate auditors, the Company provides an allowance for the current fiscal year portion.
(Changes in accounting policy) Effective from the first half under review, the Company has adopted the "Accounting Standard for Directors' Bonuses" (Statement No. 4 of the Accounting Standards Board of Japan, November 29, 2005). The amount of reserve is not presented since it is not possible to estimate the current first half portion with reasonable accuracy.	————	(Changes in accounting policy) Effective from the fiscal year under review, the Company has adopted the "Accounting Standard for Directors' Bonuses" (Statement No. 4 of the Accounting Standards Board of Japan, November 29, 2005). However, based on the financial results, no items were recorded under this standard in the fiscal year under review. Consequently, adoption of this standard had no effect on earnings.
4) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the first half.	4) Accruals for debt guarantees (No change)	4) Accruals for debt guarantees Accruals for debt guarantees are provided to cover possible future losses on guarantees at the end of the fiscal year.
5) Provision for business losses of subsidiary To provide for business losses of subsidiary, an amount equal to the expected losses at the end of the first half was booked as an accrued expense.	5) ————	5) ————

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
6) Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions. (Additional information) Effective from the first half ended September 30, 2006, the Company changed the basis for calculating the allowance for losses on interest payments to conform with the "Application of Auditing for Provision of Losses for Reclaimed Refund of Interest in the Accounting of Consumer Finance Companies" of the Industry Audit Practice Committee Report No. 37 (October 13, 2006) by the Japanese Institute of Certified Public Accountants. As a result, the Company recorded 156,050 million yen (Allowance for losses on interest repayments) as an extraordinary loss to account for the difference between the amount that was calculated in accordance with the above report at the beginning of the first half under review and the amount that was calculated in accordance with the standard applied in the previous fiscal year. Of the allowance for losses on interest repayments applicable to the principal of consumer loans receivable, 69,800 million yen of estimated interest repayments was included in the allowance for credit losses.	6) Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions. Of the allowance for losses on interest repayments applicable to the principal of consumer loans receivable, 133,587 million yen of estimated interest repayments was included in the allowance for credit losses.	6) Allowance for losses on interest repayments The provision to the allowance is rationally estimated and booked based on the number of repayment claims by debtors, etc., for interest paid in excess of the ceiling under the Interest Rate Restriction Law for which out-of-court settlements have not already been reached and the historical amount of repayments while also taking into consideration the recent repayment conditions. (Additional information) Effective from the fiscal year ended March 31, 2007, the Company changed the basis for calculating the allowance for losses on interest payments to conform with the "Application of Auditing for Provision of Losses for Reclaimed Refund of Interest in the Accounting of Consumer Finance Companies" of the Industry Audit Practice Committee Report No. 37 (October 13, 2006) by the Japanese Institute of Certified Public Accountants. As a result, the Company recorded 156,050 million yen (Allowance for losses on interest repayments) as an extraordinary loss to account for the difference between the amount that was calculated in accordance with the above report at the beginning of the fiscal year under review and the amount that was calculated in accordance with the standard applied in the previous fiscal year. Of the allowance for losses on interest repayments applicable to the principal of consumer loans receivable, 157,400 million yen of estimated interest repayments was included in the allowance for credit losses.

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
7) Accrued severance indemnities The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the first half is charged to income as incurred. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the first half as stipulated in the Company's bylaws.	7) Accrued severance indemnities (No change)	7) Accrued severance indemnities The amount of accrued severance indemnities for employees is provided based on the amount of the benefit obligation and plan assets as of the fiscal year-end. Prior service cost and actuarial differences are charged to income in a lump sum in the fiscal year in which they occur. The accrued severance indemnities for executive officers are determined separately based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.
8) Allowance for retirement benefits for directors and corporate auditors The past service cost for directors and corporate auditors is determined based on the required payment amount at the end of the first half as stipulated in the Company's bylaws.	8) Allowance for retirement benefits for directors and corporate auditors (No change)	8) Allowance for retirement benefits for directors and corporate auditors The past service cost for directors and corporate auditors is determined based on the required payment amount at the end of the fiscal year as stipulated in the Company's bylaws.
4. Lease Transactions Where financing leases do not transfer ownership of the leased property to the lessee during the term of the lease, the leased property is not capitalized and the lease expenses are charged to income in the period they are incurred.	**4. Lease Transactions** (No change)	**4. Lease Transactions** (No change)
5. Hedging 1) Hedge accounting method The Company uses the deferred method for hedge accounting. The exceptional accrual method is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.	**5. Hedging** 1) Hedge accounting method The Company uses the deferred method for hedge accounting. The exceptional accrual method is used to account for interest rate cap agreements and interest rate swap agreements that meet specified conditions. The specific allocation method is used to account for interest rate swap agreements that qualify for accounting treatment under this method.	**5. Hedging** 1) Hedge accounting method The Company uses the deferred method for hedge accounting. The exceptional accrual method is used to account for interest rate swap agreements and interest rate cap agreements that meet specified conditions.

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment)	2) Hedging instruments and hedging targets Hedges related to interest rates Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment) Hedges related to currency Hedging instruments: Currency swap agreements Hedging targets: Foreign currency denominated bonds	(2) Hedging instruments and hedging targets Hedging instruments: Interest rate cap agreements and interest rate swap agreements Hedging targets: Funds procured at variable interest rates, for which a rise in market interest rates will contribute to an increase in fund procurement costs (interest payment)
3) Hedging policy The basic hedging policy is to minimize the impact of sharp movements in interest rates on procured funds.	3) Hedging policy (No change)	3) Hedging policy (No change)
4) Determining hedging effectiveness The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions being hedged.	4) Determining hedging effectiveness (No change)	4) Determining hedging effectiveness (No change)
5) Risk management system The Company manages market risk in accordance with methods for managing the various risks arising from financial activities as set forth in Guidelines for Managing Risk by Type, which is contained in the Company's Finance Regulations. Guidelines for Managing Risk by Type is revised in a timely manner in response to changes in the risk environment, whereupon such revisions shall be reported to the Board of Directors.	5) Risk management system (No change)	5) Risk management system (No change)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
6. Other Material Items in Basis of Presentation of First Half Non-Consolidated Financial Statements	**6. Other Material Items in Basis of Presentation of First Half Non-Consolidated Financial Statements**	**6. Other Material Items in Basis of Presentation of Non-Consolidated Financial Statements**
1) Accounting for revenues and expenses Interest on consumer loans is recognized on an accrual basis. For the Company, accrued interest on loans is determined using the lower of the interest rate specified in the Interest Rate Restriction Law or the contracted interest rate.	1) Accounting for revenues and expenses (No change)	1) Accounting for revenues and expenses (No change)
2) Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, nondeductible consumption taxes subject to fixed assets are recorded in Other under Investments and advances on the relevant balance sheet and are amortized over five years. The difference of suspense consumption tax paid less suspense consumption tax received is recorded in Other in Current liabilities.	2) Accounting for consumption taxes (No change)	2) Accounting for consumption taxes National consumption taxes and regional consumption taxes are accounted for at the Company using the net-of-tax method. However, nondeductible consumption taxes subject to fixed assets are recorded in Other under Investments and advances on the relevant balance sheet and are amortized over five years.

(5) Change in Accounting Practices

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the first half ended September 2006, the Company has adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Guidance No. 8, December 9, 2005) of the Accounting Standards Board of Japan. The adoption of the new accounting standard will have no significant effect on the financial statements. The amount corresponding to Shareholders' equity under the former standards is 595,965 million yen. Net assets in the balance sheet for the first half under review have been presented in accordance with the revised disclosure rules of financial statements.	————	(Accounting Standard for Presentation of Net Assets in the Balance Sheet) From the fiscal year ended March 2007, the Company has adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No. 5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Guidance No. 8, December 9, 2005) of the Accounting Standards Board of Japan. The adoption of the new accounting standard will have no significant effect on the financial statements. The amount corresponding to Shareholders' equity under the former standards is 360,335 million yen. Net assets in the balance sheet for the fiscal year under review have been presented in accordance with the revised disclosure rules of financial statements.

(6) Change in Presentation

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
————	(Non-Consolidated Balance Sheets) Effective from the first half ended September 2007, the Company adopted the Implementation Guidance on Accounting Standards for Financial Instruments (Accounting Systems Committee, Statement No. 14 of July 4, 2007). The revised guidance reclassifies Negotiable certificates of deposit as Marketable securities. Accordingly, effective from the first half under review, Negotiable certificate of deposit is reclassified and presented as Other under Current assets. The outstanding balance of Negotiable certificates of deposit as of the end of the previous first half and current first half was 6,150 million yen and 16,800 million yen, respectively.	————

(7)Notes to First Half Non-Consolidated Financial Statements

(Footnotes to Non-Consolidated Balance Sheets)

First Half Ended Sept. 2006 (Sept. 30, 2006)

1. Accumulated depreciation on property and equipment

34,235 million yen

2. Assets pledged and corresponding liabilities

1) Assets pledged (Millions of yen)

Type	Interim book value
Consumer loans receivable	128,445
Total	128,445

2) Corresponding liabilities (Millions of yen)

Item	Balance at end of first half
Current portion of long-term loans payable	32,970
Long-term loans payable	91,691
Total	124,661

In addition to the above, the Company entered into forward contracts of assigning for consumer loans receivable of 316,702 million yen. Corresponding liabilities were long-term loans payable of 308,592 million yen, including current portion of long-term loans payable of 72,637 million yen.

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,270,317 million yen.

First Half Ended Sept. 2007 (Sept. 30, 2007)

1. Accumulated depreciation on property and equipment

36,161 million yen

2. Assets pledged and corresponding liabilities

1) Assets pledged (Millions of yen)

Type	Interim book value
Consumer loans receivable	99,383
Loans receivable from subsidiaries	97,022
Subsidiaries stock	16,981
Total	213,387

2) Corresponding liabilities (Millions of yen)

Item	Balance at end of first half
Short-term loans payable	100,000
Current portion of long-term loans payable	31,324
Long-term loans payable	65,067
Total	196,391

In addition to the above, the Company entered into forward contracts of assigning for consumer loans receivable of 247,243 million yen. Corresponding liabilities were long-term loans payable of 241,789 million yen, including current portion of long-term loans payable of 53,433 million yen.

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,181,471 million yen.

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

1. Accumulated depreciation on property and equipment

35,512 million yen

2. Assets pledged and corresponding liabilities

1) Assets pledged (Millions of yen)

Type	Book value at end of fiscal year
Consumer loans receivable	116,059
Total	116,059

2) Corresponding liabilities (Millions of yen)

Item	Balance at end of fiscal year
Current portion of long-term loans payable	31,804
Long-term loans payable	80,806
Total	112,670

In addition to the above, the Company entered into forward contracts of assigning for consumer loans receivable of 301,462 million yen. Corresponding liabilities were short-term loans payable of 5,000 million yen and long-term loans payable of 289,028 million yen, including current portion of long-term loans payable of 67,268 million yen.

Of the total amount of investments in securities, 21 million yen was being used as collateral for sales guarantees.

3. Unsecured consumer loans to individual customers, which were included in Consumer loans receivable, were 1,191,129 million yen.

First Half Ended Sept. 2006 (Sept. 30, 2006)

4. Revolving credit facility

Within consumer loans receivable, 1,273,129 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was 325,240 million yen (including 189 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Company can deny financing for loan applications and upwardly or downwardly revise the credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

5. Contingent liabilities

1) Guarantee obligations in the loan guarantee business

233,647 million yen

2) Guarantee obligations for loans payable of subsidiaries and affiliated company

(Millions of yen)

Company guaranteed	Guaranteed amount
(Subsidiaries and Affiliated Company)	
PROMISE (HONG KONG) CO., LTD.	6,157
PROMISE (THAILAND) CO., LTD.	157
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	74
Total	6,389

First Half Ended Sept. 2007 (Sept. 30, 2007)

4. Revolving credit facility

Within consumer loans receivable, 1,183,795 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was 262,617 million yen (including 161 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Company can deny financing for loan applications and upwardly or downwardly revise the credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

5. Contingent liabilities

1) Guarantee obligations in the loan guarantee business

320,739 million yen

2) Guarantee obligations for loans payable of subsidiaries and affiliated company

(Millions of yen)

Company guaranteed	Guaranteed amount
(Subsidiaries and Affiliated Company)	
PROMISE (HONG KONG) CO., LTD.	3,199
PROMISE (THAILAND) CO., LTD.	3,780
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	76
Cau-ichi Co., Ltd.	11
Total	7,067

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

4. Revolving credit facility

Within consumer loans receivable, 1,193,665 million yen was in revolving credit facility agreements (automatic renewal through basic revolving loan contract). These are agreements whereby companies can loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused was 298,310 million yen (including 168 million yen in secured revolving credit facilities). This balance includes credit facilities of customers without any loan balance, except for those making no payments or receipt for two years or more.

There are also contracts whose term ends without the lending option being executed, and thus do not necessarily have an impact on future cash flows of the Company.

For changes in the credit status of customers or other good reasons, each contract contains a clause in which the Company can deny financing for loan applications and upwardly or downwardly revise the credit line.

Even after the completion of contracts, the Company periodically revises contract details and adopts measures to ensure credit safely.

5. Contingent liabilities

1) Guarantee obligations in the loan guarantee business

282,939 million yen

2) Guarantee obligations for loans payable of subsidiaries and affiliated company

(Millions of yen)

Company guaranteed	Guaranteed amount
(Subsidiaries and Affiliated Company)	
PROMISE (HONG KONG) CO., LTD.	4,684
PROMISE (THAILAND) CO., LTD.	3,853
NANJING SHENZHOU SEED INDUSTRY CO., LTD.	76
Total	8,613

First Half Ended Sept. 2006 (Sept. 30, 2006)	First Half Ended Sept. 2007 (Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)
The loans guaranteed above are foreign currency. Of which, guarantee obligations for loans payable to PROMISE (HONG KONG) CO., LTD., totaled 407 million Hong Kong dollars, to PROMISE (THAILAND) CO., LTD., totaled 50 million baht, and to NANJING SHENZHOU SEED INDUSTRY CO., LTD., totaled 5 million yuan.	In foreign currency, guarantee obligations for loans payable to PROMISE (HONG KONG) CO., LTD., totaled 215 million Hong Kong dollars, to PROMISE (THAILAND) CO., LTD., totaled 1,030 million baht, and NANJING SHENZHOU SEED INDUSTRY CO., LTD. totaled 5 million yuan.	The loans guaranteed above are foreign currency. Of which, guarantee obligations for loans payable to PROMISE (HONG KONG) CO., LTD., totaled 310 million Hong Kong dollars, to PROMISE (THAILAND) CO., LTD., totaled 1,050 million baht, and to NANJING SHENZHOU SEED INDUSTRY CO., LTD., totaled 5 million yuan.
6. Status of nonperforming loans	**6. Status of nonperforming loans**	**6. Status of nonperforming loans**

(Millions of yen)

Classification	Sept. 30, 2006 Amount	Sept. 30, 2007 Amount	Mar. 31, 2007 Amount
Credits of bankrupt borrowers	667	1,643	492
Delinquent loans	89	7,708	76
Delinquent loans three months or more past the due date	17,958	20,266	14,292
Restructured loans	63,295	75,819	66,927
Total	82,009	105,437	81,789

First Half Ended Sept. 2006	First Half Ended Sept. 2007	Fiscal Year Ended Mar. 2007
1) Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction, and similar proceedings whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.	1) (No change)	1) (No change)
2) Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.	2) (No change)	2) (No change)
3) Delinquent loans three months or more past the due date are loans that are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.	3) (No change)	3) (No change)

First Half Ended Sept. 2006 (Sept. 30, 2006)

4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.
   Of 63,295 million yen in restructured loans, restructured loans that are 30 days or less past due were 58,707 million yen.

7. **Loan collateral**

A repurchase agreement of 28,992 million yen was included in Short-term loans receivable.

Consequently, commercial paper and securities are accepted as collateral from the seller of the repurchased agreement.

The first half market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	25,794
Short-term government securities	3,197
Total	28,992

8. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	14,050
Contracts exercised	7,825
Difference	6,225

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	164,450
Contracts exercised	—
Difference	164,450

First Half Ended Sept. 2007 (Sept. 30, 2007)

4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.
   Of 75,819 million yen in restructured loans, restructured loans that are 30 days or less past due were 71,155 million yen.

7. **Loan collateral**

A repurchase agreement of 55,960 million yen was included in Short-term loans receivable.

Consequently, commercial paper and securities are accepted as collateral from the seller of the repurchased agreement.

The first half market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	35,969
Securities	20,008
Total	55,978

8. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	50
Contracts exercised	—
Difference	50

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	72,215
Contracts exercised	—
Difference	72,215

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

4) Restructured loans are loans to which a certain concession favorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans, and delinquent loans three months or more past the due date, as described above.
   Of 66,927 million yen in restructured loans, restructured loans that are 30 days or less past due were 63,270 million yen.

7. **Loan collateral**

A repurchase agreement of 71,931 million yen was included in Short-term loans receivable.

Consequently, commercial paper and securities are accepted as collateral from the seller of the repurchased agreement.

The market value for marketable securities received is as follows: (Millions of yen)

Type	Market value
Commercial paper	61,934
Securities	9,997
Total	71,931

8. The unutilized balance from overdraft contracts on current accounts (including similar contracts) and contracts for the loan commitment were as follows. Within the unutilized balance of the loan commitment, 59,025 million yen applies to financial covenants. Terms for this portion of the commitment line are under negotiations.

(Overdraft contracts on current accounts) (Millions of yen)

Total contracts	14,050
Contracts exercised	—
Difference	14,050

(Contracts for the commitment line of loans) (Millions of yen)

Total contracts	108,025
Contracts exercised	—
Difference	108,025

First Half Ended Sept. 2006 (Sept. 30, 2006)	First Half Ended Sept. 2007 (Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)
9. Of the allowance for credit losses, 69,800 million yen of estimated interest repayments was included as repayment applied to the principal of loans.	9. Of the allowance for credit losses, 133,587 million yen of estimated interest repayments was included as repayment applied to the principal of loans.	9. Of the allowance for credit losses, 157,400 million yen of estimated interest repayments was included as repayment applied to the principal of loans.

(Footnotes to Non-Consolidated Statements of Income)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
1. Financial expenses (Millions of yen) Interest expense 3,985 Bond interest 2,022 Commercial paper interest 69	**1. Financial expenses** (Millions of yen) Interest expense 4,076 Bond interest 2,706 Bond issue expenses 532	**1. Financial expenses** (Millions of yen) Interest expense 8,234 Bond interest 3,904 Bond issue expenses 316
2. Depreciation (Millions of yen) Property and equipment 2,168 Intangible fixed assets 1,388	**2. Depreciation** (Millions of yen) Property and equipment 1,699 Intangible fixed assets 1,113	**2. Depreciation** (Millions of yen) Property and equipment 4,392 Intangible fixed assets 2,816
3. Non-operating revenues (Millions of yen) Interest on loans 98 Dividend income 89 Management consulting fees 58 Insurance money received and insurance dividend 16	**3. Non-operating revenues** (Millions of yen) Interest on loans 181 Dividend income 92 Management consulting fees 73 Insurance money received and insurance dividend 135	**3. Non-operating revenues** (Millions of yen) Interest on loans 197 Dividend income 210 Management consulting fees 124 Insurance money received and insurance dividend 147
4. Non-operating expenses (Millions of yen) Expense for relocation of offices 63 Cancellation of leasehold deposits 28	**4. Non-operating expenses** (Millions of yen) Expense for relocation of offices 39 Cancellation of leasehold deposits 19	**4. Non-operating expenses** (Millions of yen) Expense for relocation of offices 155 Cancellation of leasehold deposits 39
5. Extraordinary income (Millions of yen) Net gain on sales of investments in securities 106 Reversal of accruals for loss guarantees 220	**5. Extraordinary income** (Millions of yen) Net gain on sales of investments in securities 55	**5. Extraordinary income** (Millions of yen) Net gain on sales of investments in securities 2,900 Reversal of accruals for loss guarantees 220
6. Extraordinary losses (Millions of yen) Provision for losses on interest repayments 156,050 Net loss on disposal of property and equipment 98	**6. Extraordinary losses** (Millions of yen) Loss on valuation of investments in subsidiaries 6,712 Net loss on disposal of property and equipment 268 Impairment loss 197 Loss on business restructuring expenses 193	**6. Extraordinary losses** (Millions of yen) Loss on valuation of investments in subsidiaries 26,881 Loss on valuation of investments in securities 5,598 Provision for losses on interest repayments 156,050 Provision for business losses of a subsidiary 4,111 Net loss on disposal of property and equipment 294

<table>
<tr><th>First Half Ended Sept. 2006
(Apr. 1, 2006 – Sept. 30, 2006)</th><th>First Half Ended Sept. 2007
(Apr. 1, 2007 – Sept. 30, 2007)</th><th>Fiscal Year Ended Mar. 2007
(Apr. 1, 2006 – Mar. 31, 2007)</th></tr>
<tr><td>7. ——————</td><td>7. During the first half ended September 30, 2007, the following groups of assets of the Company have been charged with impairment losses.

Use: Idle assets / Category: Telephone rights / Prefecture: Tokyo

<u>Method of Grouping Assets</u>
The Company divides its asset groups into two categories: finance for assets related to the financing business and idle assets not related to the financing business for each asset item of other businesses.

<u>Process of Recognizing Impairment Losses and Amount Recorded</u>
Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 197 million yen was booked as extraordinary losses.

<u>Method of Calculating Recovery Value</u>
Recovery value was carried at fair value.</td><td>7. During the fiscal year ended March 31, 2007, the following groups of assets of the Company have been charged with impairment losses.

Use: Idle assets / Category: Land, buildings / Prefecture: Niigata

<u>Method of Grouping Assets</u>
The Company divides its asset groups into two categories: finance for assets related to the financing business and idle assets not related to the financing business for each asset item of other businesses.

<u>Process of Recognizing Impairment Losses and Amount Recorded</u>
Idle assets for which market value has fallen markedly below book value have been adjusted to amounts approaching their potential recovery value. Of the reduction amount, an impairment loss of 43 million yen was booked as extraordinary losses. Of that amount, 35 million yen was for buildings and 7 million yen was for land.

<u>Method of Calculating Recovery Value</u>
Recovery value was stated as net sales value. It is calculated using the assessment value provided by a real estate appraiser for buildings and land.</td></tr>
</table>

(Footnotes to Non-Consolidated Statements of Shareholders' Equity and Changes in Net Assets)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)

Treasury stock (Shares)

Type of shares	Fiscal Year Ended Mar. 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)
Common shares	8,047,638	562	31	8,048,169

(Summary of changes)
Increase in the number of shares
Purchase of odd-lot shares: 562 shares
Decrease in the number of shares
Sale of shares to shareholders holding odd-lot shares: 31 shares

First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)

Treasury stock (Shares)

Type of shares	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)	Increase	Decrease	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)
Common shares	8,048,402	414	120	8,048,696

(Summary of changes)
Increase in the number of shares
Purchase of odd-lot shares: 414 shares
Decrease in the number of shares
Sale of shares to shareholders holding odd-lot shares: 120 shares

Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)

Treasury stock (Shares)

Type of shares	Fiscal Year Ended Mar. 2006 (Apr. 1, 2005 – Mar. 31, 2006)	Increase	Decrease	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
Common shares	8,047,638	853	89	8,048,402

(Summary of changes)
Increase in the number of shares
Purchase of odd-lot shares: 853 shares
Decrease in the number of shares
Sale of shares to shareholders holding odd-lot shares: 89 shares

(Footnotes to Securities)

First Half Ended Sept. 2006 (Sept. 30, 2006)

At the end of the first half ended September 30, 2006, there were no securities with market value among subsidiaries and affiliates.

First Half Ended Sept. 2007 (Sept. 30, 2007)

Subsidiary stock stated at market value (Millions of yen)

Category	Book value per consolidated balance sheet at end of first half	Market value	Difference
Subsidiary stock	0	0	0

Note: Market value is based on closing prices on the Tokyo Stock Exchange.

There were no securities with market value among affiliates.

Fiscal Year Ended Mar. 2007 (Mar. 31, 2007)

At the end of the fiscal year ended March 31, 2007, there were no securities with market value among subsidiaries and affiliates.

(Footnotes to Per Share Data)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
Net assets per share 4,699.13 yen Net loss per share 1,133.44 yen The figure of diluted net loss per share is not disclosed because there was no potential share of common stock that had a dilutive effect. First half net loss per share is not presented since the Company posted a net loss for the period.	Net assets per share 2,801.24 yen Net income per share 36.66 yen The figure of diluted net income per share is not disclosed because there was no potential share of common stock that had a dilutive effect.	Net assets per share 2,841.19 yen Net loss per share 2,956.51 yen The figure of diluted net loss per share is not disclosed because there was no potential share of common stock that had a dilutive effect. It is also not presented since the Company posted a net loss for the period.

Note: Calculations of net income (loss) per share and diluted net income (loss) per share are based on the following data.

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 – Mar. 31, 2007)
First half net loss on consolidated statement of income (143,741) million yen	First half net income on consolidated statements of income 4,649 million yen	Net loss on consolidated statement of income (374,940) million yen
First half net loss related to common stock (143,741) million yen	First half net income related to common stock 4,649 million yen	Net loss related to common stock (374,940) million yen
Average number of common stock outstanding in first half 126,818 thousand	Average number of common stock outstanding in first half 126,818 thousand	Average number of common stock outstanding in fiscal year 126,818 thousand
Major adjustments to first half net income included in the calculation of first half diluted net loss per share — million yen	Major adjustments to first half net income included in the calculation of first half diluted net income per share — million yen	Major adjustments to net income included in the calculation of diluted net loss per share — million yen
Adjustment to first half net income — million yen	Adjustment to first half net income — million yen	Adjustment to net income — million yen
Major categories of the additional number of common stock included in the calculation of first half diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of common stock included in the calculation of first half diluted net income per share Stock acquisition rights — thousand	Major categories of the additional number of common stock included in the calculation of diluted net income per share Stock acquisition rights — thousand
Increased number of common stock — thousand	Increased number of common stock — thousand	Increased number of common stock — thousand
A summary of latent shares is not included in the calculation of first half fully diluted net income per share because there were no shares with a dilutive effect during the period. Treasury stock held for stock option 351,000 shares There were 190,200 shares with stock option as of September 30, 2006, reflecting a 160,800 share decrease owing to loss of rights.	————	A summary of latent shares is not included in the calculation of fully diluted net income per share because there were no shares with a dilutive effect during the fiscal year. Treasury stock held for stock option 351,000 shares There were 190,200 shares with stock option as of March 31, 2007, reflecting a 160,800 share decrease owing to loss of rights.

(Subsequent Events)

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 –Mar. 31, 2007)
(Liquidation of consolidated subsidiary) The Board of Directors on December 12, 2006, approved the liquidation of PROMISE (TAIWAN) CO., LTD., a consolidated subsidiary. Since December 2002, PROMISE (TAIWAN) was engaged primarily in credit appraisal and analysis and the purchase of small-lot consumer loans from Ta Chong Bank. The company's business performance became sluggish after Taiwan tightened laws governing the consumer credit sector, and management came to the conclusion that the prospects for a recovery in business performance were not foreseen. In view of these and other factors, the Board of Directors approved the liquidation of the subsidiary. Outline of PROMISE (TAIWAN) (1) Principal business: Credit appraisal and analysis for loans to the local bank and purchase of claimable assets (2) Shares owned: 100% (3) Liquidation date (scheduled): April 30, 2007 (4) Aggregate liabilities: 9,186 million yen (As of June 30, 2006) The Company plans to book a loss of about 4,000 million yen related to financial support for the above subsidiary in its non-consolidated statements. The effect of this loss on the Company's consolidated business results is insignificant.	(Reduction in maximum interest rates for new customers) Effective from December 19, 2007, the Board of Directors on October 30, 2007, approved the reduction of interest rates on the Company's consumer loans to all new customers to 7.90% – 17.80%. The effect of this reduction in interest rates will be to reduce operating income by an estimated 400 million yen in the current fiscal year.	(Reorganization of consumer finance subsidiaries) In the Board of Directors' Meeting held on May 1, 2007, the Company has made the resolution to make a reorganization of two consolidated subsidiaries, QUOQLOAN INC. and Sun Life Co., Ltd. Both consolidated subsidiaries are currently operating consumer finance business. However, in light of amendments of the Amended Money Lending Business Law, and for the efficiency of Group business operations, both consolidated subsidiaries will stop new contracts. A large part of loans will be transferred to the Company and its consolidated subsidiary PAL Servicer Co., Ltd. Both consolidated subsidiaries will continue to operate solely for the purpose of collecting certain loans for the time being. Accordingly, all branches of both consolidated subsidiaries are planned to close. However, details of the scheme are currently under discussion, and therefore the impact on results of operations for the fiscal year ending March 31, 2008, is yet to be determined. (Foreign currency denominated bond issue) The Board of Directors on March 26, 2007, approved a resolution to issue the Company's first U.S. dollar denominated straight bonds. Details are as follows. (1) Type of bond: Unsecured straight bonds (2) Aggregate issue amount: 500 million U.S. dollars (3) Issue price: 99.846% (4) Coupon: 5.95% per annual (2.234% on yen denominated payment base) (5) Payment date: June 13, 2007

First Half Ended Sept. 2006 (Apr. 1, 2006 – Sept. 30, 2006)	First Half Ended Sept. 2007 (Apr. 1, 2007 – Sept. 30, 2007)	Fiscal Year Ended Mar. 2007 (Apr. 1, 2006 –Mar. 31, 2007)
		(6) Redemption and maturity: 1. The bond will come due on June 13, 2012. 2. The Company has an accelerated redemption option under which it can recall the bonds at its discretion with a 30 to 60 day prior notice. In the case of a recall, the Company may recall all or a part of the outstanding bonds as of the recall date. (7) Use of funds: Working capital

FILE NO. 082-04837

(Excerpt translation)

NEWS RELEASE

PROMISE

November 8, 2007

Dear Sirs:

Promise Co., Ltd.

Hiroki Jinnai
President and Representative Director

Tel: 03-3213-2545 (Public Relations Department)

(Code No. 8574, The first section of the Tokyo Stock Exchange)

Revised Earnings Forecast for the Fiscal Year Ending March 31, 2008

Promise has made the following revisions to its fiscal year ending March 31, 2008(April 1, 2007- March 31, 2008) earnings forecast released on May 1, 2007along with the announcement of the Company's financial results.

1. Revised Earnings Forecast for the fiscal year ending March 31, 2008 (April 1, 2007- March 31, 2008)

(Millions of yen)

Consolidated	Operating income	Operating profit	Recurring profit	Net income	Net income per share
Previous forecast (A)	335,100	20,600	19,400	14,000	110.39
Revised forecast (B)	392,100	29,000	30,200	17,200	135.62
Amount of revision (B-A)	57,000	8,400	10,800	3,200	25.23
Percentage change (%)	17.0	40.8	55.7	22.9	22.9
Result of the fiscal year ended March 31, 2007	368,915	(203,323)	(201.502)	(378,282)	(2,982.86)

(Millions of yen)

Non-Consolidated	Operating income	Operating profit	Recurring profit	Net income	Net income per share
Previous forecast (A)	284,000	13,600	12,900	10,000	78.85
Revised forecast (B)	277,000	15,600	17,400	7,200	56.77
Amount of revision (B-A)	(7,000)	2,000	4,500	(2,800)	(22.08)
Percentage change (%)	(2.5)	14.7	34.9	(28.0)	(28.0)
Result of the fiscal year ended March 31, 2007	299,910	(197,508)	(196,852)	(374,940)	(2,956.51)

2. Principal Reasons for Revision

1) Reason for revision of consolidated earnings forecast

Due to a tender offer conducted by Promise subsidiary Asahi Enterprise Co., Ltd. from August 13 to September 13, 2007 to purchase the shares of SANYO SHINPAN FINANCE CO., LTD. (SANYO SHINPAN), SANYO SHINPAN and its group companies have been included in the scope of consolidation. The operations of the SANYO SHINPAN Group will be included in the consolidated income statement beginning on October 1, 2007. Due to this inclusion, Promise Group has increased its operating income forecast by 57.0 billion yen and operating profit forecast by 8.4 billion yen compared with the forecasts announced on May 1, 2007.

The net income forecast has been increased by only 3.2 billion yen. One reason is a first half extraordinary loss of 3.6 billion yen on the sale of credit in conjunction with the reorganization of consumer finance companies (QUOQLOAN INC. and Sun Life Co., Ltd.). In addition, Promise Group expects to record an extraordinary loss of about 4.2 billion yen for expenses for branch closings and other restructuring measures following the management integration with SANYO SHINPAN.

2) Reason for revision of non-consolidated earnings forecast

Promise has raised the operating profit forecast by 2.0 billion yen and the recurring profit forecast by 4.5 billion yen because of an expected decline of 9.0 billion yen in fiscal year operating expenses. In the initial forecast for the fiscal year, Promise used conservative estimates for expenses for loan losses and for debt guarantee associated with guarantee alliances. However, the current outlook is for declines of 6.3 billion yen in expenses for loan losses and 1.9 billion yen in expenses for debt guarantee.

The net income forecast has been reduced by 2.8 billion yen. The main reasons are a first half extraordinary loss of 6.7 billion yen for a write down of subsidiary QUOQLOAN's stock for asset impairment and a projected extraordinary loss of about 3.8 billion yen for expenses for branch closings and other restructuring measures.

3) Dividend forecast

There is no change at this time to the dividend forecast due to the revisions to the fiscal year forecasts.

* The above revision of the earnings performance forecast is a forward-looking statement made based on the information available at the time of the announcement of this revision. Actual earning performance could differ due to a variety of factors.

This news release has been translated from the original Japanese document released on November 8, 2007 for reference only. In the event of any discrepancy between this translated document and the original Japanese document the original document shall prevail.

\- END -


END